BANCO BBVA ARGENTINA S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2021

Banco BBVA Argentina S.A.

Condensed interim financial statements for the six-month period ended June 30, 2021, comparatively presented.

Consolidated Condensed Statement of Financial Position

Consolidated Condensed Statement of Income

Consolidated Condensed Statement of Other Comprehensive Income

Consolidated Condensed Statement of Changes in Shareholders’ Equity

Consolidated Condensed Statement of Cash Flows

Notes

Exhibits

Independent auditors’ limited review report on condensed interim consolidated financial statements

Separate Condensed Statement Of Financial Position

Separate Condensed Statement of Income

Separate Condensed Statement of Other Comprehensive Income

Separate Condensed Statement of Changes in Shareholders’ Equity

Separate Condensed Statement of Cash Flows

Notes

Exhibits

Independent auditors’ limited review report on condensed interim separate financial statements

Supervisory Committee’s Report

Reporting Summary

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3)

	Notes and Exhibits	06.30.21	12.31.20

ASSETS

Cash and deposits in banks	7	198,329,379	190,629,053

Cash		59,217,983	77,992,953
Financial institutions and correspondents		139,111,396	112,636,100
Argentine Central Bank (BCRA)		135,199,765	108,010,088
Other in the country and abroad		3,911,631	4,626,012

Debt securities at fair value through profit or loss	8	4,522,549	1,181,508

Derivatives	9	2,636,384	4,859,762

Repo transactions	10	105,264,692	61,644,402

Other financial assets	11	15,249,393	12,588,423

Loans and other financing	12	306,926,264	350,305,200

Non-financial government sector		132	640
Argentine Central Bank (BCRA)		-	7,526
Other financial institutions		2,367,525	2,199,691
Non-financial private sector and residents abroad		304,558,607	348,097,343

Other debt securities	13	153,768,644	151,145,975

Financial assets pledged as collateral	14	16,679,007	22,449,161

Current income tax assets	15 a)	4,831,283	610

Investments in equity instruments	16	2,127,357	3,198,340

Investments in associates	17	2,051,713	1,807,386

Property and equipment	18	41,225,704	42,319,702

Intangible assets	19	2,373,409	1,947,410

Deferred income tax assets		650,756	6,646,331

Other non-financial assets	20	7,470,940	11,184,926

Non-current assets held for sale	21	283,154	283,154

TOTAL ASSETS		864,390,628	862,191,343

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3)

	Notes and Exhibits	06.30.21	12.31.20

LIABILITIES

Deposits	22 and Exhibit H	609,118,286	599,329,960

Non-financial government sector		7,121,212	7,053,773
Financial sector		436,284	1,079,861
Non-financial private sector and residents abroad		601,560,790	591,196,326

Derivatives	9	141,934	236,479

Other financial liabilities	24	46,892,529	49,160,613

Financing received from the BCRA and other financial instruments	25	9,715,452	12,063,751

Corporate bonds issued	26	870,767	1,464,768

Current income tax liabilities	15 b)	81,649	4,664,556

Provisions	27 and Exhibit J	6,336,896	14,380,561

Deferred income tax liabilities		3,430,401	49,301

Other non-financial liabilities	28	54,902,051	50,811,012

TOTAL LIABILITIES		731,489,965	732,161,001

EQUITY

Share capital	30	612,710	612,710
Non-capitalized contributions		33,069,014	33,069,014
Capital adjustments		23,516,271	23,516,271
Reserves		63,848,163	108,195,009
Unappropriated retained earnings		(1,255,969)	(51,979,413)
Other Comprehensive Income/(Loss)		(81,733)	98,293
Income for the period/year		10,557,502	13,838,808
Equity attributable to owners of the Parent		130,265,958	127,350,692
Equity attributable to non-controlling interests		2,634,705	2,679,650

TOTAL EQUITY		132,900,663	130,030,342

TOTAL LIABILITIES AND EQUITY		864,390,628	862,191,343

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME
FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3)

	Notes and Exhibits	Accumulated as of 06.30.21	Accumulated as of 06.30.20	Quarter from 04.01.21 to 06.30.21	Quarter from 04.01.20 to 06.30.20

Interest income	31	84,394,724	72,511,955	43,669,239	33,557,081
Interest expense	32	(36,180,703)	(22,643,953)	(19,363,264)	(9,711,038)

Net interest income		48,214,021	49,868,002	24,305,975	23,846,043

Commission income	33	18,055,730	17,717,041	9,536,778	9,169,014
Commission expenses	34	(8,904,451)	(10,079,039)	(4,108,130)	(4,499,975)

Net commission income		9,151,279	7,638,002	5,428,648	4,669,039

Net income from financial instruments at fair value through profit or loss	35	3,028,172	3,479,025	1,252,429	1,913,090
Net income (loss) from write-down of assets at amortized cost and at fair value through OCI	36	(52,957)	(1,469,379)	(16,341)	(309,400)
Foreign exchange and gold gains/(losses)	37	2,175,087	4,202,981	1,181,401	2,244,722
Other operating income	38	3,527,742	3,359,413	1,811,630	1,715,014
Impairment of financial assets		(4,249,126)	(6,543,443)	(2,125,725)	(3,974,103)

Net operating income		61,794,218	60,534,601	31,838,017	30,104,405

Personnel benefits	39	(12,838,852)	(12,982,638)	(6,358,934)	(5,956,477)
Administrative expenses	40	(11,793,785)	(11,436,804)	(5,878,230)	(5,754,908)
Depreciation and amortization	41	(2,374,934)	(2,568,129)	(1,188,819)	(1,265,871)
Other operating expenses	42	(10,719,713)	(9,177,434)	(5,563,097)	(4,252,652)

Operating income		24,066,934	24,369,596	12,848,937	12,874,497

Income (loss) from associates and joint ventures		141,648	327,494	174,182	283,856
Gain (loss) on net monetary position		(17,111,333)	(9,680,505)	(8,733,735)	(3,750,117)
Income before income tax		7,097,249	15,016,585	4,289,384	9,408,236

Income tax	15 c)	3,415,308	(6,516,536)	2,930,853	(3,090,787)

Net income for the period		10,512,557	8,500,049	7,220,237	6,317,449

Net income for the period attributable to:
Owners of the Parent		10,557,502	8,384,006	7,219,226	6,246,363
Non-controlling interests		(44,945)	116,043	1,011	71,086

Notes and exhibits are an integral part of these consolidated financial statements.

EARNINGS PER SHARE
AS OF JUNE 30, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3)

Accounts	06.30.21	06.30.20

Numerator:

Net income attributable to owners of the Parent	10,557,502	8,384,006
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	10,557,502	8,384,006

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,696,260
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,696,260

Basic earnings per share (stated in pesos)	17.2308	13.6838
Diluted earnings per share (stated in pesos) (1)	17.2308	13.6838

(1)	As Banco BBVA Argentina S.A. has not issued financial instruments with dilutive effects on earnings per share, basic earnings and diluted earnings per share are the same.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3)

	Accumulated as of 06.30.21	Accumulated as of 06.30.20	Quarter from 04.01.21 to 06.30.21	Quarter from 04.01.20 to 06.30.20

Net income for the period	10,512,557	8,500,049	7,220,237	6,317,449

Other comprehensive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method
Loss on the Share in OCI from associates and joint ventures at equity method	(6,505)	(56,790)	(1,055)	(32,196)
	(6,505)	(56,790)	(1,055)	(32,196)

Income or loss on hedge instruments- cash flow hedge
Loss on hedge instruments for the period	-	-	-	2,496
Income tax	-	-	-	(546)
	-	-	-	1,950

Income or loss on financial instruments at fair value through OCI
Income (Loss) for the period on financial instruments at fair value through OCI	(391,917)	5,637,108	45,076	2,390,654
Reclassification adjustment for the period	40,257	1,469,379	7,256	423,907
Income tax	185,772	(1,919,610)	27,453	(883,264)
	(165,888)	5,186,877	79,785	1,931,297

Other comprehensive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)
Loss for the period on equity instruments at fair value through OCI	(7,633)	(24,245)	(3,150)	(2,033)
Income tax	-	5,617	(275)	(1,070)
	(7,633)	(18,628)	(3,425)	(3,103)

Total Other Comprehensive Income for the period	(180,026)	5,111,459	75,305	1,897,948

Total Comprehensive Income	10,332,531	13,611,508	7,295,542	8,215,397

Total comprehensive income:
Attributable to owners of the Parent	10,377,476	13,495,466	7,294,531	8,144,312
Attributable to non-controlling interests	(44,945)	116,042	1,011	71,085

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3)

	2021											2020
	Share	Non-capitalized		Other Comprehensive		Reserves
	Capital	contributions		Income
	Outstanding shares	Share premium		Losses on financial instruments at fair value through OCI	Other				Total equity attributable to owners of the Parent	Total equity attributable to non-controlling interests	Total	Total
								Unappropriated retained earnings
			Adjustments to equity
Transactions						Legal reserve	Other reserves

Restated balances at the beginning of the year	612,710	33,069,014	23,516,271	168,456	(70,163)	28,233,290	79,961,719	(36,884,636)	128,606,661	2,679,650	131,286,311	132,893,824

Adjusted income from previous years (see Note 2.b)	-	-	-	-	-	-	-	(1,255,969)	(1,255,969)	-	(1,255,969)	-

Impact of the implementation of the financial reporting framework established by the BCRA- IFRS 9, paragraph 5.5	-	-	-	-	-	-	-	-	-	-	-	(3,469,394)

Adjusted balance at the beginning of the year	612,710	33,069,014	23,516,271	168,456	(70,163)	28,233,290	79,961,719	(38,140,605)	127,350,692	2,679,650	130,030,342	129,424,430

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	10,557,502	10,557,502	(44,945)	10,512,557	8,500,049
- Other Comprehensive Income for the period	-	-	-	(165,888)	(14,138)	-	-	-	(180,026)	-	(180,026)	5,111,459

Difference derived from the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5. Group "C" financial institutions	-	-	-	-	-	-	-	-	-	-	-	4,113

- Distribution of Unappropriated retained earnings as per Shareholders' Resolution dated April 20, 2021 and May 15, 2020 (Note 30)

Cash dividends (1)	-	-	-	-	-	-	(7,462,210)	-	(7,462,210)	-	(7,462,210)	(3,839,245)
Absorption of accumulated losses	-	-	-	-	-	-	(36,884,636)	36,884,636	-	-	-	-

Balances at fiscal period end	612,710	33,069,014	23,516,271	2,568	(84,301)	28,233,290	35,614,873	9,301,533	130,265,958	2,634,705	132,900,663	139,200,806

(1) It represents $ 12.18 per share.

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3)

Accounts	06.30.21	06.30.20

Cash flows from operating activities

Income before income tax	7,097,249	15,016,585

Adjustment for total monetary income for the period	17,111,333	9,680,505

Adjustments to obtain cash flows from operating activities:	4,770,356	(748,223)
Depreciation and amortization	2,374,934	2,568,129
Impairment of financial assets	4,249,126	6,543,443
Effect of foreign exchange changes on cash and cash equivalents	(782,433)	(8,249,136)
Other adjustments	(1,071,271)	(1,610,659)

Net increases from operating assets:	(130,302,446)	(197,953,752)
Debt securities at fair value through profit or loss	(4,773,750)	(9,804,313)
Derivatives	1,444,687	3,611,302
Repo transactions	(56,183,600)	(51,468,588)
Loans and other financing	(32,909,578)	(79,647,630)
Non-financial government sector	437	539
Other financial institutions	(846,007)	(1,755,763)
Non-financial private sector and residents abroad	(32,064,008)	(77,892,406)
Other debt securities	(35,523,147)	(48,667,495)
Financial assets pledged as collateral	1,442,168	(7,342,811)
Investments in equity instruments	508,351	272,733
Other assets	(4,307,577)	(4,906,950)

Net increases from operating liabilities:	160,128,875	116,017,888
Deposits	137,683,255	123,237,950
Non-financial government sector	1,800,081	3,193,057
Financial sector	(533,644)	710,089
Non-financial private sector and residents abroad	136,416,818	119,334,804
Liabilities at fair value through profit or loss	50,559	(990,948)
Derivatives	(10,049)	(4,898,123)
Other liabilities	22,405,110	(1,330,991)

Income tax paid	(2,727,978)	(14,318,758)

Total cash flows generated by/(used in) operating activities	56,077,389	(72,305,755)

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3)

Accounts	06.30.21	06.30.20

Cash flows from investing activities

Payments:	(1,907,390)	(1,206,695)
Purchase of property and equipment, intangible assets and other assets	(1,762,254)	(1,206,695)
Other payments related to investing activities	(145,136)	-

Collections:	520,061	713,593
Other collections related to investing activities	520,061	713,593

Total cash flows used in investing activities	(1,387,329)	(493,102)

Cash flows from financing activities

Payments:	(4,261,594)	(8,041,158)
Non-subordinated corporate bonds	(538,138)	(7,720,828)
BCRA	(2,073)	(445)
Financing from local financial institutions	(3,108,945)	-
Leases	(612,438)	(319,885)

Collections:	-	2,625,967
Issuance of treasury stock	-	1,125,805
BCRA	-	1,500,162

Total cash flows used in financing activities	(4,261,594)	(5,415,191)

Effect of exchange rate changes on cash and cash equivalents	782,433	8,249,136
Gain (loss) on net monetary position of cash and cash equivalents	(43,510,573)	(27,628,447)

Total changes in cash flows	7,700,326	(97,593,359)
Restated cash and cash equivalents at the beginning of the year (Note 7)	190,629,053	266,606,190
Cash and cash equivalents at fiscal period-end (Note 7)	198,329,379	169,012,831

Notes and exhibits are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2021
(Stated in thousands of pesos in constant currency– Note 3)

1.	General information
1.1.	Information on Banco BBVA Argentina S.A.

Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 243 national branches.

Since December 1996, BBVA Argentina is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (hereinafter, either “BBVA” or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of June 30, 2021.

These consolidated condensed interim financial statements include the Entity and its subsidiary companies (collectively referred to as the “Group”).

The financial statements of the subsidiaries were prepared as of the same dates and for the same periods as those of Banco BBVA Argentina S.A. The financial statements of PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. were prepared considering the financial reporting framework set forth by the Argentine Central Bank (BCRA) for Group "C" financial institutions, without considering the model established in paragraph 5.5. “Impairment” of IFRS 9 until fiscal years beginning on or after January 1, 2022, as stated in Note 2 to these consolidated condensed interim financial statements.

The Entity's subsidiaries are listed below:

– BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión: a corporation incorporated under the laws of Argentina as an agent for the management of mutual funds.

– Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) “Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)”: a corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single pay-as-you go system named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension fund managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

– PSA Finance Argentina Compañía Financiera S.A. (“PSA”): a financial company incorporated under the laws of Argentina engaged in the granting of pledge loans; and

– Volkswagen Financial Services Compañía Financiera S.A. (“VWFS”): a financial company incorporated under the laws of Argentina engaged in the granting of pledge loans.

Argentine Capital Markets Law No. 26831, enacted on December 28, 2012 and amended by Law No. 27440 dated May 11, 2018, subsequently regulated through General Resolution No. 622/13 and General Resolution No. 731/2018 issued by the Argentine Securities Commission (CNV), establishes in section 47 that agents have an obligation to register with the CNV, to act in the market in any of the capacities set forth in such law. On September 9 and 19, 2014, the Entity was registered as an Agent for the Custody of Mutual Funds under No. 4 and as a Comprehensive Clearing and Settlement Agent under No. 42. On August 7, 2014, the subsidiary BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión was registered as a Mutual Fund Agent under No. 3.

Part of the Entity's capital stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange, and the Madrid Stock Exchange.

1.2.	Economic context

The Bank continues to operate in a complex economic context, signaled by the persistence of high inflation, although economic activity levels have been recovering since the second half of 2020, amidst the ongoing health emergency. This scenario is accompanied by volatile financial variables, including, among others, a country risk indicator which has increased even after the successful renegotiation of the sovereign debt last year, as well as the imputed exchange rates impacting the outstanding public debt denominated in foreign currency.

Against this backdrop, by means of Decree No. 1042/2020, the Executive Branch extended the effectiveness of the Public Emergency, Social Solidarity and Productive Revival Law (the “Public Emergency Law”) for one additional year, until December 31, 2021, declaring Argentina in economic, financial, administrative, social security, energy, public health and social emergency.

On the fiscal front, in December 2020, the Argentine Government and the provinces (excluding the City of Buenos Aires) agreed upon a new Fiscal Consensus empowering provincial jurisdictions to set turnover tax rates, without applying the caps established in the 2017 Fiscal Consensus. Concerning income tax, Law No. 27630 was enacted and published in the Official Gazette on June 16, 2021. Such law provides for an increase in the income tax rate for large corporations, including the Bank, from 30% to 35%, effective as from fiscal years beginning on or after January 1, 2021.

As regards foreign exchange matters, on December 30, 2019, the BCRA published Communication “A” 6856 establishing the effectiveness of the provisions made known through Communication “A” 6770, as amended, whereby, among other measures, it provided that the BCRA's previous consent will be required to access the foreign exchange market for the remittance of profits and dividends, payment of services to foreign related companies, and early payment of financial debts (principal and interest) over three business days before their due date. As of the date of these financial statements, the BCRA issued further regulations imposing new restrictions to access the exchange market.

Furthermore, the Argentine Government is in the process of negotiating its foreign debt with its main creditors, including the International Monetary Fund and the Paris Club.

1.3.	COVID-19

On March 11, 2020, the World Health Organization designated the Coronavirus (COVID-19) outbreak as a pandemic, due to its fast pace of proliferation across more than 150 countries. Most governments took restrictive measures to contain the spread, including, without limitation, social distancing, confinement, lockdowns, and restrictions to the free movement of people, closure of governmental and private facilities, other than those deemed essential (i.e., heath, food, fuel and communication facilities), border closures, and drastic reductions in transportation by air, sea, railroad and land.

As for Argentina, where the Entity operates, on March 12, 2020, Executive Decree No. 260/2020, as amended, was issued, declaring the country in health emergency in order to cope with the crisis brought about by the COVID-19. On March 19, 2020, Executive Decree No. 297/2020 was issued, mandating social and preventive lockdown measures, effective from March 20, 2020 through November 8, 2020, pursuant to successive extensions established by subsequent Decrees published in the Official Gazette. By means of Decree No. 875/2020 dated November 7, 2020, the Executive Branch established mandatory social preventive distancing measures, subsequently extended until April 9, 2021 for people residing in or moving around urban agglomerations and districts or provinces, to the extent they meet the epidemiological and health parameters therein set forth.

The measures adopted by the Executive Branch originally led to the slowdown or suspension of most non-essential activities carried out by individuals and, as such, have had significant impact on the economy at the national, regional and global levels, due to the disruption or slowdown of supply chains, coupled with rising economic uncertainty, as evidenced by the increased volatility in asset prices and exchange rates, and a decline in long-term interest rates. Then, due to the epidemiological evolution in different regions of the country, the restrictive measures progressively became more flexible, allowing to gradually resume economic and personal activities.

On March 11, 2021, the Executive Branch passed Decree No. 167/2021 extending until December 31, 2021 the term of the health emergency declared by means of Law No. 27541 and subsequently extended by Decree No. 260/2020, as amended. Then, the Executive Branch imposed overall prevention measures by means of Decree No. 235/2021, which came into force on April 10, 2021 and was extended several times by subsequent decrees until August 6, 2021, taking into consideration the epidemiological and health risk indicators prevailing in each geographic area. On August 7, 2021, Decree No. 494/2021 was published, establishing the criteria to define epidemiological and health alarm scenarios. Such criteria will remain in effect until October 1, 2021 inclusive.

In an effort to address the challenges brought about by the pandemic, the BCRA took several measures primarily aimed at facilitating credit access by economic players, including, without limitation:

a)	eased calculation of days in arrears and suspension of certain mandatory reclassification provisions for purposes of the financial system's debtors classification and allowance assessment, according to the BCRA's rules and regulations. Communication “A” 7245 dated March 25, 2021 establishes the schedule by which days in arrears for debtors classification will increase. Since June 1, 2021, debtors will have to be classified according to preexisting arrears criteria;
b)	maximum limit on positions held by entities in Bills issued by the BCRA (LELIQs);
c)	obligation for financial institutions to grant credit facilities to micro, small and medium enterprises (MSMEs) at an annual nominal interest rate of 24% to cover working capital requirements or to pay for wages. Since November 6, 2020, the extension of such credit lines is voluntary;
d)	obligation for financial institutions to automatically extend the payment term of credit card outstanding balances until September 30, 2020, offering payment plans of up to 9 installments, at an annual interest rate of up to 40% and with a three-month grace period;
e)	for mortgage and pledge loans adjustable by UVA (that is, according to the changes in the CPI), by means of Decrees No. 319/2020 and 767/2020, the Argentine government suspended hikes in outstanding installments until January 2021. In addition, an 18-month convergence period will commence in February 2021, in order for installments to gradually reach ordinary levels, without the impact of the suspended hikes. The difference between the payments made pursuant to contractual conditions and those arising from the suspension will be payable in new installments not to exceed the amount of the originally agreed-upon ones upon expiration of the original contractual term;
f)	suspended hikes in fees and commissions (related to savings accounts, credit cards, checking accounts and safety boxes) from November 5, 2020 with maximum percentages allowed by the BCRA. Such percentages shall be communicated to the BCRA at least 30 days prior to date scheduled to inform the user, and they shall only be applied 60 days after users have been informed;

g)	ceiling rates on credit card revolving financing facilities and floor rates on time deposits;
h)	obligation for financial institutions to grant credit facilities to customers and non-customers at a regulatory interest rate of 24% for the purchase of Argentine-sourced capital goods, health-care providers and companies which had no access to bank loans. Since November 6, 2020, the extension of such credit lines is voluntary;
i)	obligation for financial institutions to grant credit to businesses under the Employment and Production Emergency Assistance Program (the “Program”) at a regulatory interest rate of 15%;
j)	under such Program, financial institutions will be required to grant zero-interest rate credit facilities in pesos (15% of such rate to be subsidized by the Federal Productive Development Fund or FONDEP, for its Spanish acronym) for taxpayers under the simplified tax regime and self-employed workers engaged in cultural activities, and applying for them until December 31, 2020; and
k)	from October 16, 2020 to September 30, 2021, large financial institutions, including the Bank, are required to maintain outstanding balances under the “Financing line for productive investments of MSMEs” to finance investment projects, working capital and discount of financial instruments equivalent, at least, to 7.5% of non-financial private sector deposits; and
l)	for employer customers eligible for the Productive Recovery Program II (REPRO II), financial institutions will be required to defer unpaid installments with maturity as from May 14, 2021 to the month following the end of the credit life. In addition, compensatory interest shall only accrue at the contractually agreed-upon rate.

In addition, the distribution of profits by financial institutions was suspended until December 31, 2021.

The events described in Notes 1.2. and 1.3. above impact the Entity's operations, while also affecting the calculation of expected credit losses under IFRS 9 and the valuation of debt instruments issued by the public sector (given their new conditions, such as lower rates, longer term and different currency), by decreasing the financial margin and restricting the Entity's ability to charge fees and commissions on certain activities (withdrawal of funds from ATMs, transactions carried out at the branch by MSMEs).

As of June 30, 2021, minimum capital and minimum cash surpass the minimum thresholds required by the BCRA, with no deficits in these ratios being expected for the following twelve months.

The Entity's Management monitors the development of these events on an ongoing basis in order to define the actions to be taken and identify their potential impact on its financial position.

As of the date of these financial statements, the above-described events have not had a material impact on the Entity’s financial position, results of operations and/or cash flows. Management believes that no material impacts will occur in the future if activity remains, at least, at current levels.

2.	Basis for the preparation of the Financial Statements

These consolidated condensed interim financial statements as of June 30, 2021 and for the six-month period ended on that date were prepared in accordance with the reporting framework set forth by the BCRA that requires supervised entities to submit financial statements prepared pursuant to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)	Impairment of financial assets

Pursuant to Communication “A” 6847 issued by the BCRA, the Entity has applied the expected loss model set forth under paragraph 5.5. of IFRS 9, except for debt instruments issued by the non-financial government sector, which were excluded from the scope of such standard. If the Entity had applied the impairment model established in paragraph 5.5. of IFRS 9, its shareholders' equity as of June 30, 2021 and December 31, 2020 would have been reduced by 5,216,556 and 5,549,558, respectively, net of the deferred tax effect.

In addition, on March 19, 2020, the BCRA issued Communication "A" 6938—which term was subsequently extended by Communication “A” 7181 dated December 17, 2020— deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until fiscal years beginning on or after January 1, 2022 for Group "C" institutions (institutions consolidated by the Bank), which would remain subject to the impairment model established by the BCRA through Communication "A" 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA.

b)	Measurement of the remaining investment held in Prisma Medios de Pago S.A.

By means of Memorandum No. 7/2019 dated April 29, 2019, the BCRA established the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recognized under “Investments in Equity Instruments” as of June 30, 2021 and December 31, 2020 (see Note 16 to these consolidated condensed interim financial statements).

Additionally, the Bank recognized an adjustment to previous years’ profits, at the request of the BCRA. By means of Memorandum No. 8/2021 dated March 22, 2021, that is, subsequent to the financial statements as of December 31, 2020, the Bank was required to adjust the fair value recognized in respect of its equity interest in Prisma Medios de Pago S.A. as of December 31, 2020.

For disclosure purposes only, such adjustment had an impact on the items “Investments in Equity Instruments” by 1,794,245 (decrease) and “Unappropriated retained earnings” by 1,255,969 (net decrease in deferred income tax) in the comparative consolidated condensed statement of financial position and in the comparative consolidated condensed statement of changes in shareholders’ equity as of December 31, 2020.

In determining the valuation of such equity interest, the Bank followed the guidelines set out under applicable standards, also considering a valuation report as of December 31, 2020 issued by independent appraisers.

c)	Memorandum No. 6/2017 on income tax reassessment

On May 29, 2017, the BCRA issued Memorandum No. 6/2017 whereby the Entity was required to account for a provision in liabilities for the reassessment of income tax applying the inflation adjustment for tax purposes. Had the IFRS treatment been applied, liabilities would have decreased by 6,826,514 as of December 31, 2020 as a result of the reassessment of income tax for fiscal years 2016, 2017 and 2018.

The exceptions described above imply a deviation from IFRS.

As this is an interim period, the Entity has opted to present condensed information, pursuant to the guidelines of IAS. 34 “Interim Financial Information”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read jointly with the financial statements as of December 31, 2020. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from December 31, 2020 are included.

Furthermore, the BCRA, through Communications “A” 6323 and 6324, set forth guidelines for the preparation and presentation of the financial statements of financial institutions for fiscal years beginning on or after January 1, 2018, including the additional reporting requirements as well as the information to be submitted as Exhibits.

These financial statements have been approved by the Board of Directors of Banco BBVA Argentina S.A. on August 24, 2021.

3.	Functional and presentation currency

The Bank considers the Argentine Peso as the functional and presentation currency. All amounts are stated in thousands of pesos, unless otherwise stated. All the periods and the fiscal year reflected in these financial statements are exposed in constant currency as of June 30, 2021.

Measuring Unit

IAS 29 requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be stated in the measuring unit current at the reporting period end. IAS 29 provides certain qualitative and quantitative guidelines to determine the existence of a hyperinflationary economy. Accordingly, hyperinflation shall be deemed to exist where the last three years' cumulative inflation approaches or exceeds 100%. In Argentina, consensus has been reached among local professional associations in that, as from July 1, 2018, the Argentine economy should be regarded as hyperinflationary based on the guidelines established in IAS 29.

By means of Communication “A” 6651, as amended, the BCRA mandated the retroactive application of IAS 29 to fiscal years beginning on or after January 1, 2020.

Entities should rely on the following price indexes for such purposes:

•	for items subsequent to December 2016: Consumer Price Index (CPI) compiled by the Argentine Institute of Statistics and Census (“INDEC”), and
•	for items previous to December 2016: The price index released by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE).

Under IAS 29, assets and liabilities, which are not stated in the measuring unit current at the end of the reporting period, should be restated by applying the price index. The restated value of a non-monetary item is reduced when it exceeds its recoverable value.

The Entity recognized the impact of the adoption of IAS 29 at the beginning of the first year of application under Unappropriated retained earnings. All items of the Consolidated Statements of Income and Other Comprehensive Income are restated into the measuring unit current at the reporting period end. The gain or loss on net monetary position is recognized in the Consolidated Statement of Income under “Gain (loss) on net monetary position,” except for gains or losses related to investments in equity instruments at fair value through profit or loss, which are recognized in real terms under “Net income from financial instruments at fair value through profit or loss” in the Consolidated Statement of Income.

The Bank prepares its financial statements based on the historical cost approach, and has applied the guidelines of IAS 29 as follows:

a)	the Statement of Financial Position as of December 31, 2020 was restated into the measuring unit current as of June 30, 2021;
b)	the Statements of Income, Other Comprehensive Income, Changes in Shareholders' Equity and Cash Flows as of June 30, 2020 were restated into the measuring unit current as of June 30, 2021, calculating and separately disclosing the gain or loss on net monetary position;
c)	The Entity recalculated the balance of Other comprehensive income as of December 31, 2020 and Other comprehensive income for the period as of June 30, 2020, availing of the option set forth in Communication "A" 7222 issued by the BCRA, which allowed for the early adoption of Communication "A" 7211, repealing the provisions of Communication "A" 6849 concerning the recognition of monetary losses associated with positions carried at fair value through OCI;
d)	the Statement of Financial Position as of June 30, 2021 was restated;
e)	the Statements of Income, Other Comprehensive Income, Changes in Shareholders' Equity and Cash flows for the period ended June 30, 2021 were restated, calculating and separately disclosing the gain or loss on net monetary position.

In applying IAS 29 to the Statement of Financial Position, the Bank has relied on the following methodology and criteria:

a)	Non-monetary assets and liabilities were restated by applying the price index from their date of recognition. The restated amounts were written down to their recoverable values, applying the relevant IFRS, where appropriate.
b)	Monetary assets and liabilities were not restated.
c)	Assets and liabilities contractually related to changes in prices, such as index-linked securities and loans, were measured on the basis of the related contract.
d)	The measurement of investments accounted for under the equity method was based on associates' and joint businesses' information prepared in accordance with IAS 29.
e)	Deferred income tax assets and liabilities were recalculated on the basis of the restated amounts.

In applying IAS 29 to the Statements of Income, Other Comprehensive Income and Cash Flows, the Bank has relied on the following methodology and criteria:

a)	All items of the Statements of Income, Other Comprehensive Income and Cash Flows were restated into the measuring unit current at June 30, 2021.
b)	The gain or loss on net monetary position is recognized in the Statement of Income (with the exceptions mentioned above regarding investments in equity instruments measured at fair value).
c)	The gain or loss on cash and cash equivalents is disclosed in the Statement of Cash Flows separately from the cash flows from operating, investing and financing activities, as a reconciling item between cash and cash equivalents at the beginning of the year and at period-end.

4.	Accounting estimates and judgments

Significant judgments made by Management in the application of accounting policies as well as the assumptions and estimates on uncertainties as of June 30, 2021 were the same as those described in Note 4.1. and 4.2. to the consolidated financial statements as of December 31, 2020, except as mentioned in Note 43 b.3) – “Valuation techniques for Levels 2 and 3” in respect of the valuation of Corporate Bonds. In addition, the Group applies the same methodologies for the assessment of fair values and the same criteria for the classification of fair value hierarchy levels as those described in Note 4.3. to the consolidated financial statements as of December 31, 2020.

5.	Significant accounting policies and guidelines issued by the BCRA

In preparing these consolidated condensed interim financial statements, the Entity applied the same policies and guidelines established by the BCRA as those relied on in preparing its financial statements as of December 31, 2020, except as mentioned in Note 15.c) “Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018”.

5.1 Comparative information

The Consolidated Condensed Statement of Financial Position as of June 30, 2021 is comparatively presented with the prior year, while the Consolidated Condensed Statements of Income, Other Comprehensive Income, Changes in Shareholders' Equity, and Cash Flows, and their related notes for the six-month period ended June 30, 2021, are comparatively presented with the balances of the same period of the previous year.

Comparative information was restated at year-end currency as described in Note 3.

Certain reclassifications were also made:

- reclassifications as of June 30, 2020 in compliance with the provisions of Communication "A" 7211, in order to disclose the figures on a consistent basis; and

- changes derived from adjustments to prior years’ profits or losses, as described in Note 2.b).

The modification of the comparative information does not imply changes in the decisions taken based thereon.

5.2 Change in business model

Since January 1, 2021, there was a change in the Entity's business model associated with the valuation of holdings of fixed income instruments with a remaining maturity of over 90 days at the time of acquisition and which, as provided for by the BCRA, are allowed to be used to meet minimum cash or reserve requirements.

Previously, these securities were considered under the HTC&S (Held to Collect and Sell) business model and measured at fair value through OCI, in line with Management’s plan to hold these financial instruments to meet minimum cash or reserve requirements, and also to sell them, considering that the BCRA’s requirement would be temporary in light of the prevailing economic conditions.

In 2020, the BCRA extended the obligation to hold these instruments to meet minimum cash or reserve requirement, leading the Bank’s Management to reconsider the business model for these financial assets.

As mentioned in the first paragraph, fixed income instruments, regardless of their form of adjustment, issued by the federal, provincial or municipal government or by the BCRA (monetary regulation instruments) will be considered under the HTC (Held to Collect) business model and measured at amortized cost.

As of June 30, 2021, the Entity reclassified 17,258,367 to amortized cost.

In addition, for information purposes only, the fair value and the profit through total comprehensive income as of June 30, 2021 would have amounted to 17,411,220 and 152,853, respectively, if these financial assets had not been reclassified.

6.	Changes to accounting policies and new IFRS issued but not yet effective

Pursuant to Communication “A” 6114 issued by the BCRA, as the new IFRS are approved, or the current IFRS are modified or repealed and, once such changes are adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) by means of Notices of Adoption, the BCRA shall issue a statement announcing its approval for financial institutions. In general, early adoption of an IFRS shall not be allowed, unless specifically admitted when adopted.

The following new or amendments to the current IFRS are effective as from the fiscal year beginning on January 1, 2022. Early adoption is permitted. These amendments were not early adopted by the Group in these consolidated condensed interim financial statements.

New standard or amendment	Effective as from
Loss-making Contracts. Cost of Fulfilling a Contract (Amendment to IAS 37)	January 1, 2022
Annual Improvements to IFRS 2018-2020	January 1, 2022
Property, Plant and Equipment — Proceeds before Intended Use (Amendment to IAS 16)	January 1, 2022
Reference to the Conceptual Framework (Amendments to IFRS 3)	January 1, 2022
IFRS 17 Insurance Contracts and Amendments to IFRS 17	January 1, 2023
Classification of Liabilities as Current or Non-current (Amendment to IAS 1)	January 1, 2023
Definition of accounting estimates (Amendment to IAS 8)	January 1, 2023
Disclosure of accounting policies (Amendments to IAS 1 and IFRS Practice Statement 2)	January 1, 2023
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

The Group considers these new standards or amendments will not have a material impact on its consolidated condensed interim financial statements.

7.	Cash and deposits in banks

The breakdown in the Consolidated Condensed Statement of Financial Position and the balance of cash and cash equivalents calculated for the purposes of the preparation of the Consolidated Condensed Statement of Cash Flows is as follows:

	06.30.21	12.31.20

BCRA - Current account	135,199,765	108,010,088
Cash	59,217,983	77,992,953
Balances with local and foreign financial institutions	3,911,631	4,626,012
TOTAL	198,329,379	190,629,053

8.	Debt securities at fair value through profit or loss
	06.30.21	12.31.20

Government securities	4,518,207	1,147,122
Private securities - Corporate bonds	4,342	34,386
TOTAL	4,522,549	1,181,508

9.	Derivatives

Bank:

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Condensed Statement of Financial Position in the item “Derivatives”. Changes in fair values were recognized in the Consolidated Condensed Statement of Income in “Net income/(loss) from financial instruments at fair value through profit or loss”.

As of June 30, 2021, the Bank has accounted for premiums on put options taken in respect of the Bank's right to sell its equity interest in Prisma Medios de Pago S.A. to the buyer (Al Zenith (Netherlands) B.V. – Note 16) as of December 30, 2021. Such equity interest was measured at fair value as determined by Management, based on a report prepared by independent appraisers (Note 43).

Breakdown is as follows:

Assets

	06.30.21	12.31.20

Debit balances linked to foreign currency forwards pending settlement in pesos	1,433,034	3,378,429
Premiums on put options taken - Prisma Medios de Pago S.A.	1,182,000	1,481,333
Debit balances linked to interest rate swaps	21,350	-
TOTAL	2,636,384	4,859,762

Liabilities

	06.30.21	12.31.20

Credit balances linked to foreign currency forwards pending settlement in pesos	141,934	236,479
TOTAL	141,934	236,479

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps are reported below:

	06.30.21	12.31.20

Foreign currency forwards

Foreign currency forwards purchases - US$	814,889	1,011,403
Foreign currency forwards sales - US$	793,971	978,794
Foreign currency forwards sales - Euros	9,095	6,834

Interest rate swaps

Fixed rate for floating rate (1)	900,000	-

(1) Floating rate: Badlar Rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.

10.	Repo transactions

Breakdown is as follows:

Reverse repurchase agreements

	06.30.21	12.31.20
Amounts receivable for reverse repurchase transactions of BCRA Liquidity bills with the BCRA	105,264,692	61,644,402
TOTAL	105,264,692	61,644,402

11.	Other financial assets

The breakdown of other financial assets is as follows:

	06.30.21	12.31.20
Measured at amortized cost

Other receivables	5,706,552	6,101,493
Financial debtors from spot transactions pending settlement	4,933,293	1,396,609
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (Note 16.1)	2,898,436	3,273,558
Non-financial debtors from spot transactions pending settlement	1,048,260	130,649
Other	4,616	172,724
	14,591,157	11,075,033

Measured at amortized cost through profit or loss

Mutual funds	948,738	1,844,608
	948,738	1,844,608

Allowance for loan losses (Exhibit R)	(290,502)	(331,218)

TOTAL	15,249,393	12,588,423

12.	Loans and other financing

The Group keeps loans and other financing under a business model intended to collect contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	06.30.21	12.31.20

Credit Cards	127,057,684	143,540,365
Consumer loans	33,207,421	35,241,989
Loans for the prefinancing and financing of exports	24,579,525	20,026,640
Mortgage loans	20,504,839	20,986,488
Discounted instruments	20,478,427	23,958,457
Unsecured instruments	14,618,354	18,425,311
Pledge loans	13,825,504	14,302,267
Overdrafts	12,042,803	21,820,437
Other financial institutions	2,666,650	2,929,767
Receivables from finance leases	2,644,432	2,340,355
Loans to personnel	2,557,447	2,671,861
Intruments purchased	749,365	1,240,339
Non-financial government sector	132	640
BCRA	-	7,526
Other financing	47,593,277	59,263,312
	322,525,860	366,755,754

Allowance for loan losses (Exhibit R)	(15,599,596)	(16,450,554)
TOTAL	306,926,264	350,305,200

Finance leases

The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment of the finance leases (lease-purchase agreement) and the current value of the minimum payments to be received thereunder:

	06.30.21		12.31.20
	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Term

Up to 1 year	1,316,889	790,811	1,381,099	933,483
From 1 to 2 years	1,066,569	668,080	861,370	578,358
From 2 to 3 years	802,208	559,683	525,897	375,423
From 3 to 4 years	634,907	477,354	344,047	258,778
From 4 to 5 years	150,258	148,504	237,893	194,313

TOTAL	3,970,831	2,644,432	3,350,306	2,340,355

Principal		2,563,805		2,268,790
Interest accrued		80,627		71,565
TOTAL		2,644,432		2,340,355

The breakdown of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA in the debtor classification regulations) and guarantees received are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in that Exhibit to the carrying amounts is shown below:

	06.30.21	12.31.20

Total Exhibits B and C	333,018,882	376,150,274
Plus:
BCRA	-	7,526
Loans to personnel	2,557,447	2,671,861
Interest and other items accrued receivable from financial assets with credit value impairment	-	175,797
Less:
Allowance for loan losses (Exhibit R)	(15,599,596)	(16,450,554)
Adjustments for effective interest rate	(3,113,815)	(3,354,090)
Corporate bonds	(520,187)	(362,633)
Loan commitments	(9,416,467)	(8,532,981)

Total loans and other financing	306,926,264	350,305,200

Note 47.2 to these consolidated condensed interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of June 30, 2021 and December 31, 2020, the Group holds the following loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	06.30.21	12.31.20

Guarantees granted	4,491,145	938,859
Documentary credits	3,710,875	6,485,653
Unused overdrafts and receivables agreed	1,179,200	1,028,991
Liabilities related to foreign trade transactions	35,247	79,478
	9,416,467	8,532,981

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Group's credit risks policy (Note 47.1 to the consolidated financial statements as of December 31, 2020).

Financing line for productive investments – 2020 and 2021 Quotas

As mentioned in Note 1.3, the BCRA established a financing line for productive investments of MSMEs (MiPyMEs, as per its Spanish acronym) aimed at financing CAPEX and/or the construction of the facilities needed for the production and/or marketing of goods and/or services, financing working capital and discounting deferred checks and other instruments, and other special eligible facilities allowed by applicable laws.

The facilities should be granted as part of the 2020 and 2021 Quotas, pursuant to the following conditions:

	2020 Quota	2021 Quota
Amount to be granted	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos in September 2020	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos in March 2021
Calculation of applications	Between 10.16.2020 and 03.31.2021	Between 04.01.2021 and 09.30.2021
Currency	Pesos
Minimum term	At the time of disbursement, the credit facilities shall have an average term of at least 24 months, but the total term shall not be of less than 36 months. No minimum term will apply to credit facilities aimed at financing working capital and discounting deferred checks and other instruments.
Maximum interest rate	Capped at an annual nominal fixed rate of 30% for investment projects, and at an annual nominal fixed rate of 35% for other purposes.

As of June 30, 2021, the total amount disbursed by the Entity under the 2020 Quota is consistent with the BCRA’s requirements set forth in Communication “B” 12161.

As per Communication “B” 12164, the total amount to be disbursed by the Entity in respect of the 2021 Quota amounts to 24,449,302.

13.	Other debt securities

13.1	Financial assets measured at amortized cost

	06.30.21	12.31.20

Government securities	17,258,367	-
Corporate bonds under credit recovery transactions	29	104
	17,258,396	104

Allowance for loan losses - Private securities (Exhibit R)	(29)	(104)

TOTAL	17,258,367	-

13.2	Financial assets measured at fair value through OCI
	06.30.21	12.31.20

BCRA Liquidity Bills	107,435,338	112,654,177
Government securities	28,585,832	38,164,815
Private securities - Corporate bonds	489,203	327,096

	136,510,373	151,146,088

Allowance for loan losses - Private securities (Exhibit R) (1)	(96)	(113)

TOTAL	136,510,277	151,145,975

(1) Disclosed in this item in accordance with the chart of accounts set forth by the BCRA.

14.	Financial assets pledged as collateral

The breakdown of the financial assets pledged as collateral as of June 30, 2021 and December 31, 2020 is included below:

		06.30.21	12.31.20

Guarantee trust - Government securities at fair value through OCI	(2)	6,017,464	8,697,464
Guarantee trust - USD	(4)	3,994,622	4,400,543
Deposits as collateral	(3)	3,351,864	3,644,151
BCRA - Special guarantee accounts (Note 51.1)	(1)	3,315,057	5,707,003
TOTAL		16,679,007	22,449,161

(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.

(2)	Set up as collateral to operate with Rosario Futures Exchange (ROFEX), Bolsas y Mercados Argentinos SA (BYMA) and Mercado Abierto Electrónico S.A (MAE) on foreign currency forward transactions and futures contracts. The trust fund consists of government securities.

(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and futures contracts.

(4)	The trust is composed of dollars in cash as collateral for activities related to the transactions on MAE and BYMA.

15.	Income Tax:

a)	Current income tax assets
	06.30.21	12.31.20

Income tax asset	4,741,748	-
Advances	89,535	610
	4,831,283	610

b)	Current income tax liabilities
	06.30.21	12.31.20

Income tax provision	127,482	13,032,359
Advances	(31,699)	(8,348,342)
Collections and withholdings	(14,134)	(19,461)
	81,649	4,664,556

c)	Income tax expense

Breakdown of income tax benefit / (expense):

	06.30.21	06.30.20

Current tax	6,344,099	(8,313,562)
Deferred tax	(2,928,791)	1,797,026
	3,415,308	(6,516,536)

The income tax benefit for the period ended June 30, 2021 includes the impact of the calculation of the inflation adjustment for tax purposes and the reversal of the provision required by the BCRA, as mentioned in the section “Income tax– Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018” of this Note.

The Bank’s effective tax rate for the period ended June 30, 2020 was 43%.

Pursuant to IAS 34, income tax is recognized in interim periods based on the best estimate of the weighted average effective income tax rate expected by the Entity for the full fiscal year.

Income tax rate

Law No. 27430, as subsequently amended by the Social Solidarity and Productive Revival Law enacted within the framework of the prevailing Public Emergency (the “Public Emergency Law”), established the following income tax rates:

  30% for fiscal years beginning on or after January 1, 2018 and 25% for fiscal years beginning on or after 2022; and
  dividends distributed to individuals and foreign beneficiaries as from such fiscal years will be taxed at a 7% and 13% rate, respectively.

Then, Law No. 27630 enacted on June 16, 2021 repealed the aforementioned general decrease in rates and introduced a tax rate brackets system, which will be effective for fiscal years beginning on or after January 1, 2021, as follows:

Accumulated net taxable income		Amount payable	Rate (%)	Over the excess of ($)
From	To
$ 0	$ 5,000,000	$ 0	25%	$ 0
$ 5,000,001	$ 50,000,000	$ 1,250,000	30%	$ 5,000,000
$ 50,000,001	Uncapped	$ 14,750,000	35%	$ 50,000,000

The amounts included in these tax brackets will be adjusted annually as from January 1, 2022, based on the changes in the general consumer price index (CPI) measured as of October each year.

Furthermore, dividends on profits derived in fiscal years beginning on or after January 1, 2018 will be taxed at a single rate of 7%.

As a consequence of such changes, the current tax liability as of June 30, 2021 was measured by applying progressive rates on taxable income assessed as of such date, while deferred tax balances were measured using the progressive rate expected to be in force at the time of reversal of the temporary differences.

Inflation adjustment for tax purposes

Law No. 27430, as amended by the Public Emergency Law, established the mandatory adoption of the inflation adjustment following the procedure set forth in the Income Tax Law, as from the fiscal year in which the applicable statutory criteria are met, that is, the fiscal year ended December 31, 2019.

Based on the transition method established by applicable tax laws, the effect of the inflation adjustment for tax purposes (either gain or loss) is included in the taxable income in six annual installments as from the year of calculation. Since the fiscal year beginning January 1, 2021, the effect of the inflation adjustment for tax purposes will be included in the taxable income for the same fiscal year.

-	Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018

On May 10, 2017, May 10, 2018 and May 13, 2019, and based on related case law, the Entity’s Board of Directors approved the filing of actions for declaratory judgment of unconstitutionality under section 39 of Law No. 24073, section 4 of Law No. 25561, section 5 of Decree No. 214/02 issued by the Argentine Executive, Law No. 27468 and any other regulation whereby the inflation adjustment mechanism provided for under Law No. 20628, as amended, is considered not applicable due to the confiscatory effect in the specific case, for fiscal years 2016, 2017 and 2018. Consequently, the Entity filed its income tax returns for those fiscal years taking into consideration the effect of those restatement mechanisms.

The net impact of this measure is an adjustment to the income tax assessed for the fiscal year ended December 31, 2016 in the amount of 1,185,800, for fiscal year ended December 31, 2017, in the amount of 1,021,519, and for fiscal year ended December 31, 2018, in the amount of 3,239,760.

Through Memorandum No. 6/2017 dated May 29, 2017, the BCRA, without resolving on the decisions adopted by the Entity's authorities or the Entity's right regarding the action filed, in its capacity as issuer of accounting standards, requested the Entity to record a provision for contingencies included in “Liabilities” in an amount equivalent to the income recorded, as it considers that “a reassessment of the income tax by applying the inflation adjustment is not addressed by the BCRA regulations”.

In response to this Memorandum, the Entity filed the related answer and confirmed its position by providing the relevant supporting documentation. Notwithstanding the foregoing, the Entity recorded the requested provision, pursuant to the accounting standards prescribed by the regulator for this case.

On June 8, 2020, the Federal Court on Administrative Matters (JCAF 12-23) ruled upon the action for declaratory judgment filed on May 12, 2017, upholding the complaint and thus declaring that the prohibition to apply the inflation adjustment mechanism for the purposes of the income tax return filed by the Bank for fiscal period 2016 is not applicable to the instant case.

The appeals filed against the judgment were granted on August 6, 2020, and the case was submitted to the Appellate Court for consideration. On December 9, 2020, the Federal Appellate Court on Administrative Matters (Courtroom II) dismissed the appeals, thus confirming the judgment rendered by the court of original jurisdiction. The tax authorities (AFIP) filed an extraordinary appeal against the judgment, but then withdrew it through a writ filed on February 1, 2021. Accordingly, the judgment rendered by the Appellate Court in favor of the Bank's interests became final.

Accordingly, the Bank reversed the provision set up for fiscal year 2016 at the request of the BCRA, recognizing a benefit in the first quarter of 2021 in the amount of 1,185,800. Therefore, as of March 31, 2021, the provision recognized by the Bank amounted to 4,261,279.

On June 14, 2021, the Court of First Instance rendered judgment in respect of the action for declaratory judgment of unconstitutionality for fiscal year 2017 in favor of the Bank’s position.

On June 25, 2021, the Bank notified the BCRA that it would reverse the provision set up pursuant to Memorandum No. 6/2017 issued by the BCRA concerning the income tax reassessment due to the inflation adjustment for tax purposes for fiscal years 2017 and 2018 for a total amount of 4,261,279, since, based on the assessment made and on its legal and tax advisors’ opinion, the Entity believes that it is more probable than not that it will obtain a favorable final judgment in respect of these fiscal years.

As of June 30, 2021, the Entity reversed the “Provision for other contingencies – Income tax reassessment due to inflation adjustment” in the amount of 4,261,279. The Entity notified the BCRA of the criteria adopted, to which the BCRA gave its consent.

-   Inflation adjustment for tax purposes. Fiscal year 2019

As concerns fiscal year 2019, the Entity assessed its income tax liability applying the inflation adjustment for tax purposes according to the terms of the Social Solidarity and Productive Revival Law – published in the Official Gazette on December 23, 2019 - which maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law. Nevertheless, one sixth of the resulting inflation adjustment amount should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years. Such deferral has been recognized as a deferred tax asset.

On August 21, 2020, the Bank filed a request for refund at the administrative stage pursuant to the provisions of the first paragraph of section 81 of Law No. 11683 (as compiled in 1998 and as amended) to recover the amount of 4,528,453 (in nominal values).

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the action filed.

- Inflation adjustment for tax purposes. Fiscal year 2020

On May 26, 2021, and based on related case law, the Entity’s Board of Directors approved the filing of an action against the federal tax authorities (AFIP-DGI) for declaratory judgment of unconstitutionality of section 194 of the Income Tax Law (as compiled in 2019) and/or of such rules that prohibit the full application of the inflation adjustment for tax purposes, on the grounds that they would lead to the assessment of a confiscatory income tax liability for fiscal year 2020; therefore allowing the full application of the mechanism set forth in section 106, paragraphs a) through e), Title VI of the Income Tax Law in that fiscal year.

Consequently, as of June 30, 2021, the Entity accounted for an adjustment to the income tax liability assessed for the fiscal year ended December 31, 2020 in the amount of 5,817,000, with the ensuing impact on deferred tax assets by 5,033,000 (decrease) and on the income tax expense (784,000).

-	Requests for refund. Fiscal years 2013, 2014 and 2015

Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the inflation adjustment for tax purposes, consequently a higher tax was paid in the amounts of 264,257, 647,945 and 555,002 for those periods (in nominal values).

Based on the grounds stated above, on November 19, 2015, an administrative action requesting a refund for periods 2013 and 2014 was filed, and the related judicial action was filed on September 23, 2016 for both periods, given that no answer was received at the administrative level.

In turn, on April 4, 2017, a request for refund was filed in relation to the higher amount of tax paid for fiscal year 2015. Likewise, on December 29, 2017, the related judicial action was filed for this fiscal year.

On October 21, 2020, the Entity was notified that Court of First Instance on Administrative Matters No. 1 rendered judgment upholding the request for refund made by the Bank for fiscal year 2014. The tax authorities (AFIP) filed an appeal against such judgment before the Appellate Court.

On November 10, 2020, the Court of First Instance rendered judgment sustaining BBVA Argentina's complaint, thereby ordering the tax authorities to refund the amount of 264,257 paid in excess of the income tax liability for fiscal year 2013, plus accrued interest. The federal tax authorities filed an appeal against the judgment. Finally, on May 6, 2021, the Federal Appellate Court on Administrative Matters (Courtroom I) confirmed the appealed judgment on the merits, therefore dismissing the appeal brought by the federal tax authorities.

On April 27, 2021, the Appellate Court rendered judgment in favor of the Bank concerning the refund of income tax for fiscal year 2014. In its judgment, the Appellate Court substantially confirmed the judgment rendered by the Court of First Instance on the merits, upholding the confiscatory nature of the tax.

The federal tax authorities brought extraordinary appeals against both judgments.

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the action filed.

16.	Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income. Breakdown is as follows:

16.1       Investments in equity instruments through profit or loss

	06.30.21	12.31.20

Prisma Medios de Pago S.A. (1)	1,796,979	2,798,840
Private securities - Shares of other non-controlled companies	299,184	363,784

TOTAL	2,096,163	3,162,624

(1)	This balance is related to the amount of 10,805,542 shares held in Prisma Medios de Pago S.A., representing 5.44% of such company’s capital stock. Said investment was measured at fair value estimated by Management based on a report prepared by independent appraisers as of December 31, 2020, net of the valuation adjustment mandated by the BCRA in Memoranda No. 7/2019 and No. 8/2021 and the collection of dividends. The accounting criteria applied as stated above constitutes a deviation from IFRS.

On February 1, 2019, 2,344,064 registered, common shares with a nominal value of $ 1 each and one vote per share, owned by the Bank in Prisma Medios de Pago S.A., were transferred to AI Zenith (Netherlands) B.V. (a company related to Advent International Global Private Equity).

In accordance with the provisions of the Offer for the purchase of those shares by AI Zenith (Netherlands) B.V., and accepted by the Bank, the total estimated price adjusted was USD 78,265,273, out of which, on February 1, 2019, the Bank received USD 46,457,210, and the unpaid balance shall be deferred over the following 5 (five) years and settled as follows: (i) 30% of that amount shall be paid in pesos, adjusted by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10%.

On July 22, 2019, the Entity completed the assessment of the selling price of the shares. Such price amounts to USD 76,947,895.33. The gap between the final price and the estimated price was discounted from the outstanding balance; therefore, the Bank did not have to return the funds it had received. The sale conditions included a put option whereby the Bank is entitled to sell the remaining shares in Prisma Medios de Pago S.A. to the purchaser on December 30, 2021 (see Note 9).

The other payment conditions have remained unaltered.

16.2 Investments in equity instruments through other comprehensive income

	06.30.21	12.31.20

Banco Latinoaméricano de Exportaciones S.A.	29,752	34,108
Other	1,442	1,608
TOTAL	31,194	35,716

17.	Investment in associates
	06.30.21	12.31.20

Rombo Compañía Financiera S.A.	765,520	948,669
BBVA Consolidar Seguros S.A.	627,936	558,166
Interbanking S.A.	469,444	207,314
Play Digital S.A.	188,813	93,237
TOTAL	2,051,713	1,807,386

18.	Property and equipment
	06.30.21	12.31.20

Real estate	29,404,733	29,256,885
Furniture and facilities	5,937,342	6,169,646
Right of use of leased real estate (Note 29)	2,937,315	3,327,549
Machinery and equipment	2,091,456	2,682,979
Constructions in progress	764,170	810,730
Vehicles	90,688	71,913
TOTAL	41,225,704	42,319,702

19.	Intangible assets
	06.30.21	12.31.20

Licenses - Software	2,373,409	1,947,410
TOTAL	2,373,409	1,947,410

20.	Other non-financial assets

	06.30.21	12.31.20

Prepayments	3,839,364	5,545,602
Investment properties	2,346,863	2,368,965
Tax advances	484,353	1,963,588
Advances to supplier of goods	409,783	393,288
Other miscellaneous assets	278,839	346,685
Assets acquired as security for loans	19,485	19,949
Advances to personnel	8,166	473,791
Other	84,087	73,058
TOTAL	7,470,940	11,184,926

Investment properties include real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

21.	Non-current assets held for sale

It includes certain groups of real property assets located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

	06.30.21	12.31.20

Property and equipment held for sale	283,154	283,154

TOTAL	283,154	283,154

22.	Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	06.30.21	12.31.20

Non-financial government sector	7,121,212	7,053,773
Financial sector	436,284	1,079,861
Non-financial private sector and residents abroad	601,560,790	591,196,326
Savings accounts	254,977,143	258,076,853
Term deposits	161,695,313	150,474,413
Checking accounts	138,585,142	141,094,785
Investment accounts	40,583,055	34,971,412
Other	5,720,137	6,578,863
TOTAL	609,118,286	599,329,960

23.	Liabilities at fair value through profit or loss

No transactions were accounted for in this period.

24.	Other financial liabilities
	06.30.21	12.31.20

Obligations from financing of purchases	27,2’61,689	31,415,308
Payables from foreign currency spot purchases pending settlement	4,615,538	181,729
Collections and other transactions on behalf of third parties	3,950,475	5,076,036
Lease liabilities (See Note 29)	2,839,210	3,697,980
Payment orders pending credit	2,351,296	2,379,421
Credit balance for spot purchases pending settlement	1,435,901	1,054,541
Accrued commissions payable	51,851	52,062
Other	4,386,569	5,303,536
TOTAL	46,892,529	49,160,613

25.	Financing received from the BCRA and other financial institutions

	06.30.21	12.31.20

Local financial institutions	6,758,458	9,908,926
Foreign financial institutions	2,927,092	2,119,124
BCRA	29,902	35,701
TOTAL	9,715,452	12,063,751

26.	Corporate bonds issued

Below is a detail of corporate bonds in force as of June 30, 2021 and December 31, 2020 of the Bank and its subsidiaries:

Detail	Issuance date	Nominal value	Maturity date	Annual nominal rate	Payment of interest	Outstanding securities as of 06.30.2021	Outstanding securities as of 12.31.2020

Classes 5 - 8 - 9 Volkswagen Financial Services	02.27.2019	1,086,556	03.30.2023	UVA + 9.24% (class 5 ) / UVA (class 8 ) / fixed rate (class 9)	Quarterly	754,999	1,410,720

				Total Consolidated Principal		754,999	1,410,720
				Consolidated Interest Accrued		115,768	54,048
				Total consolidated principal and interest accrued		870,767	1,464,768

Definitions:

UVA RATE: An interest rate with a variable component (UVA), which represents a measurement unit updated on a daily basis as per CER, reflecting the changes in inflation as measured by the consumer price index (CPI).

27.	Provisions
	06.30.21	12.31.20

Provisions for reorganization (Exhibit J)	1,711,848	2,543,033
Provision for contingent commitments (Exhibits J and R)	1,542,165	1,710,168
Provisions for termination plans (Exhibit J)	183,030	177,893
For administrative, disciplinary and criminal penalties (Note 56 and Exhibit J)	5,000	6,266
Other contingencies (Exhibit J)	2,894,853	9,943,201
For reassessment of income tax due to adjustment for inflation (Note 15.c)	-	6,826,514
Provision for commercial lawsuits	2,264,310	2,453,765
Provision for labor lawsuits	269,449	314,444
Provision for tax lawsuits	256,266	229,282
Other	104,828	119,196
TOTAL	6,336,896	14,380,561

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown of and changes in provisions recognized for accounting purposes are included in Exhibit J. However, below is a brief description:

-	Reassessment of income tax due to the application of the inflation adjustment: As of December 31, 2020, it reflects the provision required by the BCRA through Memorandum No. 6/2017 dated May 29, 2017, as it was considered that the reassessment of the income tax by applying the inflation adjustment is not addressed by the current regulations.

-	Provisions for reorganization: They are consistent with the goal of further aligning the organizational structure with the corporate strategy during the current year, achieving efficiency gains and streamlining the decision-making process across all work teams.

-	Contingent commitments: They reflect the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, unused credit card balances, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

-	Termination benefit plans: For some terminated employees, the Bank (fully or partially) bears the cost of private health care plans for a certain period after termination. The Bank does not cover any situations requiring medical assistance, but it only makes the related health care plan payments.

-	Administrative, disciplinary, and criminal penalties: They are related to administrative penalties imposed by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the disciplinary proceedings.

-	Other: It reflects the estimated amounts to pay tax, labor and commercial claims and miscellaneous complaints.

In the opinion of the Group’s Management and its legal advisors, there are no significant effects other than those stated in these consolidated condensed interim financial statements, the amounts and repayment terms of which have been recorded based on the current value of those estimates, considering the probable date of their final resolution.

Contingent liabilities have not been recognized in these consolidated condensed interim financial statements and are related to 124 claims brought against the Bank, including civil and commercial claims, all of which have arisen in the ordinary course of business. The estimated amount of such claims amounts to 32,613, of which a cash outflow of approximately 2,768 is expected for the next 6 months. These claims are primarily related to lease-purchase agreements and petitions to secure evidence. The Group's Management and legal advisors consider that the probability that these cases involve cash disbursements is possible but not probable and that the potential cash disbursements are not material.

28.	Other non-financial liabilities

Breakdown is as follows:

	06.30.21	12.31.20

Cash dividends payable (Note 30)	21,500,000	18,172,024
Miscellaneous creditors	10,915,418	11,721,435
Advances collected	6,455,537	5,684,106
Other collections and withholdings	6,163,449	6,471,661
Short-term personnel benefits	5,995,295	6,322,378
Other taxes payable	2,245,156	1,203,809
Social security payment orders pending settlement	617,865	124,496
Long-term personnel benefits	511,882	493,403
For contract liabilities	359,587	501,825
Other	137,862	115,875
TOTAL	54,902,051	50,811,012

29.	Leases

The Group as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of June 30, 2021:

Rights of use under leases

	Initial			Depreciation				Residual
	value as of			Accumulated		For the	Accumulated	value as of
Account	01.01.21	Increases	Decreases	as of 01.01.21	Decreases	Period (1)	as of period-end	06.30.21

Leased real property	5,119,787	334,014	232,684	1,792,238	5,327	496,891	2,283,802	2,937,315

(1) See Note 41

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	06.30.21	12.31.20

Up to 1 year	37,126	10,434	47,560	224,510
From 1 to 5 years	1,357,888	237,467	1,595,355	2,449,843
More than 5 years	1,162,190	34,105	1,196,295	1,023,627
			2,839,210	3,697,980

Interest and exchange rate difference recognized in profit or loss

	06.30.21	06.30.20
Other operating expenses
Interest on lease liabilities (Note 42)	(202,102)	(235,652)

Exchange rate difference
Exchange rate gain / (loss) from finance lease	(1,153,027)	(481,235)

Other Expenses
Leases (Note 40)	(1,486,143)	(1,143,677)

30.	Share Capital

Breakdown is as follows:

Shares				Share capital
Class	Quantity	Nominal value per share	Votes per share	Outstanding shares	Pending issuance or distribution	Paid-in (1)
Common	612,710,079	1	1	612,615	95	612,710

(1) Registered with the Public Registry of Commerce.

Banco BBVA Argentina S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19550). Therefore, and pursuant to Law No. 25738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above-mentioned capital contribution for obligations arising from transactions carried out by the financial institution.

On April 24, 2019, the Shareholders’ Meetings of BBVA Argentina and BBVA Francés Valores S.A., its subsidiary, approved the merger of both entities, effective since October 1, 2019. Prior to the merger, BBVA Argentina owned a 95% interest in the capital stock and votes of BBVA Francés Valores S.A.

On October 9, 2019, the CNV issued Resolution No. 20484/2019 concerning the merger of BBVA Francés Valores S.A. into the Bank. As such, the Bank was authorized to issue 50,441 common book-entry shares, with a nominal value of $1 and entitling to one (1) vote each, to be delivered to BBVA Francés Valores S.A.'s minority shareholders.

As of the date of these consolidated condensed interim financial statements, the merger and the ensuing capital stock increase are in the process of being registered with the Argentine Supervisory Board of Companies (I.G.J.).

On May 15, 2020, the Ordinary and Extraordinary Shareholders’ Meeting was held, approving the partial release of the optional reserve for future distribution of earnings, in order to appropriate 2,500,000 (3,839,245 in restated amounts) to the payment of cash dividends, subject to the BCRA's previous consent.

On November 20, 2020, a General Extraordinary Shareholders’ Meeting was held. At such meeting, shareholders resolved to proceed with the partial release of the optional reserve for future distribution of earnings in the amount of 12,000,000 (15,641,316 in restated amounts) and a supplementary dividend for the same amount was considered, in order to increase the cash dividend approved by the Ordinary and Extraordinary Shareholders’ Meeting held on May 15, 2020. All the aforementioned issues are subject to the prior authorization of the BCRA (see Note 48).

On April 20, 2021, the Ordinary and Extraordinary Shareholders’ Meeting was held. At such meeting, the shareholders resolved to:

•	Allocate 36,884,636 (29,431,352 in nominal values) out of the optional reserve to future distributions of earnings to offset the negative balance of Unappropriated retained earnings as of December 31, 2020.

•	Approve the partial release of the optional reserve for future distributions of earnings to allocate 7,462,210 (7,000,000 in nominal terms) to the payment of cash dividends, subject to the BCRA’s previous consent.

31.	Interest income
	06.30.21	06.30.20

Interest on government securities	21,855,083	18,768,202
Premium on reverse repurchase transactions	10,733,695	1,815,474
Interest on credit card loans	10,507,086	12,656,707
Stabilization Coefficient (CER) clause adjustment	7,507,107	236,967
Interest on other loans	7,501,793	6,187,253
Purchasing Power Unit (UVA) clause adjustment	6,783,469	6,293,720
Interest on instruments	5,926,669	6,727,439
Interest on consumer loans	5,839,483	6,182,881
Interest on overdrafts	3,534,314	8,396,649
Interest on pledge loans	2,282,468	1,793,699
Interest on mortgage loans	725,052	920,220
Interest on loans for the prefinancing and financing of exports	461,351	1,063,381
Interest on finance leases	387,872	328,324
Interest on loans to the financial sector	294,992	906,643
Interest on private securities	52,638	5,902
Other	1,652	228,494
TOTAL	84,394,724	72,511,955

32.	Interest expenses
	06.30.21	06.30.20

Interest on time deposits	27,631,980	17,889,886
Interest on checking accounts deposits	4,900,710	606,608
Purchasing Power Unit (UVA) clause adjustments	1,829,099	696,889
Interest on interfinancial loans	1,153,842	868,314
Interest on other liabilities from financial transactions	435,611	2,383,672
Interest on savings accounts deposits	226,008	179,617
Other	3,436	18,967
Premium for reverse repurchase agreements	17	-
TOTAL	36,180,703	22,643,953

33.	Commission income
	06.30.21	06.30.20

From credit cards	8,284,792	7,103,261
Linked to liabilities	6,786,672	8,167,652
Linked to loans	1,046,122	698,218
From foreign trade and foreign currency transactions	874,228	694,278
From insurance	847,413	895,583
Linked to securities	212,270	156,556
From guarantees granted	4,233	1,493
TOTAL	18,055,730	17,717,041

34.	Commission expenses

	06.30.21	06.30.20

For credit and debit cards	7,326,568	8,492,584
For payment of salaries	409,579	548,174
For digital sales services	265,557	299,179
For foreign trade transactions	164,992	135,278
For promotions	43,516	53,667
Linked to transactions with securities	6,503	2,432
Other commission expenses	687,736	547,725
TOTAL	8,904,451	10,079,039

35.	Net income / (loss) from financial instruments at fair value through profit or loss

	06.30.21	06.30.20

Income from foreign currency forward transactions	2,008,275	367,361
Income from government securities	1,278,448	3,090,911
Income from interest rate swaps	32,056	68,449
Income from corporate bonds	3,296	50,962
(Loss)/income from private securities	(293,903)	(95,339)
Other	-	(3,319)
TOTAL	3,028,172	3,479,025

36.	Net (loss) from writing-down assets carried at amortized cost and at fair value through OCI

	06.30.21	06.30.20

(Loss) from sale of government securities	(52,957)	(1,468,065)
(Loss) from sale of private securities	-	(1,314)
TOTAL	(52,957)	(1,469,379)

37.	Foreign exchange and gold gains (losses)

	06.30.21	06.30.20

Income from purchase-sale of foreign currency	2,640,481	3,299,068
Conversion of foreign currency assets and liabilities into pesos	(465,394)	903,913
TOTAL	2,175,087	4,202,981

38.	Other operating income

	06.30.21	06.30.20

Adjustments and interest on miscellaneous receivables	1,175,435	863,220
Rental of safe deposit boxes	660,018	716,226
Loans recovered	648,903	504,702
Allowances reversed	154,700	173,607
Debit and credit card commissions	139,323	178,519
Punitive interest	95,852	114,917
Income from initial recognition of government securities	12,699	-
Other operating income	640,812	808,222
TOTAL	3,527,742	3,359,413

39.	Personnel benefits

	06.30.21	06.30.20

Salaries	8,044,986	8,160,372
Social security charges	2,243,129	2,279,139
Other short-term personnel benefits	1,890,287	1,968,978
Personnel compensation and bonuses	275,130	259,881
Personnel services	226,054	254,167
Termination personnel benefits (Exhibit J)	41,085	38,469
Other long-term personnel benefits	118,181	21,632
TOTAL	12,838,852	12,982,638

40.	Administrative expenses

	06.30.21	06.30.20

Taxes	2,727,811	2,794,090
Armored transportation services	1,670,733	916,028
Rent (Note 29)	1,486,143	1,143,677
Maintenance costs	1,396,648	1,398,108
Administrative expenses	885,632	1,107,677
Electricity and communications	599,709	656,072
Other fees	517,674	609,604
Advertising	439,341	473,975
Security services	412,594	490,266
Insurance	152,208	122,252
Travel expenses	80,770	68,822
Stationery and supplies	26,303	57,960
Fees to Bank Directors and Supervisory Committee	24,820	42,019
Other administrative expenses	1,373,399	1,556,254
TOTAL	11,793,785	11,436,804

41.	Depreciation and amortization
	06.30.21	06.30.20

Depreciation of property and equipment	1,772,351	1,950,454
Amortization of rights of use of leased real property (Note 29)	496,891	465,923
Amortization of intangible assets	83,324	129,130
Depreciation of other assets	22,368	22,622
TOTAL	2,374,934	2,568,129

42.	Other operating expenses

	06.30.21	06.30.20

Turnover tax	6,972,043	5,254,835
Other allowances (Exhibit J)	805,863	990,673
Initial loss of loans below market rate	752,769	416,350
Reorganization expenses (Exhibit J)	572,032	740,049
Contribution to the Deposit Guarantee Fund (Note 50)	455,972	411,100
Interest on lease liabilities (See Note 29)	202,102	235,652
Claims	60,730	62,259
Other operating expenses	898,202	1,066,516
TOTAL	10,719,713	9,177,434

43.	Fair values of financial instruments

a)          Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of June 30, 2021 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Debt securities at fair value through profit or loss	4,522,549	4,522,549	4,518,207	4,342	-
Derivative instruments	2,636,384	2,636,384	-	1,454,384	1,182,000
Other financial assets	948,738	948,738	948,738	-	-
Other debt securities	136,510,277	136,510,277	24,835,638	111,185,436	489,203
Financial assets pledged as collateral	6,017,464	6,017,464	6,017,464	-	-
Investments in equity instruments	2,127,357	2,127,357	299,184	31,194	1,796,979

Financial liabilities

Derivative instruments	141,934	141,934	-	141,934	-

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2020 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Debt securities at fair value through profit or loss	1,181,508	1,181,508	679,229	502,279	-
Derivative instruments	4,859,762	4,859,762	-	3,378,429	1,481,333
Other financial assets	1,844,608	1,844,608	1,844,608	-	-
Other debt securities	151,145,975	151,145,975	2,291,784	148,854,191	-
Financial assets pledged as collateral	8,697,464	8,697,464	148,503	8,548,961	-
Investments in equity instruments	3,198,340	3,198,340	363,783	35,717	2,798,840

Financial liabilities

Derivative instruments	236,479	236,479	-	236,479	-

The fair value of a financial asset or liability is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

The most objective and usual reference of the fair value of a financial asset or liability is the price that would be paid in an orderly, transparent and deep market, that is to say, its quoted or market price.

If it is not possible to obtain a market price, a fair value is determined using best market practice quoting techniques, such as cash flows discount based on a yields curve for the same class and type of instrument, or if there is no market curve with the same characteristics of the bond, the fair value is calculated on the basis of the latest market price plus interest accrued until the valuation date is considered (whichever is more representative for the security).

In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly based on the observability of the necessary inputs to calculate that fair value, defining the following levels:

•	Level 1: Financial instruments valued using quoted prices in an active market. Active market means a market in which transactions take place with sufficient frequency and volume to provide reference prices on an ongoing basis.

•	Level 2: Financial instruments that do not have an active market, but that may be valued through market observable inputs. Market observable inputs should be understood as such assets with market quoted prices that allow to calculate an interest rate curve or a credit spread.
•	Level 3: Valuation using models where variables obtained from unobservable market input are used.

Financial assets at fair value mainly consist of BCRA Liquidity Bills and Argentine Government Bonds, together with a minor share in Argentine Treasury Bills and Corporate Bonds. Likewise, financial derivatives are classified at fair value, which include futures, foreign currency NDF (non-delivery forwards) and interest rate swaps.

b)          Transfers between hierarchy levels

b.1) Transfers from Level 1 to Level 2

The following instruments measured at fair value were transferred from Level 1 to Level 2 of the fair value hierarchy:

	06.30.21	12.31.20

Argentine Bond in Pesos adjusted by CER due 2021	-	78,578

The bond was transferred because it had not been listed on the market the number of days necessary to be considered Level 1.

b.2) Transfers from Level 2 to Level 1

The following instruments measured at fair value were transferred from Level 2 to Level 1 of the fair value hierarchy:

06.30.21

Treasury Bonds in Pesos adjusted by CER 1.20% Due 03-18-2022	4,261,588
Treasury Bonds in Pesos adjusted by CER 1.50% Due 03-25-2024	8,547,902
Treasury Bonds in Pesos adjusted by CER 1.40% Due 03-25-2023	5,191,753
Treasury Bonds in Pesos adjusted by CER 1.30% Due 09-20-2022	3,557,395

The transfer is due to the fact that the bonds were listed on the market the number of days necessary to be considered Level 1. As of December 31, 2020, there were no transfers from Level 2 to Level 1.

b.3) Valuation techniques for Levels 2 and 3

The valuation techniques used for Level 2 securities require market observable inputs: the spot discount curve in pesos, US dollars, CER, the yield curve in pesos arising from ROFEX futures, the yield curve in pesos arising from futures traded by ICAP Broker, and the spot selling exchange rate published by Banco de la Nación Argentina (BNA). Below is a detail of valuation techniques for each financial product:

Fixed Income

The determination of fair value prices set forth by the Bank for fixed income consists in considering the reference market prices of MAE.

For Argentine Treasury Bonds and Bills, prices are captured from MAE. If bonds have not been traded in the last 10 business days, a theoretical valuation is made, discounting cash flows using the pertinent discount curve.

Liquidity bills issued by the BCRA without quoted prices in MAE on the last day of the month were assigned a theoretical value, discounting cash flows using the monetary policy rate.

SWAPS

For swaps, the theoretical valuation consists in discounting future cash flows using the interest rate, according to the curve estimated on the basis of fixed-rate peso-denominated bonds and bills issued by the Argentine Government.

Non-Delivery Forwards

The theoretical valuation of NDFs consists in discounting the future cash flows to be exchanged pursuant to the contract, using a discount curve that will depend on the currency of each cash flow. The result is then calculated by subtracting the present values in pesos, estimating the value in pesos based on the applicable spot exchange rate, depending on whether the contract is local or offshore.

For local peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in US dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the US dollar spot selling exchange rate published by BNA.

For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the euro spot selling exchange rate published by BNA.

For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from market quoted forward prices sourced from ICAP and the US dollar spot selling exchange rate published by BNA. Cash flows in dollars are discounted using the OIS yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the Emerging Markets Traders Association (EMTA) US dollar spot exchange rate.

The valuation techniques used for Level 3 financial assets require the use of variables that are not based on observable market inputs. Below is a detail of the valuation techniques used for each financial asset:

Investments in Equity Instruments

The fair value of the equity interest held in Prisma Medios de Pago S.A.—classified as Level 3—was determined by the Bank’s Management with the input of the valuation report prepared by an independent appraiser, who relied on a future discounted cash flow method embracing an income approach, net of the valuation adjustment required by the BCRA in Memoranda No. 7/2019 and No. 8/2021 and net of the collection of dividends (Note 2.b) and Note 16).

The most relevant unobservable inputs include:

•        Pro forma EBITDA and free cash flow (primarily determined on the basis of the expected changes in the level of transactions and fees);

•        Minority discount rate (equivalent to 1 / (1 + control premium) -1);

•        WACC - Weighted Average Cost of Capital of Prisma Medios de Pago S.A.; and

•        g = terminal value growth factor.

Below is a detail of the sensitivity analysis related to the valuation of the remaining 49% interest in Prisma Medios de Pago S.A. held by the shareholders. Sensitivity is related to the following two variables: WACC and “g” level (growth factor for future cash flows after 2023 which determines the terminal value):

Value of 49% equity interest + minority discount (9.09%) – in millions of pesos
		(g – annual)
		2.00%	3.00%	4.00%

WACC	97.5%	31,209.4	32,968.0	35,046.4
	100.0%	30,813.9	32,547.3	34,592.0
	102.5%	30,435.2	32,135.0	34,154.5

The valuation scenario considers a WACC equals to 100% and a "g" level of 3%.

Premiums on Put Options

The Group has classified the put option taken in respect of its equity interest in Prisma Medios de Pago S.A. as Level 3, since the fair value of such put option was based on unobservable significant data. The income (loss) from the asset measured at fair value on the basis of unobservable input is booked under Net income / (loss) from financial instruments carried at fair value through profit or loss.

These instruments were measured using a valuation technique based on the binomial option pricing model. This model involves creating a comparable portfolio under the same conditions as the put, considering several scenarios. The pricing model factors in the Company's projected cash flows and financial indebtedness as of year-end (34 months as of the date of the contract closing date). Expected cash flows are discounted using the WACC discount rate.

Some of the most relevant observable input used in the pricing model include:

-	Monthly volatility (sensibility to volatility ranging from 10%, 12%, 15% and 20%).
-	Notional exercise price. This price is seven times the expected EBITDA for the third year. This EBITDA is calculated considering the expected cash flows and financial indebtedness, based on Cash and Banks and Short-term investments, and financial indebtedness projected as of the option exercise date.

Any potential substantial change in any of the aforementioned unobservable input may increase or decrease the put option estimated fair value.

The table below shows the sensitivity analysis for the valuation of the put option per share, based on the implicit volatility level and the notional exercise price of the share:

Sensitivity – in US$
		Volatility
		10.0%	12.0%	15.0%	20.0%

EBITDA	95%	1.08	1.16	1.26	1.42
	100%	1.26	1.31	1.42	1.59
	105%	1.43	1.48	1.58	1.75

The valuation scenario considers EBITDA at 100% and volatility at 12%, with a fair value equal to 1,182,000 (1,481,333 in restated values) based on the position held by the Entity in Prisma Medios de Pago S.A.

Corporate Bonds

The fair value of the following corporate bonds held in portfolio:

•        ON Petroquímica (ON PCR G)

•        ON Molinos Agro (ON MAC10)

•        ON Pan American Energy (ON PN3C0)

was classified as Level 3 and calculated by management on the basis of the latest available market price (or subscription price, if the security had not been listed in a market since the date of issuance) plus interest accrued to date. If the security has paid coupon, then the “clean” price is calculated. If principal was repaid, then repayment amount is deducted and the “dirty” price is recalculated, with interest being accrued until period end.

The most relevant unobservable inputs include:

•        Projected BADLAR scenarios; and

•        Latest market price.

The tables below show a sensitivity analysis for each of the above-mentioned securities:

BADLAR scenarios	Changes in final price
	ON PCR G	ON PN3C0
+ 1%	0.031981%	0.056557%
+ 2%	0.063961%	0.113114%
+ 3%	0.095942%.	0.169671%

Latest market price scenarios	Changes in final price
	ON PCR G	ON MAC10
+ 2%	2.029%	0.999%
+ 5%	5.071%	4.993%
+ 10%	10.143%	9.987%

Parity scenarios	Changes in final price
ON PN3C0 (a)
+ 5%	5.0096%
- 5%	-5.0096%

(a)	No representative market quoted prices are available for ON PN3C0; therefore, the security was measured using a valuation technique based on the latest available market price, together with a sensitivity analysis to changes in parity.

b.4) Reconciliation of opening and ending balances of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between opening balances and ending balances of Level 3 fair values:

	06.30.21	12.31.20

Balance at the beginning of the fiscal year	4,280,173	4,385,303

Investments in equity instruments - Prisma Medios de Pago S.A.	-	897,464
Derivative instruments - Put option taken - Prima Medios de Pago S.A.	-	622,862
Other debt securities - Private securities - Corporate bonds	489,203	-
Dividends collected	(483,448)	(566,813)
Monetary gain (loss) generated by assets at fair value	(817,746)	(1,058,643)

Balance at fiscal period-end	3,468,182	4,280,173

c)          Fair value of Assets and Liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

•        Assets and liabilities with fair value similar to their accounting balance

In case of financial assets and financial liabilities maturing in less than one year, it is considered that the accounting balance is similar to fair value. This assumption also applies for deposits, because a significant portion thereof (more than 99% considering contractual terms and conditions) have a residual maturity of less than one year.

•        Fixed rate financial instruments

The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics, adding a liquidity premium (unobservable input) that expresses the added value or additional cost necessary to dispose of the asset.

•        Variable rate financial instruments

In case of financial assets and financial liabilities accruing a variable rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of June 30, 2021 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Cash and deposits in banks	198,329,379	(1)	-	-	-
Repo transactions	105,264,692	(1)	-	-	-
Other financial assets	14,300,655	(1)	-	-	-
Loans and other financing
Non-financial government sector	132	(1)	-	-	-
Other financial institutions	2,367,525	1,799,277	-	-	1,799,277
Non-financial private sector and residents abroad	304,558,607	304,794,226	-	-	304,794,226
Other debt securities	17,258,367	17,411,220	-	17,411,220	-
Financial assets pledged as collateral	10,661,543	(1)	-	-	-

Financial liabilities

Deposits	609,118,286	604,085,484	-	1,362,697	602,722,787
Other financial liabilities	46,892,529	(1)	-	-	-
Financing received from the Argentine Central Bank (BCRA) and other financial institutions	9,715,452	10,225,615	-	6,828,415	3,397,200
Corporate bonds issued	870,767	859,203	-	859,203	-

(1) The fair value is not reported as it is considered similar to its accounting value.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2020 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Cash and deposits in banks	190,629,053	(1)	-	-	-
Repo transactions	61,644,402	(1)	-	-	-
Other financial assets	10,743,815	(1)	-	-	-
Loans and other financing
Non-financial government sector	640	(1)	-	-	-
Argentine Central Bank (BCRA)	7,526	(1)	-	-	-
Other financial institutions	2,199,691	1,516,666	-	-	1,516,666
Non-financial private sector and residents abroad	348,097,343	344,929,913	-	-	344,929,913
Financial assets pledged as collateral	13,751,697	(1)	-	-	-

Financial liabilities

Deposits	599,329,960	593,783,889	-	2,102,724	591,681,165
Other financial liabilities	49,160,613	(1)	-	-	-
Financing received from the Argentine Central Bank (BCRA) and other financial institutions	12,063,751	12,370,112	-	6,032,215	6,337,897
Corporate bonds issued	1,464,768	1,425,762	-	1,425,762	-

(1) The fair value is not reported as it is considered similar to its accounting value.

44.	Segment reporting

Basis for segmentation

As of June 30, 2021 and December 31, 2020, the Group determined that it has only one reportable segment related to banking activities, based on information reviewed by the chief operating decision maker. Most of the transactions, properties and customers of the Group are located in Argentina. No customer has generated more than 10% of the Group's total revenues.

The following table shows relevant information on loans and deposits by business line as of June 30, 2021 and December 31, 2020:

Group (banking activity) (1)	06.30.21	12.31.20

Loans and other financing	306,926,264	350,305,200
Corporate banking (2)	32,015,098	41,547,651
Small and medium companies (3)	94,644,845	110,363,380
Retail	180,266,321	198,394,169

Other assets	557,464,364	511,886,143
TOTAL ASSETS	864,390,628	862,191,343

Deposits	609,118,286	599,329,960
Corporate banking (2) (3)	137,151,861	114,177,852
Small and medium companies (2) (3)	118,927,407	127,258,327
Retail	353,039,018	357,893,781

Other liabilities	122,371,679	132,831,041
TOTAL LIABILITIES	731,489,965	732,161,001
(1)	It includes BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión, Consolidar AFJP (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera and Volkswagen Financial Services Compañía Financiera S.A.
(2)	It includes Financial Sector.
(3)	It includes Government Sector.

Performance information related to the operating segment (the Group's banking activity) is the same as that presented in the Consolidated Condensed Statement of Income, considering that it is the measure used by the Entity's highest authority in making decisions on the allocation of resources and performance evaluation.

45.	Subsidiaries

Below is the information on the Bank's subsidiaries:

Name	Registered office (country)	Interest as of
		06.30.21	12.31.20
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Argentina	53.8892%	53.8892%
PSA Finance Argentina Cía. Financiera S.A.	Argentina	50.0000%	50.0000%
Volkswagen Financial Services Compañía Financiera S.A.	Argentina	51.0000%	51.0000%
BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión	Argentina	100.0000%	100.0000%

46.	Related parties

a)    Parent

The Bank's parent is Banco Bilbao Vizcaya Argentaria.

b)    Key Management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

b.1) Remuneration of key management personnel

The Group's key management personnel received the following compensations:

	06.30.21	06.30.20
Fees	20,892	34,579
Total	20,892	34,579

b.2) Profit or loss from transactions and balances with key management personnel

	Balances as of		Profit or loss
	06.30.21	12.31.20	06.30.21	06.30.20
Loans
Credit cards	3,385	6,235	480	1,693
Overdrafts	-	38	-	-
Loans	1,141	1,491	104	173

Deposits
Deposits	23,556	40,947	241	65

Loans are granted on an arm’s length basis. As of June 30, 2021, and as of December 31, 2020, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

b.3) Profit or loss and balances with related parties (except key Management personnel)

Parent	Balances as of		Profit or loss
	06.30.21	12.31.20	06.30.21	06.30.20

Cash and deposits in banks	706,551	1,464,127	-	-
Financial assets pledged as collateral (2)	24,889	-	-	-
Other financial assets (2)	-	2,671	-	-
Other non-financial liabilities	7,627,506	8,850,145	706,903	287,794
Derivative instruments (Liabilities) (1)	37,490	14,560	79,441	262,428

Off-balance sheet balances

Securities in custody	74,649,607	78,989,504	-	-
Derivative instruments	7,667,019	1,159,250	-	-
Sureties granted	3,470,097	3,329,516	3,699	2,023
Guarantees received	3,535,666	4,668,674	-	-

(1) Profit or loss of Derivative Instruments (Assets) is exposed under Derivative Instruments (Liabilities).
(2) These transactions do not generate profit or loss.

Subsidiaries	Balances as of		Profit or loss
	06.30.21	12.31.20	06.30.21	06.30.20

Loans and other financing	6,161,715	5,457,566	1,212,949	1,016,678
Other financial assets	659	222	-	-
Deposits	161,545	382,554	2,087	3,922
Other non-financial liabilities	23	29	99	1,385
Financing received	-	-	-	12,117
Other operating income	-	-	5,282	5,455

Off-balance sheet balances

Securities in custody	948,738	1,844,608	-	-
Sureties granted	281	352	-	-

Associates	Balances as of		Profit or loss
	06.30.21	12.31.20	06.30.21	06.30.20

Cash and deposits in banks	708	1,171	-	-
Loans and other financing	751,985	90,794	609,826	949,731
Debt securities at fair value through profit or loss	3,708	6,503	1,011	46,962
Other financial assets	73,320	91,888	-	-
Deposits	664,726	770,288	5,337	3
Other non-financial liabilities	111	-	-	-
Financing received	-	1,111,711	7,019	3,292
Derivative instruments (Liabilities)	-	-	-	68,587
Corporate bonds issued	-	-	-	1,882
Other operating income	-	-	24,695	26,503

Off-balance sheet balances

Securities in custody	1,761,241	1,900,080	-	1,706
Guarantees received	14,204	17,802	-	-
Sureties granted	504	555	-	176

Transactions have been agreed upon on an arm’s length basis. As of June 30, 2021 and December 31, 2020, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

47.	Financial instruments risks

47.1 Risk policies of financial instruments

In these consolidated condensed interim financial statements, the Bank has applied the same risk policies of financial instruments as in the preparation of its financial statements as of December 31, 2020.

47.2   Exposure to credit risk and allowances

Below is the exposure to credit risk and allowances, measured in accordance with IFRS 9 as per BCRA (expected loss model, except for non-financial government sector's financial assets) as of June 30, 2021 and December 31, 2020:

Exposure at default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balance as of 12.31.20	291,086,181	43,816,934	5,328,277	3,427,319	3,130,225	346,788,936

Inter-stage transfers:
From stage 1 to stage 2	(50,499,824)	50,241,451	-	-	-	(258,373)
From stage 2 to stage 1	34,894,077	(34,310,427)	(10,871)	-	-	572,779
From stage 1 or 2 to stage 3	(688,077)	(5,662,250)	(82,191)	6,411,322	82,522	61,326
From stage 3 to stage 1 or 2	108,304	333,173	-	(869,412)	(106,774)	(534,709)
Changes without inter-stage transfers	(17,522,278)	(8,849,756)	2,083,541	(103,709)	93,746	(24,298,456)
New originated financial assets	157,402,481	6,591,295	2,780,576	173,745	407,469	167,355,566
Reimbursements	(105,284,480)	(11,007,840)	(2,487,618)	(460,230)	(474,254)	(119,714,422)
Write-offs	1	41	-	(1,233,530)	(36,125)	(1,269,613)
Foreign exchange difference	2,338,013	1,512,519	495,910	289	110,914	4,457,645
Inflation adjustment	(59,171,776)	(9,369,516)	(1,347,839)	(1,054,516)	(652,059)	(71,595,706)

Balance as of 06.30.21	252,662,622	33,295,624	6,759,785	6,291,278	2,555,664	301,564,973

Exposure at default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balance as of 12.31.19	286,263,407	31,228,705	2,964,343	6,491,141	6,476,470	333,424,066

Inter-stage transfers:
From stage 1 to stage 2	(112,595,410)	113,100,704	163,227	-	-	668,521
From stage 2 to stage 1	73,672,801	(71,411,476)	(50,469)	-	-	2,210,856
From stage 1 or 2 to stage 3	(781,129)	(7,094,706)	(2,496,219)	9,039,637	2,561,087	1,228,670
From stage 3 to stage 1 or 2	938,482	949,295	(1,773)	(2,205,649)	(47,084)	(366,729)
Changes without inter-stage transfers	(61,572,034)	(11,160,728)	4,695,618	2,944,904	(4,177,619)	(69,269,859)
New originated financial assets	464,871,504	26,543,519	1,673,838	669,736	7,895,704	501,654,301
Reimbursements	(278,638,639)	(31,571,625)	(811,222)	(6,388,506)	(4,685,056)	(322,095,048)
Write-offs	-	10	-	(5,399,614)	(4,739,130)	(10,138,734)
Foreign exchange difference	10,290,982	6,030,211	696,457	48,638	915,785	17,982,073
Inflation adjustment	(91,363,783)	(12,796,975)	(1,505,523)	(1,772,968)	(1,069,932)	(108,509,181)

Balance as of 12.31.20	291,086,181	43,816,934	5,328,277	3,427,319	3,130,225	346,788,936

Exposure at default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balance as of 12.31.20	72,214,859	6,007,745	127,920	10,600	619	78,361,743

Inter-stage transfers:
From stage 1 to stage 2	(8,569,364)	7,752,299	-	-	-	(817,065)
From stage 2 to stage 1	7,845,465	(7,155,990)	(320)	-	-	689,155
From stage 1 or 2 to stage 3	(48,131)	(40,752)	(793)	66,241	-	(23,435)
From stage 3 to stage 1 or 2	13,240	6,541	-	(25,557)	-	(5,776)
Changes without inter-stage transfers	683,881	215,431	221,493	(3,986)	(568)	1,116,251
New originated financial assets	28,894,062	849,431	90,043	4,312	-	29,837,848
Reimbursements	(18,595,531)	(1,166,388)	(167,652)	(4,903)	-	(19,934,474)
Write-offs	-	-	-	(11)	-	(11)
Foreign exchange difference	723,317	69,241	28,560	-	-	821,118
Inflation adjustment	(14,689,870)	(1,500,999)	(63,435)	(5,169)	(24)	(16,259,497)

Balance as of 06.30.21	68,471,928	5,036,559	235,816	41,527	27	73,785,857

Exposure at default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balance as of 12.31.19	76,457,940	8,057,332	238,828	55,803	9	84,809,912

Inter-stage transfers:
From stage 1 to stage 2	(17,812,422)	16,565,180	-	-	-	(1,247,242)
From stage 2 to stage 1	12,404,037	(11,092,585)	(157)	-	-	1,311,295
From stage 1 or 2 to stage 3	(44,719)	(58,817)	(791)	58,796	1,869	(43,662)
From stage 3 to stage 1 or 2	77,162	21,350	10	(75,608)	(499)	22,415
Changes without inter-stage transfers	5,904,822	(1,002,578)	(149,172)	(7,626)	(642)	4,744,804
New originated financial assets	42,535,885	3,959,249	124,250	2,911	-	46,622,295
Reimbursements	(25,997,882)	(8,454,902)	(31,093)	(17,122)	(44)	(34,501,043)
Write-offs	-	-	-	(69)	(8)	(77)
Foreign exchange difference	1,066,999	294,674	13,699	-	-	1,375,372
Inflation adjustment	(22,376,963)	(2,281,158)	(67,654)	(6,485)	(66)	(24,732,326)

Balance as of 12.31.20	72,214,859	6,007,745	127,920	10,600	619	78,361,743

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balance as of 12.31.20	6,492,009	4,596,668	502,108	2,831,346	1,952,812	16,374,943

Inter-stage transfers:
From stage 1 to stage 2	(2,016,525)	5,667,565	-	-	-	3,651,040
From stage 2 to stage 1	897,482	(3,688,134)	(5,660)	-	-	(2,796,312)
From stage 1 or 2 to stage 3	(60,076)	(1,989,692)	(6,183)	4,043,295	7,589	1,994,933
From stage 3 to stage 1 or 2	5,785	35,648	-	(575,944)	(55,167)	(589,678)
Changes without inter-stage transfers	(1,087,547)	(571,248)	38,427	466,687	357,783	(795,898)
New originated financial assets	5,823,042	1,482,070	231,082	145,656	225,025	7,906,875
Reimbursements	(3,873,921)	(1,168,361)	(201,407)	(342,502)	(277,726)	(5,863,917)
Write-offs	-	-	-	(1,038,544)	(36,119)	(1,074,663)
Foreign exchange difference	70,642	81,478	37,793	121	61,585	251,619
Inflation adjustment	(1,207,843)	(1,013,593)	(111,623)	(847,958)	(397,968)	(3,578,985)

Balance as of 06.30.21	5,043,048	3,432,401	484,537	4,682,157	1,837,814	15,479,957

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balance as of 12.31.19	6,327,494	3,074,457	305,521	4,739,437	5,077,624	19,524,533

Inter-stage transfers:
From stage 1 to stage 2	(3,461,077)	12,628,964	33,589	-	-	9,201,476
From stage 2 to stage 1	2,132,047	(7,190,915)	(5,814)	-	-	(5,064,682)
From stage 1 or 2 to stage 3	(43,742)	(2,288,403)	(791,951)	5,307,093	1,313,565	3,496,562
From stage 3 to stage 1 or 2	24,485	92,864	(1,748)	(1,290,176)	(47,869)	(1,222,444)
Changes without inter-stage transfers	(2,009,400)	(197,967)	1,023,861	4,806,030	(3,302,956)	319,568
New originated financial assets	14,830,327	3,194,536	180,636	400,181	7,935,211	26,540,891
Reimbursements	(10,008,336)	(4,187,753)	(98,057)	(5,571,960)	(4,196,101)	(24,062,207)
Write-offs	-	-	-	(4,280,336)	(4,865,703)	(9,146,039)
Foreign exchange difference	511,535	626,670	101,990	41,588	892,275	2,174,058
Inflation adjustment	(1,811,324)	(1,155,785)	(245,919)	(1,320,511)	(853,234)	(5,386,773)

Balance as of 12.31.20	6,492,009	4,596,668	502,108	2,831,346	1,952,812	16,374,943

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balance as of 12.31.20	1,228,396	450,708	20,190	9,246	1,628	1,710,168

Inter-stage transfers:
From stage 1 to stage 2	(202,717)	597,066	-	-	-	394,349
From stage 2 to stage 1	139,551	(501,683)	(1,761)	-	-	(363,893)
From stage 1 or 2 to stage 3	(1,100)	(8,549)	(15)	47,107	7,278	44,721
From stage 3 to stage 1 or 2	353	688	-	(20,181)	-	(19,140)
Changes without inter-stage transfers	(164,049)	(70,493)	24,716	(282)	(8,771)	(218,879)
New originated financial assets	604,584	63,018	8,856	3,494	-	679,952
Reimbursements	(272,193)	(61,993)	(13,060)	(3,770)	-	(351,016)
Write-offs	-	-	-	(9)	-	(9)
Foreign exchange difference	20,744	3,776	2,246	-	-	26,766
Inflation adjustment	(242,394)	(109,283)	(5,165)	(3,890)	(122)	(360,854)

Balance as of 06.30.21	1,111,175	363,255	36,007	31,715	13	1,542,165

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balance as of 12.31.19	914,192	570,996	19,157	40,970	259	1,545,574

Inter-stage transfers:
From stage 1 to stage 2	(419,355)	1,560,533	-	-	-	1,141,178
From stage 2 to stage 1	340,303	(980,834)	(320)	-	-	(640,851)
From stage 1 or 2 to stage 3	(2,305)	(9,099)	(1,271)	37,645	3,182	28,152
From stage 3 to stage 1 or 2	2,429	1,823	68	(52,767)	(970)	(49,417)
Changes without inter-stage transfers	189,657	(97,382)	(655)	(3,567)	(85)	87,968
New originated financial assets	1,036,891	276,605	15,305	2,575	-	1,331,376
Reimbursements	(578,754)	(725,010)	(4,439)	(11,128)	(201)	(1,319,532)
Write-offs	-	-	-	(56)	(160)	(216)
Foreign exchange difference	38,211	13,232	1,610	-	-	53,053
Inflation adjustment	(292,873)	(160,156)	(9,265)	(4,426)	(397)	(467,117)

Balance as of 12.31.20	1,228,396	450,708	20,190	9,246	1,628	1,710,168

Measurement of expected credit loss

IFRS 9 requires determining the expected credit loss (ECL) of a financial instrument in a way that reflects an unbiased estimate, the time value of money and a forward looking perspective (including the economic forecast).

COVID-19 Impact

During the pandemic-related lockdown, the BCRA and the government issued several communications and decrees, pursuant to which customers within the portfolio of non-card financings benefitted from the deferral of unpaid installments from April 2020 up to the final maturity date of the loan.

The table below summarizes the loan portfolio affected by the aforementioned measures and the related impact on contractual cash flows:

Affected portfolio		Loss from changes in contractual cash flows
	Balance as of	Balance as of	Variation	Inflationary	Balance as of
	06/30/2021	12/31/2020		effect	06/30/2021

UVA-indexed mortgage loans	20,764,338	(565,456)	(148,201)	126,158	(587,499)

UVA-indexed pledge loans	424,534	(8,898)	(2,622)	1,990	(9,530)

		(574,354)	(150,823)	128,148	(597,029)

Concerning credit cards, outstanding balances as of April 2020 and September 2020 were required to be rescheduled in nine equal and consecutive installments, with a three-month grace period. The first ones fell due in March 2021, while the second ones are still outstanding. The due date deferral did not result in stage improvements in any case.

The parameters of the ECL measurement model were not affected. Credit quality ratios did not exhibit signs of impairment as a result of the aid measures adopted by the local authorities. There were no relevant impacts on ECLs directly associated with the COVID-19 pandemic and the lockdown.

48.	Restrictions to the payment of dividends

Pursuant to the provisions of the regulation in force issued by the BCRA, financial institutions shall annually set aside 20% of the year's profits to increase legal reserves.

Furthermore, pursuant to the requirements in General Resolution No. 622 issued by the CNV, the Shareholders’ Meeting considering the financial statements with accumulated gains shall specifically provide for the allocation thereof.

Specifically, the mechanism to be followed by financial institutions to assess distributable balances is defined by the BCRA through the regulations in force on the “Distribution of earnings,” provided that there are no records of financial assistance from that entity due to illiquidity or shortfalls as regards minimum capital requirements or minimum cash requirements, and other sort of penalties imposed by specific regulators, which are deemed to be material, and/or where no corrective measures had been implemented, among other conditions.

It is worth noting that, on September 20, 2017, the BCRA issued Communication “A” 6327, which provides that financial institutions shall not distribute earnings generated upon the first-time adoption of IFRS, and shall create a special reserve which may only be reversed for capitalization or to absorb potential losses of the item “Unappropriated retained earnings.”

In addition, the Group shall maintain a minimum capital after the proposed distribution of earnings.

On August 30, 2019 and January 31, 2020, the BCRA issued Communications “A” 6768 and “A” 6886, which set forth that as from August 30, 2019, financial institutions are required to have the BCRA’s authorization to distribute their profits allocated to the payment of dividends.

Finally, since March 19, 2020, by means of several extensions, the BCRA suspended the distribution of profits by financial institutions until December 31, 2021 (Communication "A" 7312). The payment of dividends will be resumed when the aforementioned suspension is overruled and when such payment is formally approved by the BCRA.

49.	Restricted assets

As of June 30, 2021 and December 31, 2020, the Group has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium enterprises granted by the Inter-American Development Bank (IDB).
	06.30.21	12.31.20

Argentine Treasury Bond adjusted by CER Maturity 2023	18,600	35,344
Argentine Treasury Bond adjusted by CER Maturity 2024	85,200	80,834
	103,800	116,178

b)	Also, the Entity has accounts, deposits and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures and leases in the amount of 16,679,007 and 22,449,161 as of June 30, 2021 and December 31, 2020, respectively (see Note 14).

50.	Deposits guarantee regime

The Entity is included in the Deposits Guarantee Fund Insurance System of Law No. 24485, Regulatory Decrees No. 540/95, No. 1292/96, No. 1127/98 and No. 30/18 and Communication “A” 5943 issued by the BCRA.

That law provided for the incorporation of “Seguros de Depósitos Sociedad Anónima” (SEDESA) to manage the Deposits Guarantee Fund (DGF). Pursuant to the changes introduced by Decree No. 1292/96, the shareholders of such company will be the BCRA, with at least one share, and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the DGF.

That company was incorporated in August 1995, and as of December 31, 2020 the Entity holds 8.1960% of the corporate stock (Communication “B” 12152 of the BCRA).

The Deposits Guarantee Insurance System, which is limited, mandatory and for valuable consideration, has been created for the purpose of covering bank deposit risks in addition to the deposits privileges and protection system set forth by the Financial Institutions Law.

The guarantee covers the refund of any principal amount paid plus interest accrued up to the date of revocation of the authorization to operate, or until the date of suspension of the entity by application of Section 49 of the Articles of Organization of the BCRA, if this measure had been adopted previously, without exceeding the amount of four hundred and fifty thousand pesos. In case of transactions in the name of two or more people, the guarantee shall be distributed on a pro-rata basis among them. In no case shall the total guarantee per person exceed the aforementioned amount, regardless of the number of accounts and/or deposits.

In addition, it is set forth that financial institutions shall monthly contribute to the DGF an amount equivalent to 0.015% of the monthly average of daily balances of the items listed in the related regulations.

As of June 30, 2021 and December 31, 2020, the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 455,972 and 411,100, respectively.

On February 28, 2019, the Argentine Central Bank issued Communication “A” 6654 setting forth an increase in the guarantee from Ps. 450,000 to Ps. 1,000,000, effective March 1, 2019. Furthermore, on April 16, 2020, the Argentine Central Bank issued Communication “A” 6973 whereby it increased such amount to Ps. 1,500,000, effective May 1, 2020.

51.	Minimum cash and minimum capital requirements

51.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Item	06.30.21	12.31.20

Balances at the BCRA
BCRA – current account - not restricted	134,488,919	107,710,392
BCRA – special guarantee accounts – restricted (Note 14)	3,315,057	5,707,003
BCRA – social security special accounts – restricted	517,190	-
	138,321,166	113,417,395

Argentina Treasury Bond in pesos at 22% fixed rate. Maturity May 2022	17,258,367	18,145,873
Liquidity Bills - BCRA	107,435,338	112,648,372
TOTAL	263,014,871	244,211,640

The balances disclosed are consistent with those reported by the Bank.

51.2 Minimum capital requirements

The regulatory breakdown of minimum capitals is as follows at the above-mentioned date:

Minimum capital requirements	06.30.21	06.30.20

Credit risk	31,640,036	35,202,831
Operational risk	10,476,333	11,577,451
Market risk	570,221	862,130

Paid-in	117,620,037	122,756,680
Surplus	74,933,447	75,114,268

52.	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and cash contra-account

According to CNV’s General Resolution No. 622/13, as amended by CNV’s General Resolution No. 821/19, the minimum shareholders’ equity required to operate as “Settlement and Clearing Agent - Comprehensive” shall be equal to 470,350 UVAs adjusted by CER, Law No. 25827. As concerns the cash contra-account, the amount to be paid shall be equal to no less than fifty per cent (50%) of minimum shareholders' equity.

As of June 30, 2021, the cash contra-account includes Argentine Treasury Bonds adjusted by CER and maturing in 2024, deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account.” As of June 30, 2021 and December 31, 2020, the Bank’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

Furthermore, pursuant to the requirements of General Resolution No. 792 issued by the CNV on April 30, 2019, and effective as of the end of fiscal year ended December 31, 2019, mutual fund management companies’ minimum shareholders’ equity will be comprised by 150,000 UVAs plus 20,000 UVAs, per each additional mutual fund under management. As concerns the cash contra-account, the amount to be paid shall be equal to no less than fifty per cent (50%) of minimum shareholders' equity.

The subsidiary BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, met the CNV minimum cash contra-account requirements with 2,792,293 shares of FBA Renta Pesos Fondo Común de Inversión, in the amount of 52,889, through custody account No. 493-0005459481 held at Banco BBVA Argentina S.A. As of June 30, 2021 and December 31, 2020, the company's Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

53.	Compliance with the provisions of the Argentine Securities Commission – Documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank keeps the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km. 31.5, district of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (2013 consolidated text and amendments).

54.	Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. On the same date, Mercobank S.A., as Settler, and the Bank, as Trustee, entered into an agreement to set up the Diagonal Trust in relation to the exclusion of assets as provided in the above-mentioned resolution. As of June 30, 2021 and December 31, 2020, the assets of Diagonal Trust amount to 2,427 and 3,042, respectively, considering their recoverable values.

In addition, the Entity, in its capacity as Trustee in the Corp Banca Trust, recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 and 5,235 as of June 30, 2021 and December 31, 2020, respectively.

In addition, the Entity acts as Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) is verified, when such assets are sold and the proceeds therefrom are distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may be indicated. The trust assets totaled 382,899 and 447,205 as of June 30, 2021 and December 31, 2020, respectively, and consist of cash, creditors' rights, real estate and shares.

55.	Mutual funds

As of June 30, 2021 and December 31, 2020, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills and repos for 68,517,766 and 35,396,842, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other.”

The Mutual Fund assets are as follows:

MUTUAL FUNDS	06.30. 2021 (1)	12.31. 2020

FBA Renta Pesos	138,460,806	120,150,937
FBA Renta Fija Plus	10,316,782	545,533
FBA Ahorro Pesos	1,526,176	1,012,065
FBA Calificado	590,554	702,820
FBA Acciones Argentinas	487,887	589,566
FBA Acciones Latinoamericanas	476,162	557,317
FBA Bonos Argentina	374,134	325,004
FBA Horizonte	373,089	799,123
FBA Renta Mixta	155,239	74,290
FBA Bonos Globales	122,157	252,218
FBA Gestión I	31,789	34,391
FBA Horizonte Plus	26,244	39,134
FBA Retorno Total I	20,551	34,719
FBA Renta Pública I	1,881	2,035
FBA Renta Fija Local	1,881	2,035
FBA Renta Fija Dólar Plus	-	174,075
	152,965,332	125,295,262

(1) Not subject to quarterly review pursuant to CNV Resolution No. 873/2020.

The subsidiary BBVA Asset Management Argentina S.A. acts as a mutual fund manager, authorized by the CNV, which registered that company as a mutual fund management agent under No. 3 under Provision 2002 issued by the CNV on August 7, 2014.

56.	Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgments issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

•        “Banco Francés S.A. over breach of Law 19359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. These totaled 44 transactions involving the Bank's branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and as of the date of these financial statements is being heard by the Supreme Court of Justice. The case has been called for resolution.

•  “Banco Francés S.A. over breach of Law 19359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on December 1, 2010 and identified under No. 4539, File No. 18398/05 where charges focus on fake foreign exchange transactions, through false statements upon processing thereof, carried out by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division of the City of Mar del Plata, under File No. 16377/2016. On June 21, 2017, the court sought to obtain further evidence on its own initiative ordering that a court letter should be sent to the BCRA for it to ascertain if the rules governing the charges brought in the Case File No. 18398/05 Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that noncompliance with the provisions of Communication “A” 3471 would not currently be subject to any change that may imply a lesser offense. On September 30, 2019, the court of original jurisdiction rendered judgment against the Bank for its involvement in the transaction imposing a fine of US$ 592,000, while imposing fines to the individuals involved for an aggregate amount of US$ 518,766 and Euros 48,500.

The Bank is jointly and severally liable for the aforementioned fines. The Bank's Directors Jorge Carlos Bledel, Javier D. Ornella, Marcelo Canestri and Oscar Castro and Territory Manager Oscar Fantacone and Jorge Allen were acquitted from all charges.

An appeal was filed on behalf of Banco BBVA Argentina S.A. and its employees asking for the reversal of the decision or otherwise significant reductions of the amounts involved.

The case was filed with the Federal Court of Appeals of Mar del Plata, Criminal department, and is awaiting judgment.

•        “BBVA Banco Francés S.A. over breach of Law 19359". Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges are concerned with fake foreign exchange transactions through false statements upon processing thereof incurred by personnel in Branch 087 - Salta -, which would entail a failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period ended and the BCRA must send the file to Salta’s Federal Court. As of the date hereof, the case file has not been sent to court.

•        “BBVA Banco Francés S.A. over breach of Law 19359". Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two of the Entity’s officers holding the positions described below: (i) the Foreign Trade Manager and (ii) an officer of the Area. The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, in Lomas de Zamora, Province of Buenos Aires, Criminal Division, under File No. 39130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated.

•        “Banco Francés S.A. over breach of Law 19359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on March 15, 2021 and identified under No. 7545, File No. 381/22/21, on grounds of alleged breach of Communication “A” 6770 concerning operations carried out by MULTIPOINT S.A. and TELECENTRO S.A. (i) Multipoint S.A. objects to certain operations for an aggregate amount of US$ 800,000, claiming an alleged breach of Communication “A” 6770, Paragraph 11. Purportedly, three exchange operations would have been completed under code P8 (Other financial loans) in order to prepay a financial loan arising from a loan agreement entered into on April 5, 2019 with original maturity scheduled on April 5, 2021. Such agreement included an addendum executed on October 18, 2019, which amended the third clause of the agreement and rescheduled the principal payment date to fall due on October 18, 2019. The BCRA believes it purports to an early payment of the loan, thus infringing the above-mentioned communication. (ii) TELECENTRO S.A. objects to an operation for an aggregate amount of US$ 185,724, for alleged breach of Communication “A” 6770, Paragraph 12, arguing that an operation under code B07 (sight payments for imported goods) was carried out to prepay, on October 24, 2019, a trade payable documented by means of two invoices with payment date due on October 29, 2019. The individuals/entities subject to these proceedings are Banco BBVA Argentina S.A. and two of the Entity’s officers holding the positions described below as of the date of the events: (i) the International Trade Manager and (ii) and an Area officer. The Entity has assumed the defense of the case and is preparing its answer to the charges.

•        “Banco BBVA ARGENTINA S.A.” Financial Summary Proceedings initiated by the BCRA notified on June 24, 2021 and identified under No. 1587, File No. 188/55/21, on grounds of alleged failure to comply with paragraph 7.2 of Communication “A” 6981 by assisting (without the BCRA’s previous consent) to Cargill S.A. in the form of an overdraft facility in the amount of $167 million from April 29, 2020 to May 3, 2020, due to the fact that, since it had carried out transactions guaranteed via securities as of April 22, 2020, it should not have entered into repos and/or repos with haircut for a term of 90 subsequent days, before receiving assistance. Besides, in May and June 2020, Cargill had credit balances in its checking accounts, which were generally covered at the end of the day. In this respect, it should be noted that Banco BBVA Argentina S.A. incurred in a breach of paragraph 7.2 of the revised text of the “Credit Policy” rules, which specifically restrict intraday assistances. The individuals/entities subject to these proceedings are Banco BBVA Argentina S.A. (30-50000319-3); María Isabel Goiri Lartitegui; Jorge Delfín Luna; Alfredo Castillo Triguero; Juan Manuel Ballesteros Castellano; Oscar Miguel Castro; Gabriel Eugenio Milstein; Adriana María Fernandez De Melero; José Santiago Fornieles; Darío Javier Berkman; Carlos Eduardo Elizalde and Nicolás Herbert Bohtligk. The defendants filed answers to the charges on August 4, 2021.

The Group and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact from these cases.

57.	Accounting records

As of the date of these consolidated financial statements, and as a result of the subsequent social lockdown and distancing measures the Argentine Government has been mandating since March 19, 2020 in the wake of the global pandemic unleashed by the COVID-19 described in Note 1.3., these consolidated condensed interim financial statements and the financial statements for the period ended in March 2021 are pending transcription into the Financial Statements for Reporting Purposes book, while the accounting entries corresponding to January through December 2020 and January through June 2021 are in the process of being transcribed to the Journal.

58.	Subsequent Events

OpenPay Argentina S.A.

On May 11, 2021, the Bank participated in the incorporation of OpenPay Argentina S.A., which was registered with the Public Registry of Commerce of the Argentine Superintendence of Corporations (IGJ), under File No. 7809, Book 103 of Corporations on May 31, 2021.

OpenPay Argentina S.A. will be primarily engaged in (i) development, administration, management, processing and operation of all activities inherent to the operation of an acquiring financial institution and related businesses; (ii) development, upgrade, maintenance, operation and management, either total or partial, of administration and sales systems, means of payment in whatsoever form, charge and discharge of monies by electronic or magnetic media, wire transfers, financial security, automated process management, digitization, and online advisory services, digital wallet, foreign exchange, connectivity among several agents of these systems ; (iii) development and administration of accounts enabled to perform payments, collections, transfers, cash withdrawals and/or transactions of any kind from a mobile device and/or from any other electronic media and/or technological platform, and (iv) administration and issuance of pre-paid cards.

The Company’s initial capital stock amounted to $100,000 (one hundred thousand pesos), distributed as follows:

(i)	Banco BBVA Argentina S.A., owner of 12,510 (twelve thousand five hundred and ten) common book-entry shares with a face value of $1 and entitled to one vote each, representative of 12.51% of the capital stock; and
(ii)	BBV América S.L., owner of 87,490 (eighty seven thousand, four hundred and ninety) common book-entry shares with a face value of $1 and entitled to one vote each, representative of 87.49% of the capital stock.

On August 2, 2021, the shareholders. gathered at an Extraordinary Shareholders’ Meeting, resolved to increase the capital stock to $103,438,619 (one hundred and three million, four hundred and thirty eight thousand, six hundred and nineteen pesos), which was fully subscribed and paid in by BBVA Argentina S.A. and BBV América S.L. on a proportional basis to their respective equity interests in that company.

The equity interest in OpenPay Argentina S.A. will be recognized under the caption Investment in associates.

No other events or transactions have occurred between period-end and the date of these consolidated condensed interim financial statements which may significantly affect the Entity's financial position or results of operations as of June 30, 2021.

		EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE
AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3)

Account	06.30.21	12.31.20

COMMERCIAL PORTFOLIO

Normal performance	107,125,983	121,856,087
Preferred collaterals and counter-guarantees "A"	1,002,758	1,307,919
Preferred collaterals and counter-guarantees "B"	873,340	486,392
No preferred collaterals and counter-guarantees	105,249,885	120,061,776

With special follow-up	-	295,880
Under observation	-	295,880
Preferred collaterals and counter-guarantees "B"	-	957
No preferred collaterals and counter-guarantees	-	294,923

Troubled	2,077,863	2,352,658
No preferred collaterals and counter-guarantees	2,077,863	2,352,658

With high risk of insolvency	77,774	98
No preferred collaterals and counter-guarantees	77,774	98

Uncollectible	304,171	411,687
Preferred collaterals and counter-guarantees "A"	9,926	12,440
Preferred collaterals and counter-guarantees "B"	160,188	201,270
No preferred collaterals and counter-guarantees	134,057	197,977

TOTAL	109,585,791	124,916,410

		EXHIBIT B
		(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE
AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3)

Account	06.30.21	12.31.20

CONSUMER AND HOUSING PORTFOLIO

Normal performance	213,828,812	248,330,428
Preferred collaterals and counter-guarantees "A"	42,379	73,998
Preferred collaterals and counter-guarantees "B"	34,379,368	35,028,042
No preferred collaterals and counter-guarantees	179,407,065	213,228,388

Low risk	3,604,298	311,248
Preferred collaterals and counter-guarantees "A"	18	-
Preferred collaterals and counter-guarantees "B"	346,486	28,168
No preferred collaterals and counter-guarantees	3,257,794	283,080

Low risk - with special follow-up	156,926	83,238
No preferred collaterals and counter-guarantees	156,926	83,238

Medium risk	2,807,373	1,239,653
Preferred collaterals and counter-guarantees "B"	73,560	72,464
No preferred collaterals and counter-guarantees	2,733,813	1,167,189

High risk	2,392,080	933,861
Preferred collaterals and counter-guarantees "B"	25,406	157,926
No preferred collaterals and counter-guarantees	2,366,674	775,935

Uncollectable	643,602	335,436
Preferred collaterals and counter-guarantees "A"	2,406	16
Preferred collaterals and counter-guarantees "B"	197,256	73,087
No preferred collaterals and counter-guarantees	443,940	262,333

TOTAL	223,433,091	251,233,864

TOTAL GENERAL	333,018,882	376,150,274

				EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING
CONSOLIDATED WITH SUBSIDIARIES
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3)

	06.30.21		12.31.20
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	34,535,586	10.37%	44,183,232	11.75%
50 following largest customers	36,760,016	11.04%	39,728,019	10.56%
100 following largest customers	17,818,608	5.35%	20,606,241	5.48%
All other customers	243,904,672	73.24%	271,632,782	72.21%

TOTAL	333,018,882	100.00%	376,150,274	100.00%

								EXHIBIT D
BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING
CONSOLIDATED WITH SUBSIDIARIES
AS OF JUNE 30, 2021
(Stated in thousands of pesos in constant currency - Note 3) (1)

	Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ITEM	due	month	months	months	months	months	24	TOTAL
							months

Non-financial government sector	-	132	-	-	-	-	-	132
Financial sector	-	852,681	10,089	1,274,221	810,203	1,797,707	346,496	5,091,397
Non-financial private sector
and residents abroad	7,078,280	142,656,853	41,335,294	34,580,634	30,852,283	34,860,668	54,741,577	346,105,589

TOTAL	7,078,280	143,509,666	41,345,383	35,854,855	31,662,486	36,658,375	55,088,073	351,197,118

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

				EXHIBIT H

DEPOSITS CONCENTRATION
CONSOLIDATED WITH SUBSIDIARIES
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3)

	06.30.21		12.31.20
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	46,821,393	7.69%	58,964,765	9.84%

50 following largest customers	40,204,538	6.60%	50,386,056	8.41%

100 following largest customers	25,447,726	4.18%	31,892,184	5.32%

All other customers	496,644,629	81.53%	458,086,955	76.43%

TOTAL	609,118,286	100.00%	599,329,960	100.00%

							EXHIBIT I
BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
CONSOLIDATED WITH SUBSIDIARIES
AS OF JUNE 30, 2021
(Stated in thousands of pesos in constant currency - Note 3) (1)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24	TOTAL
						months

Deposits	552,136,975	32,383,139	34,340,333	1,294,105	23,395	-	620,177,947
Non.-financial government sector	7,033,494	120,942	179	-	-	-	7,154,615
Financial sector	456,337	-	-	-	-	-	456,337
Non-financial private sector and residents abroad	544,647,144	32,262,197	34,340,154	1,294,105	23,395	-	612,566,995
Derivative instruments	141,934	-	-	-	-	-	141,934
Other financial liabilities	42,995,379	248,529	338,010	632,182	1,034,195	3,551,268	48,799,563
Financing received from the BCRA and other financial institutions	7,116,815	355,020	3,341,735	1,189,463	237,312	537,651	12,777,996
Corporate bonds issued	-	992,573	-	167,393	251,090	58,981	1,470,037

TOTAL	602,391,103	33,979,261	38,020,078	3,283,143	1,545,992	4,147,900	683,367,477

(1) These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

								EXHIBIT J

PROVISIONS
CONSOLIDATED WITH SUBSIDIARIES
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3)

				Decreases
Accounts	Balances						Monetary gain (loss) generated by provisions	Balances
	at the beginning	Increases		Reversals		Uses		as of 06.30.21
	of the year

INCLUDED IN LIABILITIES

- Provisions for contingent commitments	1,710,168	192,851	(1)(3)	-		-	(360,854)	1,542,165

- For administrative, disciplinary and criminal penalties	6,266	-	(1)	-		-	(1,266)	5,000

- Provisions for reorganization	2,543,033	572,032	(1)	77,119		823,385	(502,713)	1,711,848

- Provisions for termination plans	177,893	41,085	(1)	-		-	(35,948)	183,030

- Other	9,943,201	626,084	(1) (2)	5,640,835	(4)	175,179	(1,858,418)	2,894,853

TOTAL PROVISIONS	14,380,561	1,432,052		5,717,954		998,564	(2,759,199)	6,336,896

(1)	See Note 27.
(2)	It includes an increase of 1,012 corresponding to subsidiary Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) recorded in Administrative Expenses
It includes an increase of 274 corresponding to subsidiary BBVA Asset Management Argentina S.A.
(3)	It includes an increase of 11,786 corresponding to the exchange difference of foreign currency provisions for contingent commitments.
(4)	It includes 5,447,079 for tax provision reversals (see Note 15.c)) recorded under Income Tax.

						EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
CONSOLIDATED WITH GROUP "A" SUBSIDIARIES
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3)

			ECL of remaining life of the financial asset
Accounts	Balances	ECL for the			Monetary gain	Balances
	as of 12.31.20	following	FI with significant	FI with credit	(loss)	as of 06.30.21
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	331,218	(6,456)	-	33,901	(68,161)	290,502

Loans and other financing	16,043,508	(234,720)	(56,622)	2,947,838	(3,510,674)	15,189,330
Other financial institutions	730,076	(204,247)	(119,935)	(4,652)	(102,117)	299,125
Non-financial private sector and residents abroad	15,313,432	(30,473)	63,313	2,952,490	(3,408,557)	14,890,205
Overdrafts	2,402,880	(160,961)	(654,385)	(810,036)	(314,025)	463,473
Instruments	1,199,488	(175,872)	162,690	(15,974)	(225,964)	944,368
Mortgage loans	215,614	6,037	126,926	(13,239)	(54,483)	280,855
Pledge loans	80,368	25,427	19,029	(20,346)	(17,511)	86,967
Consumer loans	1,591,800	(59,256)	415,430	355,436	(362,732)	1,940,678
Credit card loans	6,688,562	88,643	(29,429)	2,300,140	(1,634,939)	7,412,977
Finance leases	65,358	16,248	12,122	10,948	(16,506)	88,170
Other	3,069,362	229,261	10,930	1,145,561	(782,397)	3,672,717

Other debt securities	217	58	-	-	(150)	125

Contingent commitments	1,710,168	125,173	42,812	24,866	(360,854)	1,542,165

TOTAL ALLOWANCES	18,085,111	(115,945)	(13,810)	3,006,605	(3,939,839)	17,022,122

					EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
CONSOLIDATED WITH GROUP "C" SUBSIDIARIES
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3)

			Decreases
Accounts	Balances			Monetary gain	Balances
	as of 12.31.20	Increases	Reversals	(loss) generated by	as of 06.30.21
				allowances

Loans and other financing	407,046	73,860	(8,588)	(53,506)	410,266
Non-financial private sector and residents abroad	407,046	73,860	(8,588)	(53,506)	410,266
Pledge loans	394,836	70,484	(7,875)	(43,287)	405,612
Finance leases	1,432	426	(517)	(98)	1,243
Other	10,778	2,950	(196)	(10,121)	3,411

TOTAL ALLOWANCES	407,046	73,860	(8,588)	(53,506)	410,266

KPMG Bouchard 710 - 1° piso - C1106ABL Buenos Aires, Argentina	+54 11 4316 5700 www.kpmg.com.ar

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT ON CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the President and Directors of

Banco BBVA Argentina S.A.
Registered office: Av. Córdoba 111
City of Buenos Aires
Taxpayer identification number [C.U.I.T.] 30 -50000319 -3

Report on the financial statements

We have audited the accompanying condensed interim consolidated financial statements of Banco BBVA Argentina S.A. (the “Entity”) and its subsidiaries, which include the consolidated condensed statement of financial position as of June 30, 2021, the consolidated condensed statements of income and other comprehensive income for the six- and three-month periods then ended and the consolidated condensed statements of changes in shareholders’ equity and cash flows for the six-month period ended June 30, 2021, Exhibits and selected explanatory notes.

Board of Directors’ and Management responsibility for the financial statements

The Board of Directors and Management of the Entity are responsible for the preparation and fair presentation of the accompanying financial statements in accordance with the accounting standards established by the Argentine Central Bank (“BCRA”), which, as indicated in Note 2 to the accompanying financial statements, are based on the International Financial Reporting Standards ("IFRS") and, particularly, for interim financial statements, on International Accounting Standard 34 "Interim Financial Reporting" (“IAS 34”), as issued by the International Accounting Standards Board ("IASB"), and adopted by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), with the exceptions described in Note 2. The Board of Directors and Management are also responsible for such internal control as they determine is necessary to enable the preparation of the interim financial statements that are free from material misstatement whether due to error or irregularities.

Auditors’ responsibility and scope of the review

Our responsibility is to express a conclusion on the accompanying condensed interim consolidated financial statements based on our review. We conducted our review in accordance with the standards set forth by Technical Resolution No. 37 of the FACPCE and the “Minimum Standards applicable to External Audits” set forth by the BCRA for the review of interim financial statements. In accordance with such standards, a review is limited primarily to the performance of analytical and other review procedures applied to financial data included in the interim financial statements and inquiries of personnel responsible for the preparation thereof. A review is substantially less in scope than an audit conducted in accordance with auditing standards in force, and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the condensed interim consolidated financial statements.

Opinion

Based on our review, nothing has come to our attention that causes us to conclude that the accompanying condensed interim consolidated financial statements of Banco BBVA Argentina S.A. have not been prepared, in all material respects, in conformity with the accounting standards established by the BCRA, described in Note 2 to the consolidated financial statements.

Emphasis of matter

Without modifying our conclusion, we draw users’ attention to the information disclosed in the accompanying condensed interim consolidated financial statements:

-	As explained in Note 2 to the accompanying consolidated financial statements, such financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework set forth by the BCRA. Such financial reporting framework differs from the IFRS in certain aspects described in Notes 2.a), 2.b) and 2.c).

Report on other legal and regulatory requirements

In compliance with legal provisions in force, we report that:

a)	The accompanying condensed interim consolidated financial statements are pending transcription into the Financial Statements for Publication Book and arise from the Company’s accounting records, which are also pending transcription into the Journal, considering the situation described in Note 57 to the condensed interim consolidated financial statements;
b)	The figures reported in the accompanying consolidated condensed interim financial statements arise from applying the consolidation procedures established in the financial reporting framework set forth by the BCRA, based on the separate financial statements of the economic group’s companies, which are detailed in Note 1.1 to the accompanying consolidated condensed interim financial statements;
c)	As of June 30, 2021, as disclosed in Note 52 to the accompanying condensed interim consolidated financial statements, the Entity’s equity and its eligible assets exceed the minimum amounts required by the regulations of the Argentine Securities and Exchange Commission (CNV);
d)	We read the reporting summary (sections “Statement of financial position items”, “Statement of profit or loss items”, "Statement of cash flow items", “Statistical data” and “Ratios”), based on which, as far as it relates to our area of responsibility, we have no observations; and
e)	As of June 30, 2021, the accrued liability for retirement and pension contributions payable to the Argentine Pension Fund System arising from the Entity’s accounting records amounts to $ 571,535,886, no amounts being due as of that date.

City of Buenos Aires, August 24, 2021.

KPMG

Mauricio G. Eidelstein Partner

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

	Notes and Exhibits	06.30.21	12.31.20

ASSETS

Cash and deposits in banks	4	198,031,326	190,313,957

Cash		59,217,978	77,992,941
Financial institutions and correspondents		138,813,348	112,321,016
Argentine Central Bank (BCRA)		135,006,109	107,710,392
Other in the country and abroad		3,807,239	4,610,624

Debt securities at fair value through profit or loss	5 and Exhibit A	4,522,549	1,181,508

Derivatives	6	2,636,384	4,859,762

Repo transactions	7	105,264,692	61,644,402

Other financial assets	8	14,140,019	10,526,390

Loans and other financing	9	292,532,710	334,901,582

Non-financial government sector		132	640
Argentine Central Bank (BCRA)		-	7,526
Other financial institutions		8,476,894	7,616,188
Non-financial private sector and residents abroad		284,055,684	327,277,228

Other debt securities	10	153,768,644	151,140,170

Financial assets pledged as collateral	11	16,678,300	22,448,275

Current income tax assets	12 a)	4,741,748	-

Investments in equity instruments	13 and Exhibit A	2,127,357	3,198,340

Investments in subsidiaries and associates	14	5,681,874	6,365,334

Property and equipment	15	41,190,363	42,270,827

Intangible assets	16	2,353,373	1,946,233

Deferred income tax assets		-	5,942,888

Other non-financial assets	17	7,323,191	11,026,335

Non-current assets held for sale	18	283,154	283,154

TOTAL ASSETS		851,275,684	848,049,157

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

	Notes and Exhibits	06.30.21	12.31.20

LIABILITIES

Deposits	19 and Exhibit H	607,625,291	597,183,234

Non-financial government sector		7,121,212	7,053,773
Financial sector		549,604	1,400,726
Non-financial private sector and residents abroad		599,954,475	588,728,735

Derivatives	6	141,934	236,479

Other financial liabilities	21	46,017,407	48,282,887

Financing received from the BCRA and other financial instruments	22	3,518,616	6,382,649

Current income tax liabilities	12 b)	-	4,509,608

Provisions	Exhibit J	6,257,984	14,307,204

Deferred income tax liabilities		3,444,954	-

Other non-financial liabilities	24	54,003,540	49,796,404

TOTAL LIABILITIES		721,009,726	720,698,465

EQUITY

Share capital	26	612,710	612,710
Non-capitalized contributions		33,069,014	33,069,014
Capital adjustments		23,516,271	23,516,271
Reserves		63,848,163	108,195,009
Unappropriated retained earnings		(1,255,969)	(51,979,413)
Other Comprehensive Income/(Loss)		(81,733)	98,293
Income for the period/year		10,557,502	13,838,808
TOTAL EQUITY		130,265,958	127,350,692

TOTAL LIABILITIES AND EQUITY		851,275,684	848,049,157

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONSOLIDATED STATEMENT OF INCOME
FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

	Notes and Exhibits	Accumulated as of 06.30.21	Accumulated as of 06.30.20	Quarter from 04.01.21 to 06.30.21	Quarter from 04.01.20 to 06.30.20

Interest income	27	80,586,247	68,590,564	41,730,298	31,735,704
Interest expense	28	(34,494,095)	(20,885,533)	(18,498,310)	(8,940,232)

Net interest income		46,092,152	47,705,031	23,231,988	22,795,472

Commission income	29	17,223,489	17,393,108	9,094,584	8,973,706
Commission expenses	30	(8,842,146)	(10,007,384)	(4,073,448)	(4,463,981)

Net commission income		8,381,343	7,385,724	5,021,136	4,509,725

Net income from financial instruments at fair value through profit or loss	31	2,740,986	3,288,115	1,114,488	1,840,858
Net income (loss) from write-down of assets at amortized cost and at fair value through OCI	32	(52,957)	(1,469,379)	(16,341)	(309,400)
Foreign exchange and gold gains/(losses)	33	2,175,253	4,206,264	1,183,122	2,247,070
Other operating income	34	3,601,486	3,416,397	1,847,488	1,747,786
Impairment of financial assets		(4,172,314)	(6,445,602)	(2,090,888)	(3,920,611)

Net operating income		58,765,949	58,086,550	30,290,993	28,910,900

Personnel benefits	35	(12,584,302)	(12,696,854)	(6,223,441)	(5,812,200)
Administrative expenses	36	(11,547,999)	(11,212,350)	(5,760,709)	(5,639,281)
Depreciation and amortization	37	(2,356,544)	(2,552,206)	(1,179,346)	(1,257,140)
Other operating expenses	38	(10,162,223)	(8,738,819)	(5,254,635)	(4,051,302)

Operating income		22,114,881	22,886,321	11,872,862	12,150,977

Income (loss) from associates and joint ventures		555,122	537,545	514,984	418,276
Gain (loss) on net monetary position		(15,678,987)	(8,846,392)	(8,086,670)	(3,424,297)
Income before income tax		6,991,016	14,577,474	4,301,176	9,144,956

Income tax	12 c)	3,566,486	(6,193,468)	2,918,050	(2,898,593)

Net income for the period		10,557,502	8,384,006	7,219,226	6,246,363

Notes and exhibits are an integral part of these separate financial statements.

EARNINGS PER SHARE
AS OF JUNE 30, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

Accounts	06.30.21	06.30.20

Numerator:

Net income attributable to owners of the Parent	10,557,502	8,384,006
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	10,557,502	8,384,006

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,696,260
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,696,260

Basic earnings per share (stated in pesos)	17.2308	13.6838
Diluted earnings per share (stated in pesos) (1)	17.2308	13.6838

(1)	Given the fact that Banco BBVA Argentina S.A. has not issued financial instruments with dilutive effects on earnings per share, basic and diluted earnings per share are the same.

SEPARATE STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

	Accumulated as of 06.30.21	Accumulated as of 06.30.20	Quarter from 04.01.21 to 06.30.21	Quarter from 04.01.20 to 06.30.20

Net income for the period	10,557,502	8,384,006	7,219,226	6,246,363

Other comprehensive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method
Loss on the Share in OCI from associates and joint ventures at equity method	(6,505)	(56,790)	(458)	(28,415)
	(6,505)	(56,790)	(458)	(28,415)

Profit or losses from financial instruments at fair value through OCI
Income/(Loss) for the period on financial instruments at fair value through OCI	(391,917)	5,637,054	92,939	2,035,082
Reclassification adjustment for the period	40,257	1,469,379	3,641	309,400
Income tax	185,772	(1,919,610)	10,112	(769,756)
	(165,888)	5,186,823	106,692	1,574,726

Other comprehensive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)
Income/(Loss) for the period on equity instruments at fair value through OCI	(7,633)	(24,245)	(2,659)	400
Income tax	-	5,617	(305)	(1,802)
	(7,633)	(18,628)	(2,964)	(1,402)

Total Other Comprehensive Income for the period	(180,026)	5,111,405	103,270	1,544,909

Total Comprehensive Income	10,377,476	13,495,411	7,322,496	7,791,272

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

	2021									2020
	Share	Non-capitalized		Other Comprehensive		Reserves
	Capital	contributions		Income
	Outstanding shares	Share premium		Losses on financial instruments at fair value through OCI	Other				Total	Total
								Unappropriated retained earnings
			Adjustments to equity
Transactions						Legal reserve	Other reserves

Restated balances at the beginning of the year	612,710	33,069,014	23,516,271	168,456	(70,163)	28,233,290	79,961,719	(36,884,636)	128,606,661	130,202,402

Adjusted income from previous years (see Note 2.b) to the consolidated condensed interim financial statements)	-	-	-	-	-	-	-	(1,255,969)	(1,255,969)	-

Impact on the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5	-	-	-	-	-	-	-	-	-	(3,469,394)

Adjusted balance at the beginning of the year	612,710	33,069,014	23,516,271	168,456	(70,163)	28,233,290	79,961,719	(38,140,605)	127,350,692	126,733,008

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	10,557,502	10,557,502	8,384,006
- Other Comprehensive Income for the period	-	-	-	(165,888)	(14,138)	-	-	-	(180,026)	5,111,405

- Distribution of Unappropriated retained earnings as per Shareholders' Resolution dated April 20, 2021 and May 15, 2020

Cash dividends (1)	-	-	-	-	-	-	(7,462,210)	-	(7,462,210)	(3,839,245)
Absorption of accumulated losses	-	-	-	-	-	-	(36,884,636)	36,884,636	-	-

Balances at fiscal period end	612,710	33,069,014	23,516,271	2,568	(84,301)	28,233,290	35,614,873	9,301,533	130,265,958	136,389,174

(1) It represents $ 12.18 per share.

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF CASH FLOWS
FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

Accounts	06.30.21	06.30.20

Cash flows from operating activities

Income before Income Tax	6,991,016	14,577,474

Adjustment for total monetary income for the period	15,678,987	8,846,392

Adjustments to obtain cash flows from operating activities:	4,370,173	(88,651)
Depreciation and amortization	2,356,544	2,552,206
Impairment of financial assets	4,172,314	6,445,602
Effect of foreign exchange changes on cash and cash equivalents	(771,971)	(8,245,854)
Other adjustments	(1,386,714)	(840,605)

Net increases from operating assets:	(128,023,969)	(198,039,767)
Debt securities at fair value through profit or loss	(5,125,410)	(2,958,605)
Derivatives	1,444,687	3,603,562
Repo transactions	(56,183,600)	(51,468,588)
Loans and other financing	(30,188,279)	(79,596,135)
Non-financial government sector	437	539
Other financial institutions	(2,495,728)	(3,865,113)
Non-financial private sector and residents abroad	(27,692,988)	(75,731,561)
Other debt securities	(35,173,932)	(55,513,202)
Financial assets pledged as collateral	1,442,168	(7,342,955)
Investments in equity instruments	508,351	272,733
Other assets	(4,747,954)	(5,036,577)

Net increases from operating liabilities:	157,366,881	115,984,431
Deposits	137,878,380	123,030,610
Non-financial government sector	1,800,081	3,193,057
Financial sector	(710,452)	828,065
Non-financial private sector and residents abroad	136,788,751	119,009,488
Liabilities at fair value through profit or loss	50,559	(990,948)
Derivatives	(10,049)	(4,898,123)
Other liabilities	19,447,991	(1,157,108)

Income tax paid	(2,458,976)	(14,033,746)

Total cash flows generated by/(used in) operating activities	53,924,112	(72,753,867)

SEPARATE CONDENSED STATEMENT OF CASH FLOWS
FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

Accounts	06.30.21	06.30.20

Cash flows from investing activities

Payments:	(1,883,675)	(1,187,409)
Purchase of property and equipment, intangible assets and other assets	(1,738,539)	(1,187,409)
Other payments related to investing activities	(145,136)	-

Collections:	1,820,061	713,593
Other collections related to investing activities	1,820,061	713,593

Total cash flows used in investing activities	(63,614)	(473,816)

Cash flows from financing activities

Payments:	(4,238,284)	(5,323,040)
Non-subordinated corporate bonds	-	(4,321,319)
BCRA	(2,073)	(445)
Financing from local financial institutions	(3,624,678)	(681,925)
Leases	(611,533)	(319,351)

Collections:	762,718	-
Other collections related to financing activities	762,718	-

Total cash flows used in financing activities	(3,475,566)	(5,323,040)

Effect of exchange rate changes on cash and cash equivalents	771,971	8,245,854
Gain (loss) on net monetary position of cash and cash equivalents	(43,439,534)	(27,628,407)

Total changes in cash flows	7,717,369	(97,933,276)
Restated cash and cash equivalents at the beginning of the year (Note 4)	190,313,957	266,402,733
Cash and cash equivalents at fiscal period-end (Note 4)	198,031,326	168,469,457

Notes and exhibits are an integral part of these separate financial statements.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE FISCAL PERIOD ENDED JUNE 30, 2021
(Stated in thousands of pesos in constant currency– Note 3 to the consolidated condensed interim financial statements)

1.	Basis for the preparation of separate financial statements

As mentioned in Note 2 to the consolidated condensed interim financial statements, BBVA Argentina S.A. (the “Bank”) presents consolidated financial statements in accordance with the financial reporting framework set forth by the Argentine Central Bank (BCRA).

These financial statements of the Bank are supplementary to the consolidated condensed interim financial statements mentioned above and are intended for the purposes of complying with legal and regulatory requirements.

2.	Criteria for the preparation of the financial statements

These separate condensed interim financial statements as of June 30, 2021 and for the six-month period ended on such date, were prepared in accordance with the reporting framework set forth by the BCRA that requires supervised entities to submit financial statements prepared pursuant to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)	Impairment of financial assets

Pursuant to Communication “A” 6847 issued by the BCRA, the Entity has applied the expected loss model set forth under paragraph 5.5. of IFRS 9, except for debt instruments issued by the non-financial government sector which were excluded from the scope of such standard. If the Entity had applied the impairment model established in paragraph 5.5. of IFRS 9, its shareholders' equity as of June 30, 2021 and December 31, 2020 would have been reduced by 5,216,556 and 5,549,558, respectively, net of the deferred tax effect.

In addition, on March 19, 2020, the BCRA issued Communication "A" 6938—which term was subsequently extended by Communication “A” 7181 dated December 17, 2020— deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until fiscal years beginning on or after January 1, 2022 for Group "C" institutions (institutions consolidated by the Bank), which would remain subject to the impairment model established by the BCRA through Communication "A" 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA.

b)	Measurement of the remaining investment held in Prisma Medios de Pago S.A.

By means of Memorandum No. 7/2019 dated April 29, 2019, the BCRA established the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recognized under “Investments in Equity Instruments” as of June 30, 2021 and December 31, 2020 (see Note 16 to the consolidated condensed interim financial statements).

Additionally, the Bank recognized an adjustment to previous years’ profits, in compliance with the BCRA’s requirement. Consequently, in accordance with Memorandum No. 8/2021 dated March 22, 2021, that is, subsequent to the financial statements as of December 31, 2020, the Bank was required to adjust the fair value recognized in respect of its equity interest in Prisma Medios de Pago S.A. as of December 31, 2020.

For disclosure purposes only, such adjustment had an impact on the items “Investments in Equity Instruments” by 1,794,245 (decrease) and “Unappropriated retained earnings” by 1,255,969 (net decrease in deferred income tax) in the comparative consolidated condensed statement of financial position and in the comparative consolidated condensed statement of changes in shareholders’ equity as of December 31, 2020.

In determining the valuation of such equity interest, the Bank followed the guidelines set out under applicable standards, also considering a valuation report as of December 31, 2020 issued by independent appraisers.

c)	Memorandum No. 6/2017 on income tax reassessment

On May 29, 2017, the BCRA issued Memorandum No. 6/2017 whereby the Entity was required to account for a provision in liabilities for the reassessment of income tax applying the inflation adjustment for tax purposes. Had the IFRS treatment been applied, liabilities would have decreased by 6,826,514 as of December 31, 2020 as a result of the reassessment of income tax for fiscal years 2016, 2017 and 2018.

The exceptions described above imply a deviation from IFRS.

As stated in Note 2 to the consolidated condensed interim financial statements, the abovementioned circumstances result in a departure from the IFRS, which has a significant impact and may distort the information provided in these separate condensed financial statements.

As this is an interim period, the Entity has opted to present condensed information, pursuant to the guidelines of IAS No. 34 “Interim Financial Information”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read jointly with the financial statements as of December 31, 2020. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from December 31, 2020 are included.

Likewise, these separate financial statements contain the additional information and exhibits required by the BCRA through Communication “A” 6324.

To avoid duplication of information already provided, we refer to the consolidated condensed interim financial statements regarding:

•        Functional and presentation currency (Note 3 to the consolidated condensed interim financial statements)

•        Accounting judgments and estimates (Note 4 to the consolidated condensed interim financial statements)

•        Significant accounting policies (Note 5 to the consolidated condensed interim financial statements), except for the measurement of ownership interests in subsidiaries

•        Changes in accounting policies and IFRS issued but not yet effective (Note 6 to the consolidated condensed interim financial statements)

•        Provisions (Note 27 to the consolidated condensed interim financial statements)

•        Fair values of financial instruments (Note 43 to the consolidated condensed interim financial statements)

•        Segment reporting (Note 44 to the consolidated condensed interim financial statements)

•        Subsidiaries (Note 45 to the consolidated condensed interim financial statements)

•        Deposits guarantee regime (Note 50 to the consolidated condensed interim financial statements)

•        Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and cash-contra account (Note 52 to the consolidated condensed interim financial statements)

•        Trust activities (Note 54 to the consolidated condensed interim financial statements)

•        Mutual funds (Note 55 to the consolidated condensed interim financial statements)

•        Penalties and administrative proceedings initiated by the BCRA (Note 56 to the consolidated condensed interim financial statements)

•        Accounting records (Note 57 to the consolidated condensed interim financial statements)

•        Subsequent events (Note 58 to the consolidated condensed interim financial statements)

3.	Significant accounting policies

Except as stated in Note 5 to the consolidated condensed interim financial statements, the Bank has consistently applied the accounting policies described in Note 5 to the consolidated financial statements for the fiscal year ended December 31, 2020 for all the periods presented in these financial statements.

Investments in subsidiaries

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Bank reassesses whether it has control upon changes to one or more of the elements of control.

Ownership interest in subsidiaries are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank's share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the control, significant influence or joint control cease.

The interim financial statements as of June 30, 2021 of the subsidiaries BBVA Asset Management Argentina S.A. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present financial information in constant terms.

The financial statements of PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. were prepared pursuant to the reporting framework set forth by the BCRA for Group “C” financial institutions, which does not consider the model set forth in paragraph 5.5 “Impairment” of IFRS 9 until the fiscal years beginning on or after January 1, 2022, as stated in note 2 to these consolidated condensed interim financial statements.

4.	Cash and deposits in banks
	06.30.21	12.31.20

BCRA - Current account	135,006,109	107,710,392
Cash	59,217,978	77,992,941
Balances with other local and foreign institutions	3,807,239	4,610,624
TOTAL	198,031,326	190,313,957

5.	Debt securities at fair value through profit or loss

	06.30.21	12.31.20

Government securities	4,518,207	1,147,122
Private securities - Corporate bonds	4,342	34,386
TOTAL	4,522,549	1,181,508

6.	Derivatives

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - Financial Instruments.

The aforementioned instruments are measured at fair value and were recognized in the Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Statement of Income in “Net income/(loss) from financial instruments at fair value through profit or loss”.

As of June 30, 2021, the Bank has accounted for premiums on put options taken in respect of the Bank's right to sell its equity interest in Prisma Medios de Pago S.A. to the buyer (Al Zenith (Netherlands) B.V. as of December 30, 2021– Note 16 to the consolidated condensed interim financial statements). Such equity interest was measured at fair value as determined by Management, based on a report prepared by independent appraisers (Note 43 to the consolidated condensed interim financial statements).

Breakdown is as follows:

Assets

	06.30.21	12.31.20

Debit balances linked to foreign currency forwards pending settlement in pesos	1,433,034	3,378,429
Premiums on put options taken - Prisma Medios de Pago S.A.	1,182,000	1,481,333
Debit balances linked to interest rate swaps	21,350	-
TOTAL	2,636,384	4,859,762

Liabilities

	06.30.21	12.31.20

Credit balances linked to foreign currency forwards pending settlement in pesos	141,934	236,479
TOTAL	141,934	236,479

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of rate swaps are reported below:

	06.30.21	12.31.20

Foreign currency forwards

Foreign currency forwards purchases - US$	814,889	1,011,403
Foreign currency forwards sales - US$	793,971	978,794
Foreign currency forwards sales - Euros	9,095	6,834

Interest rate swaps

Fixed rate for floating rate (1)	900,000	-
(1) Floating rate: Badlar Rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.

7.	Repo transactions

Breakdown is as follows:

Reverse repurchase agreements

	06.30.21	12.31.20
Amounts receivable for reverse repurchase transactions of BCRA Liquidity bills with the BCRA	105,264,692	61,644,402
TOTAL	105,264,692	61,644,402

8.	Other financial assets

The breakdown of other financial assets is as follows:

	06.30.21	12.31.20

Measured at amortized cost

Other receivables	5,517,223	5,875,244
Financial debtors from spot transactions pending settlement	4,933,293	1,396,609
Receivables from sale of ownership interest in Prisma Medios de Pago S.A.	2,898,436	3,273,558
Non-financial debtors from spot transactions pending settlement	1,048,260	130,649
Other	4,616	172,724
	14,401,828	10,848,784

Allowance for loan losses (Exhibit R)	(261,809)	(322,394)

TOTAL	14,140,019	10,526,390

9.	Loans and other financing

The Bank keeps loans and other financing under a business model for the purposes of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	06.30.21	12.31.20

Credit Cards	127,057,684	143,540,365
Consumer loans	33,137,258	35,148,546
Loans for the prefinancing and financing of exports	24,579,525	20,026,640
Mortgage loans	20,504,839	20,986,488
Discounted instruments	20,478,427	23,958,457
Unsecured instruments	14,618,354	18,425,311
Overdrafts	12,042,803	21,820,437
Other financial institutions	8,819,805	8,377,088
Pledge loans	4,126,334	3,286,070
Loans to personnel	2,557,447	2,668,584
Receivables from finance leases	2,380,815	2,051,701
Intruments purchased	749,365	1,240,339
Non-financial government sector	132	640
BCRA	-	7,526
Other financing	36,713,038	49,412,466
	307,765,826	350,950,658

Allowance for loan losses (Exhibit R)	(15,233,116)	(16,049,076)
TOTAL	292,532,710	334,901,582

Finance leases

The Bank entered into finance lease agreements related to vehicles and machinery and equipment.

The following table shows the total gross investment of the finance leases (lease- purchase agreement) and the current value of the minimum payments to be received thereunder:

	06.30.21		12.31.20
	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Term

Up to 1 year	1,287,480	761,402	1,325,208	889,883
From 1 to 2 years	975,433	576,944	810,629	527,617
From 2 to 3 years	802,208	559,683	525,897	375,423
From 3 to 4 years	634,907	477,354	344,047	258,778
From 4 to 5 years	7,186	5,432	-	-

TOTAL	3,707,214	2,380,815	3,005,781	2,051,701

Principal		2,309,181		1,990,503
Interest accrued		71,634		61,198
TOTAL		2,380,815		2,051,701

A breakdown of loans and other financing according to credit quality standing pursuant to applicable standards issued by the BCRA are detailed in Exhibit B, while the information on the concentration of loans and other financing is presented in Exhibit C to these separate condensed interim financial statements. The reconciliation of the information included in those Exhibits to the accounting balances is included below.

	06.30.21	12.31.20

Total Exhibits B and C	316,547,495	358,266,582
Plus:
BCRA	-	7,526
Loans to personnel	2,557,447	2,668,584
Interest and other items accrued receivable from financial assets with credit value impairment	-	175,797
Less:
Allowance for loan losses (Exhibit R)	(15,233,116)	(16,049,076)
Adjustments for effective interest rate	(1,402,462)	(1,272,217)
Corporate bonds	(520,187)	(362,633)
Loan commitments	(9,416,467)	(8,532,981)
Total loans and other financing	292,532,710	334,901,582

Note 47.2 to the consolidated condensed interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of June 30, 2021 and December 31, 2020, the Bank holds the loan commitments recognized in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	06.30.21	12.31.20
Guarantees granted	4,491,145	938,859
Documentary credits	3,710,875	6,485,653
Unused overdrafts and receivables agreed	1,179,200	1,028,991
Liabilities related to foreign trade transactions	35,247	79,478
	9,416,467	8,532,981

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Bank's credit risks policy.

10.	Other debt securities

a) Financial assets measured at amortized cost

	06.30.21	12.31.20

Government securities	17,258,367	-
Corporate bonds under credit recovery transactions	29	104
	17,258,396	104

Allowance for loan losses - Private securities (Exhibit R)	(29)	(104)

TOTAL	17,258,367	-

b) Financial assets measured at fair value through OCI

	06.30.21	12.31.20

BCRA Liquidity Bills	107,435,338	112,648,372
Government securities	28,585,832	38,164,815
Private securities - Corporate bonds	489,203	327,096

	136,510,373	151,140,283

Allowance for loan losses - Private securities (Exhibit R) (1)	(96)	(113)

TOTAL	136,510,277	151,140,170

(1) Disclosed in this item in accordance with the chart of accounts set forth by the BCRA.

11.	Financial assets pledged as collateral

As of June 30, 2021 and December 31, 2020, the Bank has pledged as collateral the following financial assets:

		06.30.21	12.31.20

Guarantee trust - Government securities at fair value through OCI	(2)	6,017,464	8,697,464
Guarantee trust - USD	(4)	3,994,622	4,400,543
Deposits as collateral	(3)	3,351,157	3,643,265
BCRA - Special guarantee accounts (Note 42.1)	(1)	3,315,057	5,707,003
TOTAL		16,678,300	22,448,275

(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.

(2)	Set up as collateral to operate with Rosario Futures Exchange (ROFEX), Bolsas y Mercados Argentinos SA (BYMA) and Mercado Abierto Electrónico S.A (MAE) on foreign currency forward transactions and futures contracts. The trust fund consists of government securities.

(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and futures contracts.

(4)	The trust is composed of dollars in cash as collateral for activities related to the transactions of MAE and BYMA.

12.	Income Tax:

a)	Current income tax assets

Breakdown is as follows:

	06.30.21	12.31.20

Income tax credit	4,741,748	-
	4,741,748	-

b)	Current income tax liabilities

Breakdown is as follows:

	06.30.21	12.31.20

Income tax provision	-	12,485,458
Advances	-	(7,978,055)
Collections and withholdings	-	2,205
	-	4,509,608

c)	Income tax expense

Breakdown of income tax benefit / (expense):

	06.30.21	06.30.20

Current tax	6,461,535	(8,038,205)
Deferred tax	(2,895,049)	1,844,737
	3,566,486	(6,193,468)

The income tax benefit for the period ended June 30, 2021 includes the impact of the calculation of the inflation adjustment for tax purposes and the reversal of the provision required by the BCRA, as mentioned in “Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018” of Note 15.c) to the consolidated condensed interim financial statements.

The Bank’s effective tax rate for the period ended June 30, 2020 was 42%.

The policy on the recognition of income tax for interim periods is described in Note 15.c) to the consolidated condensed interim financial statements.

13.	Investments in equity instruments

Investments in equity instruments for which the Bank has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income. Breakdown is as follows:

13.1 Investments in equity instruments through profit or loss

	06.30.21	12.31.20

Prisma Medios de Pago S.A.(Note 16 to the consolidated condensed interim financial statements)	1,796,979	2,798,840
Private securities - Shares of other non-controlled companies	299,184	363,784
TOTAL	2,096,163	3,162,624

13.2 Investments in equity instruments through other comprehensive income

	06.30.21	12.31.20

Banco Latinoaméricano de Exportaciones S.A.	29,752	34,108
Other	1,442	1,608
TOTAL	31,194	35,716

14.	Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	06.30.21	12.31.20

Volkswagen Financial Services Compañía Financiera S.A.	1,711,745	1,746,090
PSA Finance Arg. Cía. Financiera S.A.	966,135	972,825
BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión	924,290	1,804,907
Rombo Compañía Financiera S.A.	765,520	948,669
BBVA Consolidar Seguros S.A.	627,936	558,166
Interbanking S.A.	469,444	207,314
Play Digital S.A.	188,813	93,237
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	27,991	34,126

TOTAL	5,681,874	6,365,334

15.	Property and equipment

	06.30.21	12.31.20

Real estate	29,404,733	29,256,885
Furniture and facilities	5,916,407	6,146,719
Right of use of leased real estate (Note 25)	2,932,880	3,315,724
Machinery and equipment	2,088,839	2,679,653
Constructions in progress	764,170	810,730
Vehicles	83,334	61,116
TOTAL	41,190,363	42,270,827

Detailed information on assets and lease liabilities as well as interest and foreign exchange differences recognized in profit or loss are stated in Note 25 to these separate condensed interim financial statements.

16.	Intangible assets

	06.30.21	12.31.20

Licenses - Software	2,353,373	1,946,233
TOTAL	2,353,373	1,946,233

17.	Other non-financial assets

	06.30.21	12.31.20

Prepayments	3,789,924	5,480,384
Investment properties	2,346,863	2,368,965
Tax advances	478,902	1,953,048
Advances to supplier of goods	409,783	393,288
Other miscellaneous assets	210,283	294,935
Assets acquired as security for loans	16,355	16,820
Advances to personnel	522	473,223
Other	70,559	45,672
TOTAL	7,323,191	11,026,335

Investment property includes real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

18.	Non-current assets held for sale

It includes certain group of real property assets located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

	06.30.21	12.31.20

Property and equipment held for sale	283,154	283,154

TOTAL	283,154	283,154

19.	Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	06.30.21	12.31.20

Non-financial government sector	7,121,212	7,053,773
Financial sector	549,604	1,400,726
Non-financial private sector and residents abroad	599,954,475	588,728,735
Savings accounts	255,019,811	258,123,517
Term deposits	160,041,399	147,945,930
Checking accounts	138,590,073	141,109,013
Investment accounts	40,583,055	34,971,412
Other	5,720,137	6,578,863
TOTAL	607,625,291	597,183,234

20.	Liabilities at fair value through profit or loss

No transactions were accounted for in this period.

21.	Other financial liabilities

	06.30.21	12.31.20

Obligations from financing of purchases	27,261,689	31,415,308
Payables from foreign currency spot purchases pending settlement	4,615,538	181,729
Collections and other transactions on behalf of third parties	3,950,475	5,076,036
Lease liabilities (Note 25)	2,834,368	3,685,484
Payment orders pending credit	2,351,296	2,379,421
Credit balance for spot purchases or sales pending settlement	1,435,901	1,054,541
Accrued commissions payable	51,851	52,062
Other	3,516,289	4,438,306
TOTAL	46,017,407	48,282,887

22.	Financing received from the BCRA and other financial institutions

	06.30.21	12.31.20

Local financial institutions	2,927,092	2,119,124
Foreign financial institutions	561,622	4,227,824
BCRA	29,902	35,701
TOTAL	3,518,616	6,382,649

23.	Corporate bonds issued

No transactions were accounted for in this period.

24.	Other non-financial liabilities

	06.30.21	12.31.20

Cash dividends payables (1)	21,500,000	18,172,024
Miscellaneous creditors	10,397,579	11,111,296
Advances collected	6,455,153	5,683,625
Other collections and withholdings	6,150,398	6,461,915
Short-term personnel benefits	5,871,362	6,156,893
Other taxes payable	2,103,931	1,084,639
Social security payment orders pending settlement	617,865	124,496
Long-term personnel benefits	510,940	492,222
For contract liabilities	359,587	501,825
Other	36,725	7,469
TOTAL	54,003,540	49,796,404

(1) See Note 30 to the consolidated condensed interim financial statements.

25.	Leases

The Bank as lessee

Below is a detail of the amounts related to rights of use of leased assets and lease liabilities in force as of June 30, 2021 and December 31, 2020:

Rights of use under leases

	Initial			Depreciation			Residual
	value as of			Accumulated		For the	value as of
Account	01.01.21	Increases	Decreases	as of 01.01.21	Decreases	Period (1)	06.30.21

Leased real property	5,073,916	330,072	232,685	1,758,192	4,750	484,981	2,932,880

(1) See Note 37

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	06.30.21	12.31.20

Up to 1 year	34,228	8,490	42,718	212,014
From 1 to 5 years	1,357,888	237,467	1,595,355	2,449,843
More than 5 years	1,162,190	34,105	1,196,295	1,023,627
			2,834,368	3,685,484

Interest and exchange rate difference recognized in profit or loss

	06.30.21	06.30.20

Other operating expenses
Interest on lease liabilities (Note 42)	(202,102)	(235,652)

Exchange rate difference
Exchange rate gain / (loss) from finance lease	(1,150,897)	(481,235)

Other expenses
Leases (Note 36)	(1,486,143)	(1,143,659)

26.	Share Capital

Share capital information is disclosed in Note 30 to the consolidated condensed interim financial statements.

27.	Interest income

	06.30.21	06.30.20

Interest on government securities	21,851,741	18,768,202
Premium on reverse repurchase transactions	10,733,695	1,815,474
Interest on credit card loans	10,507,086	12,656,707
Stabilization Coefficient (CER) clause adjustment	7,507,107	236,967
Purchasing Power Unit (UVA) clause adjustment	6,489,283	5,950,445
Interest on instruments	5,926,669	6,727,439
Interest on consumer loans	5,839,483	6,182,881
Interest on other loans	4,587,641	3,364,056
Interest on overdrafts	3,534,755	8,398,083
Interest on loans to the financial sector	1,377,982	1,730,214
Interest on mortgage loans	725,052	920,220
Interest on pledge loans	663,849	273,217
Interest on loans for the prefinancing and financing of exports	461,351	1,063,381
Interest on finance leases	326,263	269,040
Interest on private securities	52,638	5,902
Other	1,652	228,336
TOTAL	80,586,247	68,590,564

28.	Interest expenses

	06.30.21	06.30.20

Interest on time deposits	27,275,520	17,707,271
Interest on checking accounts deposits	4,900,710	606,608
Purchasing Power Unit (UVA) clause adjustments	1,829,099	696,889
Interest on savings accounts deposits	226,008	179,617
Other liabilities from financial transactions	201,193	1,661,305
Interest on interfinancial loans received	58,112	20,555
Premium for reverse repurchase agreements	17	-
Other	3,436	13,288
TOTAL	34,494,095	20,885,533

29.	Commission income

	06.30.21	06.30.20

From credit cards	8,284,792	7,103,261
Linked to liabilities	6,786,672	8,168,115
From foreign trade and foreign currency transactions	874,228	694,278
From insurance	847,413	895,583
Linked to loans	213,881	373,822
Linked to securities	212,270	156,556
From guarantees granted	4,233	1,493
TOTAL	17,223,489	17,393,108

30.	Commission expenses

	06.30.21	06.30.20

For credit and debit cards	7,323,483	8,487,938
For payment of salaries	409,579	548,174
For digital sales services	265,557	299,179
For foreign trade transactions	164,992	135,278
For promotions	43,516	53,667
Linked to transactions with securities	6,503	2,432
Other commission expenses	628,516	480,716
TOTAL	8,842,146	10,007,384

31.	Net income / (loss) from financial instruments carried at fair value through profit or loss

	06.30.21	06.30.20

Income from foreign currency forward transactions	2,008,275	367,361
Income from government securities	1,278,448	3,090,911
Income/(loss) from interest rate swaps	32,056	68,449
Income from corporate bonds	3,296	50,962
(Loss)/income from private securities	(581,089)	(286,249)
Other	-	(3,319)
TOTAL	2,740,986	3,288,115

32.	Net (loss) from writing-down assets carried at amortized cost and at fair value through other comprehensive income

	06.30.21	06.30.20

(Loss) from sale of government securities	(52,957)	(1,468,065)
(Loss) from sale of private securities	-	(1,314)
TOTAL	(52,957)	(1,469,379)

33.	Foreign exchange and gold gains (losses)

	06.30.21	06.30.20

Income from purchase-sale of foreign currency	2,640,481	3,299,068
Conversion of foreign currency assets and liabilities into pesos	(465,228)	907,196
TOTAL	2,175,253	4,206,264

34.	Other operating income

	06.30.21	06.30.20

Adjustments and interest on miscellaneous receivables	1,175,435	863,220
Rental of safe deposit boxes	660,018	716,226
Loans recovered	641,646	502,539
Allowances reversed	140,414	145,650
Debit and credit card commissions	139,323	178,519
Punitive interest	93,537	107,346
Income from initial recognition of government securities	12,699	-
Other operating income	738,414	902,897
TOTAL	3,601,486	3,416,397

35.	Personnel benefits

	06.30.21	06.30.20

Salaries	7,860,391	7,953,930
Social security charges	2,204,512	2,233,019
Other short-term personnel benefits	1,890,287	1,968,978
Personnel compensation and bonuses	250,974	232,708
Personnel services	218,872	248,118
Termination personnel benefits (Exhibit J)	41,085	38,469
Other long-term personnel benefits	118,181	21,632
TOTAL	12,584,302	12,696,854

36.	Administrative expenses

	06.30.21	06.30.20

Taxes	2,661,082	2,759,399
Armored transportation services	1,670,733	916,028
Rent (Note 25)	1,486,143	1,143,659
Maintenance costs	1,383,593	1,385,790
Administrative expenses	841,526	1,052,091
Electricity and communications	595,644	652,912
Other fees	437,889	526,682
Advertising	430,106	470,492
Security services	412,594	490,266
Insurance	150,847	120,852
Travel expenses	79,471	65,595
Stationery and supplies	26,026	56,936
Fees to Bank Directors and Supervisory Committee	21,414	36,595
Other administrative expenses	1,350,931	1,535,053
TOTAL	11,547,999	11,212,350

37.	Depreciation and amortization

	06.30.21	06.30.20

Depreciation of property and equipment	1,768,410	1,943,252
Amortization of rights of use of leased real property (Note 25)	484,981	458,784
Amortization of intangible assets	80,785	127,548
Depreciation of other assets	22,368	22,622
TOTAL	2,356,544	2,552,206

38.	Other operating expenses

	06.30.21	06.30.20

Turnover tax	6,531,818	4,914,533
Other allowances (Exhibit J)	775,953	987,180
Initial loss of loans below market rate	752,683	416,114
Reorganization expenses (Exhibit J)	572,032	740,049
Contribution to the Deposit Guarantee Fund	454,091	410,169
Interest on lease liabilities (Note 25)	201,216	235,107
Claims	60,730	62,259
Other operating expenses	813,700	973,408
TOTAL	10,162,223	8,738,819

39.	Related parties

See Note 46 to the Consolidated Condensed Interim Financial Statements.

40.	Restrictions to the payment of dividends

See Note 48 to the consolidated condensed interim financial statements as regards restrictions to the payment of dividends.

41.	Restricted assets

As of June 30, 2021 and December 31, 2020, the Bank has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium enterprises granted by the Inter-American Development Bank (IDB).
	06/30/2021	12/31/2020

Argentine Treasury Bonds adjusted by CER Maturity 2023	18,600	35,344
Argentine Treasury Bonds adjusted by CER Maturity 2024	85,200	80,834
	103,800	116,178

b)	Also, the Entity has accounts, deposits and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures and leases in the amount of 16,678,300 and 22,448,275 as of June 30, 2021 and December 31, 2020, respectively (see Note 11 to these separate condensed interim financial statements).

42.	Minimum cash and minimum capital requirements

42.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Item	06.30.21	12.31.20

Balances at the BCRA
BCRA – current account - not restricted	134,488,919	107,710,392
BCRA – special guarantee accounts – restricted (Note 14)	3,315,057	5,707,003
BCRA – social security special accounts – restricted	517,190	-
	138,321,166	113,417,395

Argentina Treasury Bond in pesos at 22% fixed rate. Maturity May 2022	17,258,367	18,145,873
Liquidity Bills - BCRA	107,435,338	112,648,372
TOTAL	263,014,871	244,211,640

42.2 Minimum capital requirements

The regulatory breakdown of minimum capitals is as follows at the above-mentioned date:

Minimum capital requirements	06.30.21	06.30.20

Credit risk	30,629,404	33,995,488
Operational risk	10,211,119	11,182,860
Market risk	566,093	856,835

Paid-in	114,649,135	119,656,013
Surplus	73,242,519	73,620,830

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

		HOLDING				POSITION
		Fair	Fair	Book	Book	Position with
Account	Identification	value	value	value	value	no options	Options	Final position
			level	06.30.21	12.31.20

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local
Government Securities - In pesos
Argentine Treasury Bond adjusted by 1% CER in pesos. Maturity 2021	5359	3,660,014	1	3,660,014	-	3,660,014	-	3,660,014
Argentine Treasury Bond adjusted by CER in pesos. Maturity 2021	91724	648,752	1	648,752	-	648,752	-	648,752
National Bond ARS - DESC 12-31-2033 (DICP)	45696/44530	209,441	1	209,441	-	209,441	-	209,441
Discount Treasury Bill, maturity 01-29-2021 ARS	5381	-	1	-	679,229	-	-	-
Treasury Bill, floating rate, maturity 01-29-2021	5387	-	2	-	467,804	-	-	-

Subtotal Government Securities - In pesos		4,518,207		4,518,207	1,147,033	4,518,207	-	4,518,207

Government Securities - In foreign currency
Argentine Bond in USD STEP UP. Maturity 07-09-2030	5921	-	2	-	89	-	-	-
Subtotal Government Securities - In foreign currency		-		-	89	-	-	-

Private Securities
Corporate Bond Banco de la Provincia de Bs. As. Class IV	32890	-	2	-	27,184	-	-	-
Corporate Bond Rombo Cia Financiera S.A. Class 42	53238	3,708	2	3,708	6,503	3,708	-	3,708
Subtotal Private Securities		3,708		3,708	33,687	3,708	-	3,708

Private Securities - In foreign currency
Corporate Bond YPF Class 9 USD	54659	634	2	634	699	634	-	634

Subtotal Private Securities - In foreign currency		634		634	699	634	-	634

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		4,522,549		4,522,549	1,181,508	4,522,549	-	4,522,549

EXHIBIT A
(Continued)
BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

		HOLDING				POSITION
		Fair	Fair	Book	Book	Position with
Account	Identification	value	value	value	value	no options	Options	Final position
			level	06.30.21	12.31.20

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI
Local:
Government Securities - In pesos
Treasury Bonds adjusted by 1.50% CER in pesos. Maturity 03-25-2024	5493	8,547,902	1	8,547,902	7,140,481	8,547,902	-	8,547,902
Treasury Bonds adjusted by 1.40% CER in pesos. Maturity 03-25-2023	5492	5,191,753	1	5,191,753	2,364,664	5,191,753	-	5,191,753
Treasury Bonds adjusted by 1.20% CER in pesos. Maturity 03-18-2022	5491	4,261,588	1	4,261,588	4,292,470	4,261,588	-	4,261,588
Treasury Bonds adjusted by 1.30% CER in pesos. Maturity 09-20-2022	5495	3,557,395	1	3,557,395	3,193,131	3,557,395	-	3,557,395
Treasury Bills adjusted by CER. Maturity 02-22-2022	5500	3,277,000	1	3,277,000	-	3,277,000	-	3,277,000
Treasury Bills adjusted by CER Maturity 05-23-2022	5936	2,068,000	2	2,068,000	-	2,068,000	-	2,068,000
Treasury Bills adjusted by CER Maturity 04-18-2022	5934	1,114,853	2	1,114,853	-	1,114,853	-	1,114,853
Treasury Bonds adjusted by 1.45% CER in pesos. Maturity 08-13-2023	5497	567,341	2	567,341	-	567,341	-	567,341
Argentine Treasury Bond adjusted by 1% CER in pesos. Maturity 2021	5359	-	1		2,291,783	70,043	-	70,043
Argentine Treasury Bond in pesos, 22% fixed rate. Maturity May 2022	5496	-	2	-	18,145,873	-	-	-
Argentine Treasury Bond adjusted by CER in pesos. Maturity 2021	5315	-	1	-	78,578	-	-	-
Treasury Bonds adjusted by 2% CER in pesos. Maturity 11-09-2026	5925	-	2	-	657,835	-	-	-

Subtotal Government Securities - In pesos		28,585,832		28,585,832	38,164,815	28,655,875	-	28,655,875

BCRA Bills
BCRA Liquidity Bills in pesos. Maturity 07-27-2021	13726	20,426,125	2	20,426,125	-	20,426,125	-	20,426,125
BCRA Liquidity Bills in pesos. Maturity 07-01-2021	13719	14,984,615	2	14,984,615	-	14,984,615	-	14,984,615
BCRA Liquidity Bills in pesos. Maturity 07-22-2021	13725	14,176,307	2	14,176,307	-	14,176,307	-	14,176,307
BCRA Liquidity Bills in pesos. Maturity 07-08-2021	13721	13,885,535	2	13,885,535	-	13,885,535	-	13,885,535
BCRA Liquidity Bills in pesos. Maturity 07-06-2021	13720	13,043,038	2	13,043,038	-	13,043,038	-	13,043,038
BCRA Liquidity Bills in pesos. Maturity 07-15-2021	13723	11,324,334	2	11,324,334	-	11,324,334	-	11,324,334
BCRA Liquidity Bills in pesos. Maturity 07-20-2021	13724	10,776,535	2	10,776,535	-	10,776,535	-	10,776,535
BCRA Liquidity Bills in pesos. Maturity 07-13-2021	13722	8,818,849	2	8,818,849	-	8,818,849	-	8,818,849
BCRA Liquidity Bills in pesos. Maturity 01-19-2021	13672	-	2	-	34,393,513	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-05-2021	13668	-	2	-	16,817,877	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-12-2021	13670	-	2	-	14,838,101	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-21-2021	13673	-	2	-	12,252,801	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-14-2021	13671	-	2	-	7,404,654	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-26-2021	13674	-	2	-	12,190,124	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-28-2021	13675	-	2	-	7,299,086	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-07-2021	13669	-	2		7,452,216	-	-	-

Subtotal BCRA Liquidity Bills		107,435,338		107,435,338	112,648,372	107,435,338	-	107,435,338

Private Securities - In pesos
Corporate Bond PAN AMERICAN ENERGY, S.L. SUCURSAL ARGENTINA	54816	267,780	3	267,780	327,096	267,780	-	267,780
Corporate Bond Petroquimica Rivadavia Class G Floating rate. Maturity 05-31-2022	55388	77,540	3	77,540	-	77,540	-	77,540
Subtotal Private Securities In pesos		345,320		345,320	327,096	345,320	-	345,320

Private Securities - In foreign currency
Corporate Bond Molinos Agro SA USD Link Maturity 05-18-2023	55364	143,883	3	143,883	-	143,883	-	143,883
Subtotal Private Securities		143,883		143,883	-	143,883	-	143,883

TOTAL DEBT SECURITIES MEASURED AT FAIR VALUE THROUGH OCI		136,510,373		136,510,373	151,140,283	136,580,416	-	136,580,416

MEASURED AT AMORTIZED COST
Government Securities - In Pesos
Argentine Treasury Bond in pesos, at 22% fixed rate, maturity May 2022	5496	17,258,367	2	17,258,367	-	17,258,367	-	17,258,367

Subtotal Government Securities - In pesos		17,258,367		17,258,367	-	17,258,367	-	17,258,367

Private Securities - In pesos
Corporate Bond EXO. S.A.		29		29	104	29	-	29

Subtotal Private Securities - In pesos		29		29	104	29	-	29

TOTAL DEBT SECURITIES MEASURED AT AMORTIZED COST		17,258,396		17,258,396	104	17,258,396	-	17,258,396

TOTAL OTHER DEBT SECURITIES		153,768,769		153,768,769	151,140,387	153,838,812	-	153,838,812

EQUITY INSTRUMENTS

Local:
Private Securities - In pesos
Prisma Medios de Pago S.A. (1)		1,796,979	3	1,796,979	2,798,840	-	1,796,979	1,796,979
BYMA- Bolsas y Mercados Argentina Share		178,625	1	178,625	192,999	178,625	-	178,625
Mercado de Valores de Bs. As. Share		120,559	1	120,559	170,784	120,559	-	120,559
Other		239	2	239	283	239	-	239
Foreign:
Private Securities - In foreign currency
Other		30,955	2	30,955	35,434	30,955	-	30,955
TOTAL EQUITY INSTRUMENTS		2,127,357		2,127,357	3,198,340	330,378	1,796,979	2,127,357

(1) The shareholding of Prisma Medios de Pago S.A. has put options taken over the total position (See note 9 to the Consolidated Condensed Interim Financial Statements).

		EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO
PERFORMANCE AND GUARANTEES RECEIVED
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

	06.30.21	12.31.20

COMMERCIAL PORTFOLIO

Normal performance	106,171,706	119,175,151
Preferred collaterals and counter-guarantees "A"	1,002,758	1,307,919
Preferred collaterals and counter-guarantees "B"	784,914	446,355
No preferred collaterals and counter-guarantees	104,384,034	117,420,877

With special follow-up	-	295,880
Under observation	-	295,880
Preferred collaterals and counter-guaranteed "B"	-	957
No preferred collaterals and counter-guarantees	-	294,923

Troubled	2,077,863	2,352,658
No preferred collaterals and counter-guarantees	2,077,863	2,352,658

With high risk of insolvency	77,774	98
No preferred collaterals and counter-guarantees	77,774	98

Uncollectible	304,171	411,687
Preferred collaterals and counter-guarantees "A"	9,926	12,440
Preferred collaterals and counter-guarantees "B"	160,188	201,270
No preferred collaterals and counter-guarantees	134,057	197,977

TOTAL	108,631,514	122,235,474

		EXHIBIT B
		(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO
PERFORMANCE AND GUARANTEES RECEIVED
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

	06.30.21	12.31.20

CONSUMER AND HOUSING PORTFOLIO

Normal performance	198,560,371	233,328,290
Preferred collaterals and counter-guarantees "A"	42,379	73,998
Preferred collaterals and counter-guarantees "B"	23,258,720	24,233,511
No preferred collaterals and counter-guarantees	175,259,272	209,020,781

Low risk	3,508,070	310,669
Preferred collaterals and counter-guarantees "A"	18	-
Preferred collaterals and counter-guarantees "B"	276,847	27,589
No preferred collaterals and counter-guarantees	3,231,205	283,080

Low risk - with special follow-up	156,926	83,238
No preferred collaterals and counter-guarantees	156,926	83,238

Medium risk	2,805,916	1,177,446
Preferred collaterals and counter-guarantees "B"	72,189	15,667
No preferred collaterals and counter-guarantees	2,733,727	1,161,779

High risk	2,387,473	808,680
Preferred collaterals and counter-guarantees "B"	21,912	41,188
No preferred collaterals and counter-guarantees	2,365,561	767,492

Uncollectible	497,225	322,785
Preferred collaterals and counter-guarantees "A"	2,406	16
Preferred collaterals and counter-guarantees "B"	68,227	62,479
No preferred collaterals and counter-guarantees	426,592	260,290

TOTAL	207,915,981	236,031,108

TOTAL GENERAL	316,547,495	358,266,582

				EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

	06.30.21		12.31.20
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	36,589,366	11.56%	46,035,671	12.85%
50 following largest customers	40,180,758	12.69%	42,511,464	11.87%
100 following largest customers	16,430,899	5.19%	19,073,756	5.32%
All other customers	223,346,472	70.56%	250,645,691	69.96%

TOTAL	316,547,495	100.00%	358,266,582	100.00%

								EXHIBIT D
BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING
AS OF JUNE 30, 2021
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements) (1)

	Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ITEM	due	month	months	months	months	months	24	TOTAL
							months

Non-financial government sector	-	132	-	-	-	-	-	132
Financial sector	-	1,279,501	1,676,798	2,018,669	2,270,511	3,134,201	874,140	11,253,820
Non-financial private sector
and residents abroad	7,027,037	141,469,493	34,873,913	31,721,118	26,339,111	30,800,852	52,666,259	324,897,783

TOTAL	7,027,037	142,749,126	36,550,711	33,739,787	28,609,622	33,935,053	53,540,399	336,151,735

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

				EXHIBIT H

DEPOSITS CONCENTRATION
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

	06.30.21		12.31.20
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	78,525,788	12.92%	56,890,512	9.53%

50 following largest customers	59,082,106	9.72%	50,386,056	8.44%

100 following largest customers	28,838,650	4.75%	31,901,186	5.34%

All other customers	441,178,747	72.61%	458,005,480	76.69%

TOTAL	607,625,291	100.00%	597,183,234	100.00%

							EXHIBIT I
BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
AS OF JUNE 30, 2021
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements) (1)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24	TOTAL
						months

Deposits	552,100,602	31,198,438	33,928,077	1,294,105	23,395	-	618,544,617
Non.-financial government sector	7,033,494	120,942	179	-	-	-	7,154,615
Financial sector	549,604	-	-	-	-	-	549,604
Non-financial private sector and residents abroad	544,517,504	31,077,496	33,927,898	1,294,105	23,395	-	610,840,398
Derivative instruments	141,934	-	-	-	-	-	141,934
Other financial liabilities	42,991,561	248,529	338,010	632,182	1,034,195	3,551,268	48,795,745
Financing received from the BCRA and other financial institutions	627,599	958,217	1,935,205	-	-	-	3,521,021

TOTAL	595,861,696	32,405,184	36,201,292	1,926,287	1,057,590	3,551,268	671,003,317

(1) These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

					EXHIBIT J

PROVISIONS
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

				Decreases
Accounts	Balances						Monetary gain (loss) generated by provisions	Balances
	at the beginning	Increases		Reversals		Uses		as of 06.30.21
	of the year

INCLUDED IN LIABILITIES

- Provisions for contingent commitments	1,710,168	192,851	(1)(5)	-		-	(360,854)	1,542,165

- For administrative, disciplinary and criminal penalties	6,266	-		-		-	(1,266)	5,000

- Provisions for reorganization	2,543,033	572,032	(4)	77,119		823,385	(502,713)	1,711,848

- Provisions for termination plans	177,893	41,085	(2)	-		-	(35,948)	183,030

- Other	9,869,844	594,888	(3)	5,640,251	(6)	166,038	(1,842,502)	2,815,941

TOTAL PROVISIONS	14,307,204	1,400,856		5,717,370		989,423	(2,743,283)	6,257,984

(1)	Set up in compliance with the provisions of Communication "A" 2950 and supplementary regulations of the BCRA
(2)	Set up to cover contingencies referred to private health care plans
(3)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and required by Memorandum 6/2017 issued by the BCRA
(4)	See Note 27 to the Consolidated Condensed Financial Interim Statements
(5)	It includes an increase of 11,786 for exchange differences in foreign currency provisions for contingent commitments.
(6)	It includes 5,447,079 for tax provision reversals (see Note 15.c) to the Consolidated Condensed Financial Statements) recorded under Income Tax.

EXHIBIT L

BALANCES IN FOREIGN CURRENCY
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

ACCOUNTS	TOTAL	AS OF 06.30.21 (per currency)				TOTAL
	AS OF					A OF
ASSETS	06.30.21	Dollar	Euro	Real	Other	12.31.20

Cash and deposits in banks	127,172,451	121,986,320	4,925,566	39,652	220,913	144,050,952
Debt securities at fair value through profit or loss	634	634	-	-	-	788
Other financial assets	2,506,442	2,499,648	6,794	-	-	2,768,830
Loans and other financing	38,140,871	38,034,464	106,334	-	73	35,000,929
Non-financial government sector	3	3	-	-	-	21
Other financial institutions	313,479	313,479	-	-	-	518,081
Non-financial private sector and residents abroad	37,827,389	37,720,982	106,334	-	73	34,482,827
Other debt securities	143,881	143,881	-	-	-	-
Financial assets pledged as collateral	4,942,817	4,942,817	-	-	-	5,911,076
Investments in equity instruments	30,955	30,955	-	-	-	35,433

TOTAL ASSETS	172,938,051	167,638,719	5,038,694	39,652	220,986	187,768,008

LIABILITIES

Deposits	163,305,938	160,092,680	3,213,258	-	-	172,247,907
Non-financial government sector	3,729,863	3,729,863	-	-	-	2,896,968
Financial sector	57,783	56,904	879	-	-	63,789
Non-financial private sector and residents abroad	159,518,292	156,305,913	3,212,379	-	-	169,287,150
Other financial liabilities	10,908,093	10,544,811	340,597	-	22,685	13,004,163
Financing received from the BCRA and other financial institutions	3,488,714	3,488,714	-	-	-	2,833,255
Other non-financial liabilities	1,178,461	1,166,763	11,698	-	-	1,243,819

TOTAL LIABILITIES	178,881,206	175,292,968	3,565,553	-	22,685	189,329,144

EXHIBIT O

DERIVATIVES
AS OF JUNE 30, 2021
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

Type of Contract	Purpose	Underlying	Type of	Scope of	Weighted average	Residual	Weighted average	Amount
	of the	asset	settlement	negotiation or	term	weighted average	term of Differences
	transactions			counterparty	originally agreed	term	Settlement

SWAPS	Financial transactions own account	-	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	11	8	19	900,000

REPO TRANSACTIONS	Financial transactions own account	Other	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	1	1	6	117,578,149

FUTURES	Financial transactions own account	Foreign currency	Daily differences	ROFEX	4	2	1	116,676,684

FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	1	1	30	7,667,019

FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	RESIDENTS IN THE COUNTRY NON-FINANCIAL SECTOR	4	3	113	40,602,010

OPTIONS	Financial transactions own account	Private securities	With delivery of underlying asset	OTC - Residents abroad	34	5	-	1,182,000

						EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

			ECL of remaining life of the financial asset
Accounts	Balances	ECL for the			Monetary gain	Balances
	as of 12.31.20	following	FI with significant	FI with credit	(loss)	as of 06.30.21
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	322,394	(6,456)	-	12,249	(66,378)	261,809

Loans and other financing	16,049,076	(215,529)	(56,622)	2,967,991	(3,511,800)	15,233,116
Other financial institutions	760,900	(185,056)	(119,935)	(4,652)	(108,346)	342,911
Non-financial private sector and residents abroad	15,288,176	(30,473)	63,313	2,972,643	(3,403,454)	14,890,205
Overdrafts	2,402,880	(160,961)	(654,385)	(810,036)	(314,025)	463,473
Instruments	1,199,488	(175,872)	162,690	(15,974)	(225,964)	944,368
Mortgage loans	215,614	6,037	126,926	(13,239)	(54,483)	280,855
Pledge loans	80,368	25,427	19,029	(20,346)	(17,511)	86,967
Consumer loans	1,591,800	(59,256)	415,430	355,436	(362,732)	1,940,678
Credit card loans	6,688,562	88,643	(29,429)	2,300,140	(1,634,939)	7,412,977
Finance leases	65,358	16,248	12,122	10,948	(16,506)	88,170
Other	3,044,106	229,261	10,930	1,165,714	(777,294)	3,672,717

Other debt securities	217	58	-	-	(150)	125

Contingent commitments	1,710,168	125,173	42,812	24,866	(360,854)	1,542,165

TOTAL ALLOWANCES	18,081,855	(96,754)	(13,810)	3,005,106	(3,939,182)	17,037,215

KPMG Bouchard 710 - 1° piso - C1106ABL Buenos Aires, Argentina	+54 11 4316 5700 www.kpmg.com.ar

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT ON CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the President and Directors of
Banco BBVA Argentina S.A.
Registered office: Av. Córdoba 111
City of Buenos Aires
Taxpayer identification number [C.U.I.T.] 30 -50000319 -3

Report on the financial statements

We have audited the separate condensed interim financial statements of Banco BBVA Argentina S.A. (the “Entity”), which include the separate condensed statement of financial position as of June 30, 2021, the separate condensed statements of income and other comprehensive income for the three- and the six-month periods then ended, and the separate condensed statement of changes in shareholders’ equity and cash flows for the six-month period ended June 30, 2021, Exhibits and selected explanatory notes.

Board of Directors’ and Management responsibility for the financial statements

The Board of Directors and Management of the Entity are responsible for the preparation and fair presentation of the accompanying financial statements in accordance with the accounting standards established by the Argentine Central Bank (“BCRA”), which, as indicated in Note 2 to the accompanying financial statements, are based on the International Financial Reporting Standards ("IFRS") and, particularly, for interim financial statements, on International Accounting Standard 34 "Interim Financial Reporting" (“IAS 34”), as issued by the International Accounting Standards Board ("IASB"), and adopted by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), with the exceptions described in Note 2. The Board of Directors and Management are also responsible for such internal control as they determine is necessary to enable the preparation of the interim financial statements that are free from material misstatement whether due to error or irregularities.

Auditors’ responsibility and scope of the review

Our responsibility is to issue a conclusion on these condensed interim separate financial statements based on our review. We conducted our review in accordance with the standards set forth by Technical Resolution No. 37 of the FACPCE and the “Minimum Standards applicable to External Audits” set forth by the BCRA for the review of interim financial statements. In accordance with such standards, a review is limited primarily to the performance of analytical and other review procedures applied to financial data included in the interim financial statements and inquiries of personnel responsible for the preparation thereof. A review is substantially less in scope than an audit conducted in accordance with auditing standards in force, and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the condensed interim separate financial statements.

Opinion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim separate financial statements of Banco BBVA Argentina S.A. have not been prepared, in all material respects, in accordance with the BCRA accounting framework described in Note 2 to the accompanying condensed interim separate financial statements.

Emphasis of matter

Without modifying our conclusion, we draw users’ attention to the following information disclosed in the accompanying condensed interim separate financial statements:

-	As explained in Note 2 to the accompanying separate financial statements, such financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework set forth by the BCRA. Such financial reporting framework differs from the IFRS in certain aspects described in Notes 2.a), 2.b) and 2.c).

Report on other legal and regulatory requirements

In compliance with legal provisions in force, we report that:

a)	The accompanying separate condensed interim financial statements are pending transcription into the Financial Statements for Publication Book and arise from the Company’s accounting records, which are also pending transcription into the Journal, considering the situation described in Note 2 to the condensed interim financial statements,
b)	As of June 30, 2021, as disclosed in Note 2 to the accompanying financial statements, the Entity’s equity and its eligible assets exceed the minimum amounts required by the regulations of the Argentine Securities and Exchange Commission (CNV), and
c)	As of June 30, 2021, the accrued liability for retirement and pension contributions payable to the Argentine Pension Fund System arising from the Entity’s accounting records amounts to $ 562,542,064, no amounts being due as of that date.

City of Buenos Aires, August 24, 2021.

KPMG

Mauricio G. Eidelstein Partner

SUPERVISORY COMMITTEE'S REPORT

To the Shareholders of

Banco BBVA Argentina S.A.

Registered Office: Av. Córdoba 111

City of Buenos Aires

1.	Identification of the interim financial statements subject to review

In our capacity as members of the Supervisory Committee of Banco BBVA Argentina S.A. (hereinafter, either “BBVA” or the “Entity”) designated at the General Ordinary and Extraordinary Shareholders’ Meeting held on April 20, 2021, and in compliance with the terms of Section 294 of the Argentine Companies Law No. 19550, we have reviewed the consolidated condensed interim financial statements and its subsidiaries as of June 30, 2021, which include the consolidated condensed statement of financial position, the consolidated condensed statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the six-month period then ended, and their respective supplementary notes and exhibits, as well as the separate condensed financial statements of BBVA as of June 30, 2021, which include the separate condensed statement of financial position, the statements of income, other comprehensive income, changes in shareholders’ equity and cash flows as of such date, and its related notes and exhibits.

The Entity is responsible for the preparation and presentation of the above-mentioned financial statements in accordance with the accounting standards applicable to financial institutions established by the Argentine Central Bank (BCRA), as well as for the design, implementation and maintenance of such internal control as the Entity might deem appropriate to prepare its financial statements free from material misstatements.

2.	Scope of our Review

In discharging our duties, we have examined the work performed by the Entity’s external auditors KPMG, who, on August 24, 2021, issued their limited review report on the interim financial statements as of June 30, 2021, including an unqualified opinion.

The review of interim financial statements conducted by such auditors is substantially lesser in scope than an audit and, therefore, is not sufficient to become aware of all substantial issues that might arise during an audit. Therefore, the auditors do not render such an opinion on the financial statements referred to in section I.

Since the Supervisory Committee is not responsible for management control, the review did not encompass the corporate criteria and decisions of the Entity’s several areas, for such issues are the exclusive responsibility of the Board of Directors.

3.	Supervisory Committee’s Opinion

Based on our review, we have no observations to raise, except as stated in paragraph 4, on the accompanying interim financial statements of BBVA for the six-month period ended June 30, 2021 referred to in the first paragraph of Section 1 of this report. Furthermore, such financial statements reflect all substantial facts and circumstances that are known to us.

4. Emphasis Matter

As explained in Note 2 to the accompanying consolidated and separate financial statements, such financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework set forth by the BCRA. Such financial reporting framework differs from the IFRS in certain aspects described in Notes 2.a), 2.b) and 2.c).

5.	Information Required by Applicable Provisions

We hereby report that in accordance with applicable standards in force, the enclosed condensed interim financial statements are pending transcription into the Financial Statements for Reporting Purposes book, and arise from the accounting records also pending transcription into the Daily Ledger, considering the situation described in Note 57 to the referred consolidated financial statements and in Note 2 to the separate financial statements.

We further represent that, during the reporting period, we have carried out all duties, to the extent applicable, set forth in Section 294 of Argentine Companies Law No. 19550.

We further represent that Dr. Alejandro Mosquera or Dr. Gonzalo Vidal Devoto are expressly authorized to individually sign, on behalf of the Supervisory Committee, all documents referred to in the first paragraph herein and all copies of this report.

City of Buenos Aires, August 24, 2021

ALEJANDRO MOSQUERA ATTORNEY
On behalf of Supervisory Committee

REPORTING SUMMARY FOR

THE FISCAL PERIOD ENDED

JUNE 30, 2021

(Consolidated, (Stated in thousands of pesos in constant currency– Note 3 to the consolidated condensed interim financial statements)

These consolidated condensed interim financial statements as of June 30, 2021 and for the six-month period then ended are prepared pursuant to the financial reporting framework established by the BCRA pursuant to which entities under its supervision are required to submit financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)	Impairment of financial assets

Pursuant to Communication “A” 6847 issued by the BCRA, the Entity has applied the expected loss model set forth under paragraph 5.5. of IFRS 9, except for debt instruments issued by the non-financial government sector which were temporarily excluded from the scope of such standard. If the Entity had applied the impairment model established in paragraph 5.5. of IFRS 9, its shareholders' equity as of June 30, 2021 and December 31, 2020 would have been reduced by 5,216,556 and 5,549,558, respectively, net of the deferred tax effect.

In addition, on March 19, 2020, the BCRA issued Communication "A" 6938—which term was subsequently extended by Communication “A” 7181 dated December 17, 2020— deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until fiscal years beginning on or after January 1, 2022 for Group "C" institutions (institutions consolidated by the Bank), which would remain subject to the impairment model established by the BCRA through Communication "A" 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA.

b)	Measurement of the remaining investment held in Prisma Medios de Pago S.A.

By means of Memorandum No. 7/2019 dated April 29, 2019, the BCRA established the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recognized under “Investments in Equity Instruments” as of June 30, 2021 and December 31, 2020 (see Note 16 to these consolidated condensed interim financial statements).

Additionally, the Bank recognized an adjustment to previous years’ profits, at the request of the BCRA. By means of Memorandum No. 8/2021 dated March 22, 2021, that is, subsequent to the financial statements as of December 31, 2020, the Bank was required to adjust the fair value recognized in respect of its equity interest in Prisma Medios de Pago S.A. as of December 31, 2020.

For disclosure purposes only, such adjustment had an impact on “Investments in Equity Instruments” by 1,794,245 (decrease) and “Unappropriated retained earnings” by 1,255,969 (net decrease in deferred income tax) in the comparative consolidated condensed statement of financial position and in the comparative consolidated condensed statement of changes in shareholders’ equity as of December 31, 2020.

In determining the valuation of such equity interest, the Bank followed the guidelines set out under applicable standards, also considering a valuation report as of December 31, 2020 issued by independent appraisers.

Information not Covered by the Audit Report on the Consolidated Condensed Interim Financial Statements.

c)	Memorandum No. 6/2017 on income tax reassessment

On May 29, 2017, the BCRA issued Memorandum No. 6/2017 whereby the Entity was required to account for a provision in liabilities for the reassessment of income tax by applying the inflation adjustment for tax purposes. Had the IFRS treatment been applied, liabilities would have decreased by 6,826,514 as of December 31, 2020 as a result of the reassessment of income tax for fiscal years 2016, 2017 and 2018.

As a consequence of the application of those standards, the Bank prepares its financial statements according to the financial reporting framework set forth by the BCRA as of June 30, 2021 and December 31, 2020.

Banco BBVA Argentina S.A. (NYSE; MAE; BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group—its majority shareholder since 1996. In Argentina, it has been one of the major financial institutions since 1886. BBVA Argentina offers retail and corporate banking services to a broad customer base, including individuals, small-to-medium sized companies, and large corporations. As of June 30, 2021, the Entity's total assets, liabilities and shareholders' equity amounted to 864,390,628; 731,489,965; and 132,900,663; respectively.

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 2.7 million active customers as of June 30, 2021. That network includes 243 branches providing services to the retail segment and also to small and medium enterprises and organizations.

Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 880 ATMs, 848 self-service terminals, 15 in-company banks, two points of Customer service booths. Moreover, it has a telephone banking service, a modern, safe and functional Internet banking platform and a mobile banking app. As regards payroll, Banco BBVA Argentina SA. has 5,924 employees, including 96 employees of BBVA Asset Management Argentina S.A., PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. (active employees as of the end of the month, including permanent, temporary and expatriate employees).

The loans portfolio net of allowance for loan losses totaled $ 306,926,264 as of June 30, 2021, showing a 15.99% decrease as compared to the previous year.

As it relates to consumer loans, including personal loans, credit cards, mortgage loans and pledge loans, pledge loans have experienced the most remarkable growth, having increased by 20.40% compared to June 30, 2020.

BBVA Argentina S.A.'s consolidated market share in private-sector financing was 8.21% at period-end, based on the BCRA's daily information (principal balance as of the last day of each consolidated quarter).

In terms of portfolio quality, the Entity has managed to maintain very good ratios. The irregular portfolio ratio (Financings with irregular performance/total financing) was 2.49%, with a coverage level (total allowances/irregular performance) of 187.88% as of June 30, 2021.

The exposure for securities as of June 30, 2021 totaled $ 263,555,885, including repos.

In terms of liabilities, customers’ resources totaled $ 609,118,286, with an 8.65% increase over the last twelve months.

BBVA Argentina S.A. consolidated market share in private deposits reached 7.41% at period-end, based on BCRA’s daily information (principal balance as of the last day of each quarter).

Information not Covered by the Audit Report on the Consolidated Condensed Interim Financial Statements.

Breakdown of changes in the main income/loss items

BBVA Argentina S.A. recorded an accumulated profit of 10,512,557 as of June 30, 2021, representing a return on average shareholders' equity of 7.63%, a return on average assets of 1.25%, and a return on average liabilities of 1.50%.

Accumulated net interest income totaled 48,214,021, down by 3.32% compared to June 2020. Such decrease was mainly driven by an increase in interest expenses due to adjustments to UVA-indexed time deposits. In turn, there was an increase in interest income, though not enough to offset the increase in financial expenses.

Accumulated net commission income totaled 9,151,279 accounting for a 19.81% increase compared to June 2020. This increase is mainly due to lower commission expenses for credit and debit cards.

Accumulated administrative expenses and personnel benefits totaled 24,632,637, up by 0.87% vis-a-vis June 2020. This increase was attributable to higher entertainment and travel expenses and per diem and an increase in insurance and rentals.

Outlook

The second quarter of 2021 was primarily affected by the second wave of COVID-19, amidst the health crisis Argentina has been undergoing for more than one year now. This led to a decline in activity, coupled with persistent uncertainty over the outcome of the upcoming legislative elections and unsettled conflicts associated with the external debt owed to the International Monetary Fund.

The Bank continues to actively monitor its businesses, financial position, and results of operations, and believes it remains competitively positioned to face these challenges. BBVA Argentina records low funding costs, a strong capital and liquidity position, and an optimal portfolio quality vis-a-vis the financial system.

BBVA remains focused on promptly adapting to the new scenario to be able to continue serving its customers during the pandemic, thanks to its recent years’ investment in digitization to make progress in the Bank’s digital transformation. Customers’ satisfaction shows that we are on the right track to maintain and continue consolidating our competitive position in the financial system.

As of June 2021, the share of digital customers rose to 74%, up from 69% in the prior year, while the share of mobile customers increased from 57% in 2020 to 62% in 2021.

This trend is stabilizing in light of the fact that the pandemic led to a sharp increase in customers’ adoption of digital channels.

The Bank will seek to maintain its strength as long as the remaining uncertainty remains. To such end, the Bank primarily relies on transactional funding and on its strong organic generation of capital.

As it relates to responsible banking, and as part of its commitment to the country, BBVA Argentina keeps working on its sustainability model, and supporting responsible business actions to address issues such as inclusion, financial literacy, and environmental protection.

Information not Covered by the Audit Report on the Consolidated Condensed Interim Financial Statements.

CONSOLIDATED BALANCE SHEET STRUCTURE
COMPARATIVE WITH PREVIOUS FISCAL PERIODS
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

	06.30.21	06.30.20	06.30.19

Total Assets	864,390,628	814,203,685	864,879,217

Total Liabilities	731,489,965	671,590,365	738,453,524

Shareholders' Equity	130,265,958	139,801,686	126,353,299

Minority Interest	2,634,705	2,811,634	72,394

Total Liabilities + Shareholders' Equity + Minority Interest	864,390,628	814,203,685	864,879,217

CONSOLIDATED STATEMENT OF INCOME STRUCTURE
COMPARATIVE WITH PREVIOUS FISCAL PERIODS
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

	06.30.21	06.30.20	06.30.19

Net interest income	48,214,021	49,868,002	52,584,676

Net commission income	9,151,279	7,638,002	7,921,234

Net income from measurement of financial instruments at fair value through profit or loss	3,028,172	3,479,025	10,594,896
Net (loss) from write-down of assets at amortized cost and at fair value through OCI	(52,957)	(1,469,379)	(90,712)
Foreign currency quotation differences	2,175,087	4,202,981	6,001,764
Other operating income	3,527,742	3,359,413	18,025,133
Loan loss provision	(4,249,126)	(6,543,443)	(6,456,086)

Net operating income	61,794,218	60,534,601	88,580,905

Personnel benefits	(12,838,852)	(12,982,638)	(13,794,595)
Administrative expenses	(11,793,785)	(11,436,804)	(10,331,539)
Asset depreciation and impairment	(2,374,934)	(2,568,129)	(2,992,008)
Other operating expenses	(10,719,713)	(9,177,434)	(20,570,291)

Operating income	24,066,934	24,369,596	40,892,472

Income from associates and joint ventures	141,648	327,494	297,207

Loss from net monetary position	(17,111,333)	(9,680,505)	(11,130,266)

Income before income tax from continuing activities	7,097,249	15,016,585	30,059,413

Income tax from continuing activities	3,415,308	(6,516,536)	(9,497,182)

Net income from continuing activities	10,512,557	8,500,049	20,562,231

Net income for the period	10,512,557	8,500,049	20,562,231

CONSOLIDATED CASH FLOW STRUCTURE
COMPARATIVE WITH PREVIOUS FISCAL PERIODS
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

	06.30.21	06.30.20	06.30.19

Net cash generated by/ (used in) operating activities	56,077,389	(72,305,755)	(10,405,748)

Net cash (used in)/generated by investing activities	(1,387,329)	(493,102)	1,974,265

Net cash used in financing activities	(4,261,594)	(5,415,191)	(3,164,606)

Effect of exchange rate changes	782,433	8,249,136	(3,999,404)

Effect of monetary income/(loss) on cash and cash equivalents	(43,510,573)	(27,628,447)	(49,491,771)

Total cash generated by during the period	7,700,326	(97,593,359)	(65,087,264)

COMPARATIVE STATISTICAL DATA
WITH PREVIOUS FISCAL PERIODS
(variation of balances over the same period of the previous fiscal period)

	06.30.21 / 06.30.20	06.30.20 / 06.30.19

Total loans	-15.99%	-8.73%

Total deposits	8.65%	-8.32%

Income/(loss)	23.68%	-58.66%

Shareholders' Equity	-6.81%	12.80%

COMPARATIVE RATIOS
WITH PREVIOUS FISCAL PERIODS

	06.30.21	06.30.20	06.30.19

Solvency (a)	18.17%	21.24%	17.12%

Liquidity (b)	75.75%	63.84%	60.74%

Tied-up capital (c)	35.03%	32.82%	40.33%

Indebtedness (d)	5.50	4.71	5.84

(a) Shareholders’ Equity/Liabilities (includes non.-controlling interests)

(b) Sum of cash and deposits in banks, debt securities at fair value through profit or loss and other debt securities/deposits.

(c) Sum of property and equipment, miscellaneous assets and intangible assets/Shareholders’ Equity.

(d) Total liabilities (includes non-controlling interests)/Shareholders’ Equity.

Additional Information required by the Argentine Securities Commission (CNV)’s General Resolution No. 622/13, Chapter III, Title IV, Section 12 (General Resolution No. 622/13)

1.	General matters on the Entity’s business

a)	Significant specific legal regimes that entail the contingent termination or reinstatement of the benefits set forth by such regimes’ provisions.

None.

b)	Significant changes to the Entity’s activities or other similar circumstances taking place during the periods covered by the financial statements which affect the comparability of the financial statements with those presented in previous periods or capable of affecting comparability with the financial statements to be presented in future periods.

On October 9, 2019, the CNV issued Resolution No. 20484/2019 on the merger of BBVA Francés Valores S.A. into the Bank. The capital stock resulting from the merger amounts to $ 612,710,079 and is comprised by an equal number of common book-entry shares with a nominal value of $1 and entitled to one (1) vote each.

As of the date of these consolidated financial statements, the merger and the ensuing capital stock increase are in the process of being registered with the Argentine Superintendence of Corporations (IGJ).

2.	Classification of balances receivable (financing) and payable (deposits and liabilities) according to their maturity dates.

See “Exhibit D - Breakdown by Term of Loans and Other Financing”, and “Exhibit I - Breakdown of Financial Liabilities by Remaining Terms” to BBVA Argentina S.A.’s Consolidated Financial Statements.

3.	Classification of balances receivable (financing) and payable (deposits and liabilities), to know the holding financial effects:

Item	Local currency			Foreign currency
In thousands of Pesos	With interest rate clause	With CER adjustment clause	Without interest rate clause	With interest rate clause	Without interest rate clause
Financing facilities (net of allowances)
Loans and other financing	239,899,786	28,669,492	221,449	38,135,537	-

TOTAL	239,899,786	28,669,492	221,449	38,135,537	-

Item	Local currency			Foreign currency
In thousands of Pesos	With interest rate clause	With CER adjustment clause	Without interest rate clause	With interest rate clause	Without interest rate clause
Deposits and liabilities
Deposits	355,428,592	12,756,725	99,218,930	-	141,714,039
Other liabilities (1)	17,965,457	-	95,178,309	2,891,017	-

TOTAL	373,394,049	12,756,725	194,397,239	2,891,017	141,714,039

(1) Includes the following items: Derivatives, Other financial liabilities. Financing received from the BCRA and other financial institutions, Corporate bonds issued, Other non-financial liabilities and Current and deferred income tax liabilities.

Information not Covered by the Audit Report on the Consolidated Condensed Interim Financial Statements.

4.	Breakdown of the percentage of ownership interests in other companies’ capital stock and total votes and debt and/or credit balances per company.

See Note 45. Subsidiaries and Note 46. Related Parties to the Consolidated Condensed Interim Financial Statements of BBVA Argentina S.A.

5.	Receivables from sales or loans to directors.

See Note 46. Related Parties to the Consolidated Condensed Interim Financial Statements of BBVA Argentina S.A.

6.	Physical count of inventories. Term and scope of physical count of inventories.

Not applicable.

7.	Ownership interests in other companies in excess of the amount allowed under Section 31 of Law No. 19550 and corrective measures plan.

None.

8.	Recoverable Values: Criteria followed to determine significant “recoverable values” of inventories, property and equipment, and other assets, used as limits for their respective accounting valuations.

In determining “recoverable values,” the net realization value for the status and condition of property and equipment is considered.

9.	Insurance covering tangible assets.

Assets insured in thousands of Pesos	Risk	Insured Amount	Book value

Monies, checks and other valuables	Fraud, robbery, safety boxes and valuables in transit	13,807,906	59,217,983
Building, machines, IT equipment, furniture, fixtures, signals, telephones and works of art	Fire, vandalism and earthquake - Transportation of goods	46,264,941	44,092,321
Motor vehicles	All kinds of risks and third-party insurance	125,352	90,688

10.	Positive and negative contingencies

a)	Items considered to calculate allowances whose balances exceed, individually or jointly, two percent (2%) of the equity.

See Note 15. Income Tax to the Consolidated Condensed Interim Financial Statements of BBVA Argentina S.A.

b)	Contingent situations as of the date of the financial statements that are unlikely to occur and with equity effects not accounted for, stating if the lack of accounting is based on the probability of occurrence or difficulties for the quantification of its effects.

None.

11.	Irrevocable advances for future subscriptions. Status of the process aimed at capitalization.

None.

12.	Unpaid cumulative dividends on preferred shares.

None.

Information not Covered by the Audit Report on the Consolidated Condensed Interim Financial Statements.

13.	Conditions, circumstances or terms for the elimination of restrictions on the distribution of retained earnings.

See Note 48. Restrictions on the payment of dividends to the Consolidated Condensed Interim Financial Statements of BBVA Argentina S.A.

Information not Covered by the Audit Report on the Consolidated Condensed Interim Financial Statements.